  As filed with the Securities and Exchange Commission on December 12, 1995
                                                        Registration No. 33-

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------
                         Regions Financial Corporation
             (Exact Name of Registrant as Specified in its Charter)
                             ----------------------

         Delaware                                    6711                               63-0589368
(State or Other Jurisdiction of            (Primary Standard Industrial              (I.R.S. Employer
Incorporation or Organization)             Classification Code Number)               Identification No.)

                             417 North 20th Street
                              Birmingham, AL 35203
                                 (205) 326-7100
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ----------------------
                            Samuel E. Upchurch, Jr.
                    General Counsel and Corporate Secretary
                             417 North 20th Street
                              Birmingham, AL 35203
                                 (205) 326-7860
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                             ----------------------
                                   Copies to:

       CHARLES C. PINCKNEY            FRANK M. CONNER III             KATHRYN L. KNUDSON                 RICHARD W. STEPHENS
   LANGE, SIMPSON, ROBINSON &            ALSTON & BIRD      POWELL, GOLDSTEIN, FRAZER & MURPHY   VARNER, STEPHENS, HUMPHRIES & WHITE
           SOMERVILLE                      SUITE 350                   SIXTEENTH FLOOR                   SUITE 1700 RIVERWOOD
417 NORTH 20TH STREET, SUITE 1700  700 THIRTEENTH STREET, NW      191 PEACHTREE STREET, N.E.            100 CUMBERLAND CIRCLE
      BIRMINGHAM, AL 35203           WASHINGTON, D.C. 20005         ATLANTA, GEORGIA 30303                ATLANTA, GEORGIA 30339
         (205) 250-5000                  (202) 508-3303                 (404) 572-6600                       (770) 850-7000

                             ----------------------

         Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this Registration Statement becomes effective.
         If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                             ----------------------
                        CALCULATION OF REGISTRATION FEE

 Title of each                                       Proposed maximum        Proposed maximum
 class of securities          Amount to be            offering price            aggregate                Amount of
 to be registered              registered               per unit*            offering price*         registration fee
---------------------------------------------------------------------------------------------------------------------
 Common Stock              812,372                $ 42.053364             $ 34,162,979            $ 11,780.34
=====================================================================================================================

*Calculated in accordance with Rule 457(f).

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.
================================================================================

                         REGIONS FINANCIAL CORPORATION

                             CROSS-REFERENCE SHEET



                                                                                      CAPTION OR LOCATION IN
                            FORM S-4 ITEM                                           PROXY STATEMENT/PROSPECTUS
-------------------------------------------------------------------     ----------------------------------------------------
 1. Forepart of registration statement and outside front cover page
    of prospectus   . . . . . . . . . . . . . . . . . . . . . . . .     Outside Front Cover of Proxy
                                                                        Statement/Prospectus; Facing Page of
                                                                        Registration Statement; Cross-Reference Sheet.
 2. Inside front and outside back cover of prospectus   . . . . . .     Available Information; Documents Incorporated by
 3. Risk factors, ratio of earnings to fixed charges and other          Reference; Table of Contents.
    information   . . . . . . . . . . . . . . . . . . . . . . . . .     Summary; Comparative Market Prices and
                                                                        Dividends.
 4. Terms of the transaction  . . . . . . . . . . . . . . . . . . .     Summary; Description of the Transaction; Effect
                                                                        of the Merger on Rights of Stockholders;
                                                                        Description of Regions Common Stock.
 5. Pro forma financial information   . . . . . . . . . . . . . . .     Summary.
 6. Material contacts with the company being acquired   . . . . . .     Summary; Description of the Transaction.
 7. Additional information required for re-offering by persons and
    parties deemed to be underwriters   . . . . . . . . . . . . . .     Not applicable.
 8. Interest of named experts and counsel   . . . . . . . . . . . .     Opinions.
 9. Disclosure of Commission position on indemnification for
    Securities Act liabilities  . . . . . . . . . . . . . . . . . .     Not Applicable (See Part II, Item 20).
10. Information with respect to S-3 registrants   . . . . . . . . .     Documents Incorporated by Reference; Summary;
                                                                        Business of Regions.
11. Incorporation of certain information by reference   . . . . . .     Documents Incorporated by Reference.
12. Information with respect to S-2 or S-3 registrants  . . . . . .     Not Applicable.
13. Incorporation of certain information by reference   . . . . . .     Not Applicable.
14. Information with respect to registrants other than S-2 or S-3
    registrants   . . . . . . . . . . . . . . . . . . . . . . . . .     Not Applicable.
15. Information with respect to S-3 companies   . . . . . . . . . .     Documents Incorporated by Reference; Business of
16. Information with respect to S-2 or S-3 companies  . . . . . . .     Metro; Voting Securities and Principal
17. Information with respect to companies other than S-2 or S-3         Stockholders of Metro.
    companies   . . . . . . . . . . . . . . . . . . . . . . . . . .     Not applicable.
18. Information if proxies, consents, or authorizations are to be
    solicited   . . . . . . . . . . . . . . . . . . . . . . . . . .     Documents Incorporated by Reference; Summary;
                                                                        The Special Meeting; Description of the
                                                                        Transaction; Description of Regions Common
                                                                        Stock.
19. Information if proxies, consents, or authorizations are not to
    be solicited or in an exchange offer  . . . . . . . . . . . . .     Not Applicable.


Dear Metro Financial Corporation Stockholder:

         You are cordially invited to attend the Special Meeting of Stockholders of Metro Financial Corporation ("Metro") to be held at Metro's
main office, 6637 Roswell Road, Atlanta, Georgia, 30328 on           , 1996, at
6:00 p.m., local time, notice of which is enclosed.

         At the Special Meeting, you will be asked to consider and vote on a proposal to approve an Agreement and Plan of Merger (the "Agreement"), entered into with Regions Financial Corporation ("Regions") pursuant to which Metro will merge (the "Merger") with and into Regions, and Metro Bank (the "Bank"), a wholly owned subsidiary of Metro, will become a wholly owned subsidiary of Regions. Upon consummation of the Merger, each share of Metro common stock issued and outstanding (except for certain shares held by Metro or Regions) will be converted into 0.431 of a share of Regions common stock.

         The accompanying Proxy Statement/Prospectus includes a description of the proposed Merger and provides other specific information concerning the Special Meeting. Please read these materials carefully and consider thoughtfully the information set forth in them.

         The Merger has been approved unanimously by your Board of Directors and is recommended by the Board to you for approval. Each member of the Board of Directors of Metro has agreed to vote those Metro shares beneficially owned by such member in favor of the Merger. Consummation of the Merger is subject to certain conditions, including approval of the Agreement by Metro stockholders and approval of the Merger by various regulatory agencies.

         It is important to understand that approval of the Agreement requires the affirmative vote of a majority of the common stock of Metro entitled to vote at the Special Meeting, not just a majority of the votes cast. Consequently, a failure to vote will have the same effect as a vote against the Agreement.

         Accordingly, whether or not you plan to attend the Special Meeting, you are urged to complete, sign, and return promptly the enclosed proxy card. If you attend the Special Meeting, you may vote in person if you wish, even if you previously have returned your proxy card. The proposed Merger with Regions is a significant step for Metro, and your vote on this matter is of great importance. On behalf of the Board of Directors, I urge you to vote for approval of the Merger by marking the enclosed proxy card "FOR" Item One.

                                      Sincerely,



                                      Rayburn J. Fisher, Jr.
                                      President and Chief Executive Officer

                          METRO FINANCIAL CORPORATION
                   6637 ROSWELL ROAD, ATLANTA, GEORGIA, 30328
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                          TO BE HELD           , 1996


         Notice is hereby given that a Special Meeting of Stockholders (the "Special Meeting") of Metro Financial Corporation ("Metro"), a bank holding company, will be held at Metro's main office, 6637 Roswell Road, Atlanta,
Georgia, 30328 on            , 1996, at 6:00 p.m., local time, for the
following purposes:

         1. Merger. To consider and vote on the Agreement and Plan of Merger, dated as of August 23, 1995 (the "Agreement"), by and between Metro and Regions Financial Corporation ("Regions") pursuant to which (i) Regions will acquire all of the issued and outstanding common stock of Metro through the merger of Metro with and into Regions (the "Merger"), (ii) each share of Metro common stock (except for certain shares held by Metro or Regions) will be converted into 0.431 of a share of Regions common stock, and (iii) each Metro stockholder will receive cash in lieu of any remaining fractional share interest, all as described more fully in the accompanying Proxy Statement/Prospectus; and

         2. Other Business. To transact such other business as may properly come before the Special Meeting, including adjourning the Special Meeting to permit, if necessary, further solicitation of proxies.

         Only stockholders of record at the close of business on           ,
1995, are entitled to receive notice of and to vote at the Special Meeting or any adjournment or postponement thereof.

         The Board of Directors of Metro unanimously recommends that holders of Metro common stock vote to approve the proposals listed above.

         We urge you to sign and return the enclosed proxy as promptly as possible, whether or not you plan to attend the Special Meeting in person. The proxy may be revoked by the person executing the proxy by filing with the Secretary of Metro an instrument of revocation or a duly executed proxy bearing a later date or by electing to vote in person at the Special Meeting.

                                       By Order of the Board of Directors



                                       Richard W. Stephens
                                       Secretary


ATLANTA, GEORGIA
              , 1995

    METRO FINANCIAL CORPORATION                   REGIONS FINANCIAL CORPORATION
         PROXY STATEMENT                                   PROSPECTUS
FOR SPECIAL MEETING OF STOCKHOLDERS                       COMMON STOCK
   TO BE HELD           , 1996                          (PAR VALUE $.625)



         This Prospectus of Regions Financial Corporation, a regional bank holding company organized and existing under the laws of the state of Delaware ("Regions"), relates to the shares of its common stock, par value $.625 per share ("Regions Common Stock"), which are issuable to the stockholders of Metro Financial Corporation ("Metro") upon consummation of the proposed merger (the "Merger") described herein, by which Metro will merge with and into Regions pursuant to the terms of an Agreement and Plan of Merger, dated as of August 23, 1995, by and between Regions and Metro (the "Agreement").

         On the effective date of the Merger (the "Effective Date"), except as otherwise described herein, (i) Metro will merge with and into Regions, (ii) each outstanding share of the $1.00 par value common stock of Metro ("Metro Common Stock") will be converted into 0.431 of a share of Regions Common Stock, and (iii) each Metro stockholder will receive cash in lieu of any remaining fractional share interest. A copy of the Agreement is attached to this Proxy Statement/Prospectus as Appendix A.

         As a result of the Merger, the separate existence of Metro will cease, and Metro Bank, a wholly owned subsidiary of Metro (the "Bank"), will become a wholly owned subsidiary of Regions. Regions anticipates consolidating all of its commercial bank subsidiaries in Georgia, including the Bank, into one commercial bank organized under Georgia law. For a further description of the terms of the Merger, see "Description of the Transaction."

         This Prospectus also constitutes a Proxy Statement of Metro and is being furnished to the stockholders of Metro in connection with the solicitation of proxies by the Board of Directors of Metro for use at its special meeting of stockholders, including any adjournment or postponement
thereof (the "Special Meeting"), to be held on            , 1996, to consider
and vote on the proposed Merger and related matters. This Proxy Statement/Prospectus and the accompanying proxy card are first being mailed to
stockholders of Metro on or about            , 1995.



   THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS OR OTHER
       OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE
         FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL
                         AGENCY OR INSTRUMENTALITY.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
        ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS.  ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The date of this Proxy Statement/Prospectus is          , 1995.

                             AVAILABLE INFORMATION

         Regions and Metro are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, file reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements, and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements, and other information can be inspected at the public reference facilities referred to above and at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

         This Proxy Statement/Prospectus constitutes part of the Registration Statement on Form S-4 of Regions (including any exhibits and amendments thereto, the "Registration Statement") filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Proxy Statement/Prospectus does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information about Regions and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above. Regions Common Stock is traded in the Nasdaq National Market. Reports, proxy statements, and other information concerning Regions may be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), 1735 K Street, N.W., Washington, D.C. 20006.

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY REGIONS OR METRO. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF REGIONS OR METRO SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

         All information included or incorporated by reference in this Proxy Statement/Prospectus with respect to Regions was supplied by Regions, and all information included or incorporated by reference herein with respect to Metro was supplied by Metro.

                      DOCUMENTS INCORPORATED BY REFERENCE

         The following documents previously filed with the SEC by Regions pursuant to the Exchange Act are hereby incorporated by reference herein:

                 1. Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1994;

                 2. Regions' Quarterly Reports on Form 10-Q for the three months ended March 31, June 30, and September 30, 1995;

                 3. Regions' Current Reports on Form 8-K filed with the SEC and dated October 24 and November 22, 1995; and

                 4. The description of Regions Common Stock under the heading "Item 1. Capital Stock to be Registered" in the registration statement on Form 8-A of Regions relating to Regions Common Stock and in any amendment or report filed for the purpose of updating such description.

         Regions' Annual Report on Form 10-K for the year ended December 31, 1994, incorporates by reference specific portions of Regions' Annual Report to Stockholders for that year (the "Regions Annual Report to Stockholders"), but does not incorporate other portions of the Regions Annual Report to Stockholders. Only those portions of the Regions Annual Report to Stockholders captioned "Financial Summary & Review 1994," "Financial Statements and Notes," and "Historical Financial Summary" are incorporated herein. Other portions of the Annual Report to Stockholders are NOT incorporated herein and are not a part of the Registration Statement.

         The following documents previously filed with the SEC by Metro pursuant to the Exchange Act are hereby incorporated by reference herein:

         1. Metro's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994;

         2. Metro's Quarterly Reports on Form 10-QSB for the three months ended March 31, June 30, and September 30, 1995; and

         3. Metro's Current Report on Form 8-K filed with the SEC and dated September 26, 1995.

         All documents filed by Regions pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

         THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THOSE DOCUMENTS ARE AVAILABLE UPON REQUEST, WITHOUT CHARGE (EXCEPT FOR THE EXHIBITS THERETO), IF FILED BY REGIONS, FROM RONALD C. JACKSON, STOCKHOLDER ASSISTANCE, REGIONS FINANCIAL CORPORATION, P.O. BOX 1448, MONTGOMERY, ALABAMA 36102 (TELEPHONE
(334) 832-8401), AND IF FILED BY METRO, FROM STEPHEN A. BICKELHAUP, SENIOR VICE PRESIDENT, 6637 ROSWELL ROAD, ATLANTA, GEORGIA, 30328 (TELEPHONE (770) 392-6560). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST
SHOULD BE MADE BY        , 1996.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
DOCUMENTS INCORPORATED BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     The Parties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Special Meeting of Metro Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Record Date; Vote Required . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     The Merger; Exchange Ratio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Absence of Dissenters' Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Reasons for the Merger; Recommendation of Metro's Board
      of Directors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Opinion of Metro's Financial Advisor . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Effective Date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Exchange of Stock Certificates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Regulatory Approvals and Other Conditions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Waiver, Amendment, and Termination of the Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Interests of Certain Persons in the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Certain Federal Income Tax Consequences of the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Certain Differences in Stockholders' Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Comparative Market Prices of Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Comparative Per Share Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Selected Financial Data  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Summary Pro Forma Financial Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
THE SPECIAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Record Date; Vote Required . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
DESCRIPTION OF THE TRANSACTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Treatment of Metro Options . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Background of and Reasons for the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Opinion of Metro's Financial Advisor . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Effective Date of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Distribution of Regions Stock Certificates and
       Payment for Fractional Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Conditions to Consummation of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Regulatory Approvals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Waiver, Amendment, and Termination of the Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Conduct of Business Pending the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Management Following the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Interests of Certain Persons in the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Absence of Dissenters' Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Certain Federal Income Tax Consequences of the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Accounting Treatment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Expenses and Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Resales of Regions Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Antitakeover Provisions Generally  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Authorized Capital Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Amendment of Certificate of Incorporation and Bylaws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     Classified Board of Directors and Absence of Cumulative Voting . . . . . . . . . . . . . . . . . . . . . . . . .
     Removal of Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Limitations on Director Liability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Indemnification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Special Meetings of Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Actions by Stockholders Without a Meeting  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Stockholder Nominations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Business Combinations with Certain Persons . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Mergers, Consolidations, and Sales of Assets Generally . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Dissenters' Rights of Appraisal  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Stockholders' Rights to Examine Books and Records  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
COMPARATIVE MARKET PRICES AND DIVIDENDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
BUSINESS OF METRO . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF METRO . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
BUSINESS OF REGIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Recent Developments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
PRO FORMA FINANCIAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
CERTAIN REGULATORY CONSIDERATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Payment of Dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Capital Adequacy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Support of Subsidiary Institutions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Prompt Corrective Action . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     FDIC Insurance Assessments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Safety and Soundness Standards . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Depositor Preference . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
DESCRIPTION OF REGIONS COMMON STOCK . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
STOCKHOLDER PROPOSALS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
OPINIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
APPENDIX A--Agreement and Plan of Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
APPENDIX B--Opinion of Sterne, Agee & Leach, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                    SUMMARY

         The following is a summary of certain information relating to the Special Meeting, the proposed Merger, and the offering of shares of Regions Common Stock to be issued upon consummation thereof. This summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Stockholders are urged to read carefully the entire Proxy Statement/Prospectus, including the Appendices. As used in this Proxy Statement/Prospectus, the terms "Regions" and "Metro" refer to those entities, respectively, and, where the context requires, to those entities and their respective subsidiaries.

THE PARTIES

         Metro. Metro is a bank holding company organized and existing under the laws of the state of Georgia, with its principal executive offices located in Atlanta, Georgia. Metro operates principally through the Bank, which is a wholly owned subsidiary of Metro and a state-chartered commercial bank and which provides a range of retail banking services through three offices in Atlanta, Georgia. At September 30, 1995, Metro had total consolidated assets of approximately $197 million, total consolidated deposits of approximately $178 million, and total consolidated stockholders' equity of approximately $13 million. Metro's principal executive office is located at 6637 Roswell Road, Atlanta, Georgia, 30328, and its telephone number at such address is (404) 255-8550.

         Regions. Regions is a regional bank holding company organized and existing under the laws of the state of Delaware and headquartered in Birmingham, Alabama, with approximately 288 banking offices located in Alabama, Florida, Georgia, Louisiana, and Tennessee. As of September 30, 1995, Regions had total consolidated assets of approximately $13.8 billion, total consolidated deposits of approximately $10.7 billion, and total consolidated stockholders' equity of approximately $1.1 billion. Regions is the third largest bank holding company headquartered in Alabama in terms of assets, based on September 30, 1995 information. Regions operates banking subsidiaries in Alabama, Florida, Georgia, Louisiana, and Tennessee and banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing, and securities brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.

         During the 1995 fiscal year, Regions has completed the acquisitions of two financial institutions, one in Georgia and a second in Louisiana, the acquisition of an accounts receivable factoring operation in Alabama, and the acquisition of a branch banking operation in Georgia (referred to as the "Recently Completed Acquisitions"). Regions also has entered into definitive agreements or letters of intent to acquire, in addition to Metro, six additional financial institutions, four of which are located in Georgia and one of which is located in Louisiana (the "Other Pending Acquisitions"), and one of which is located in Tennessee. For information with respect to the Recently Completed Acquisitions and the Other Pending Acquisitions, see "Documents Incorporated by Reference," "--Summary Pro Forma Financial Data," "Business of Regions--Recent Developments," and "Pro Forma Financial Information."

         Regions commenced operations in 1971 as a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is (205) 326-7100.

         Additional information with respect to Regions and its subsidiaries is included in documents incorporated by reference in this Proxy
Statement/Prospectus. See "Available Information," "Documents Incorporated by Reference," and "Business of Regions."

SPECIAL MEETING OF METRO STOCKHOLDERS

         The Special Meeting will be held at 6:00 p.m., local time, on , 1996, at Metro's main office, 6637 Roswell Road, Atlanta, Georgia, 30328, for the purpose of considering and voting on approval of the Agreement. See "The Special Meeting."

RECORD DATE; VOTE REQUIRED

         Only holders of record of Metro Common Stock at the close of business
on       , 1995 (the "Record Date"), will be entitled to vote at the Special
Meeting. The affirmative vote of a majority of the Metro Common Stock entitled to vote at the Special Meeting will be required to approve the Agreement. As of
the Record Date, there were          shares of Metro Common Stock outstanding
and entitled to be voted.

         The directors and executive officers of Metro and their affiliates
beneficially owned, as of the Record Date, shares (or approximately       % of
the outstanding shares) of Metro Common Stock. Each member of the Board of Directors of Metro has agreed to vote those Metro shares beneficially owned by such member in favor of the Merger. The directors and executive officers of Regions and their affiliates beneficially owned, as of the Record Date, no shares of Metro Common Stock. As of that date, neither Metro nor Regions held any shares of Metro Common Stock in a fiduciary capacity for others. See "The Special Meeting--Record Date; Vote Required."

THE MERGER; EXCHANGE RATIO

         The Agreement provides for the acquisition of Metro by Regions pursuant to the Merger of Metro with and into Regions. On the Effective Date, each share of Metro Common Stock then issued and outstanding (excluding any shares held by Metro, Regions, or their respective subsidiaries, other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted) will be converted into 0.431 of a share of Regions Common Stock, subject to possible adjustment in the event of any stock dividend, stock split, or similar stock reclassifications (the "Exchange Ratio"). No fractional shares of Regions Common Stock will be issued. Rather, cash will be paid in lieu of any fractional share interest to which any Metro stockholder would be entitled upon consummation of the Merger, based on the closing price of Regions Common Stock on the Nasdaq National Market (as reported by The Wall Street Journal, or, if not reported thereby, by another authoritative source selected by Regions) on the last full trading day immediately preceding the Effective Date. See "Description of the Transaction--General."

ABSENCE OF DISSENTERS' RIGHTS

         In accordance with the applicable provisions of the Georgia Business Corporation Code (the "Georgia Act"), the holders of shares of Metro Common Stock are not afforded the right to dissent from the Merger and to receive an appraised value of such shares in cash.

REASONS FOR THE MERGER; RECOMMENDATION OF METRO'S BOARD OF DIRECTORS

         Metro's Board of Directors has unanimously approved the Merger and the Agreement and has determined that the Merger is fair to, and in the best interests of, Metro and its stockholders. Accordingly, Metro's Board unanimously recommends that Metro's stockholders vote FOR approval of the Agreement. EACH MEMBER OF THE BOARD OF DIRECTORS OF METRO HAS AGREED TO VOTE SUCH MEMBER'S SHARES OF METRO COMMON STOCK IN FAVOR OF THE AGREEMENT. In approving the Merger, Metro's directors considered Metro's financial condition, the financial terms and the income tax consequences of the Merger, the likelihood of the Merger being approved by regulatory authorities without undue conditions or delay, legal advice concerning the proposed Merger, and the opinion of Sterne, Agee & Leach, Inc. ("Sterne, Agee") that, as of the date of its opinion, the consideration to be received in the Merger was fair, from a financial point of view, to the stockholders of Metro. See "Description of the Transaction-- Background of and Reasons for the Merger."

OPINION OF METRO'S FINANCIAL ADVISOR

         Sterne, Agee has rendered an opinion to Metro that, based on and subject to the procedures, matters, and limitations described in its opinion and such other matters as it considered relevant, as of the date of its opinion, the consideration to be received in the Merger was fair, from a financial point of view, to the stockholders of Metro. The opinion of Sterne, Agee is attached as Appendix B to this Proxy Statement/Prospectus. Metro stockholders are urged to read the opinion in its entirety for a description of the procedures followed, matters considered, and limitations on the reviews undertaken in connection therewith. See "Description of the Transaction--Opinion of Metro's Financial Advisor."

EFFECTIVE DATE

         Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Date will occur on the date and at the time that the Delaware Certificate of Merger and the Georgia Certificate of Merger are filed and become effective with, respectively, the Delaware Secretary of State and the Georgia Secretary of State. Unless otherwise agreed upon by Regions and Metro, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Date to occur by the last business day of the month in which the last of the following events occurs: (i) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the Merger and (ii) the date on which the Agreement is approved by the requisite vote of Metro stockholders; or such later date within 30 days thereof as specified by Regions. The parties expect that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the first quarter of 1996, although there can be no assurance as to whether or when the Merger will occur. See "Description of the Transaction--Effective Date of the Merger," "-- Conditions to Consummation of the Merger," and "-- Waiver, Amendment, and Termination of the Agreement."

EXCHANGE OF STOCK CERTIFICATES

         Promptly after the Effective Date, Regions will cause First Chicago Trust Company of New York, acting in its capacity as exchange agent for Regions (the "Exchange Agent"), to mail to the former stockholders of Metro a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of Metro Common Stock for certificates representing shares of Regions Common Stock. METRO STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. See "Description of the Transaction--Distribution of Regions Stock Certificates and Payment for Fractional Shares."

REGULATORY APPROVALS AND OTHER CONDITIONS

         The Merger is subject to approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Department of Banking and Finance of the State of Georgia (the "Georgia Department"). Applications for the requisite approvals have been filed with these agencies. The Federal Reserve has issued its approval, but the Georgia Department has yet to issue its approval of the Merger. There can be no assurance that the approval of the Georgia Department will be given or as to the timing or conditions of such approval.

         Consummation of the Merger is subject to various other conditions, including receipt of the required approval of Metro stockholders, receipt of an opinion of counsel or a ruling from the Internal Revenue Service as to the tax-free nature of certain aspects of the Merger, and certain other customary conditions. See "Description of the Transaction--Conditions to Consummation of the Merger."

WAIVER, AMENDMENT, AND TERMINATION OF THE AGREEMENT

         The Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Date by mutual action of the Boards of Directors of both Metro and Regions, or by action of the Board of Directors of either company under certain circumstances, including if the Merger is not consummated by June 30, 1996, unless the failure to consummate by such time is due to a breach of the Agreement by the party seeking to terminate. If for any reason the Merger is not consummated, Metro will continue to operate as a bank holding company under its present management. See "Description of the Transaction--Waiver, Amendment, and Termination of the Agreement."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Certain members of Metro's management and Board of Directors have interests in the Merger in addition to their interests as stockholders of Metro generally. Those interests relate to, among other things, provisions in the Agreement regarding indemnification and eligibility for certain Regions employee benefits, and treatment of outstanding options to acquire Metro Common Stock. See "Description of the Transaction--Interests of Certain Persons in the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

         Consummation of the Merger is conditioned on the receipt of an opinion of counsel to the effect that, among other things, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the exchange in the Merger of Metro Common Stock for Regions Common Stock will not give rise to gain or loss to Metro stockholders, except to the extent of any cash received in lieu of fractional share interests. Gain recognition, if any, will not be in excess of the amount of cash received. Subject to the provisions and limitations of
Section 302(a) of the Code, gain or loss will be recognized upon the receipt of cash in lieu of fractional share interests. See "Description of the Transaction--Certain Federal Income Tax Consequences of the Merger."

         DUE TO THE INDIVIDUAL NATURE OF THE TAX CONSEQUENCES OF THE MERGER, METRO STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC EFFECT OF THE MERGER ON THEM UNDER FEDERAL, STATE, LOCAL, AND FOREIGN TAX LAWS.

CERTAIN DIFFERENCES IN STOCKHOLDERS' RIGHTS

         On the Effective Date, Metro stockholders, whose rights are governed by the Georgia Act and by Metro's Articles of Incorporation and Bylaws, will automatically become Regions stockholders, and their rights as Regions stockholders will be determined by the Delaware General Corporation Law (the "Delaware GCL") and by Regions' Certificate of Incorporation and Bylaws.

         The rights of Regions stockholders differ from the rights of Metro stockholders in certain important respects, some of which constitute additional antitakeover provisions provided for in Regions' governing documents. See "Effect of the Merger on Rights of Stockholders."

COMPARATIVE MARKET PRICES OF COMMON STOCK

         Regions Common Stock and Metro Common Stock are traded in the over-the-counter market and are quoted in the Nasdaq National Market. The following table sets forth the last sale price of Regions Common Stock, the last sale price of Metro Common Stock, and the equivalent per share price (as explained below) of Metro Common Stock at the close of trading on August 23, 1995, the last trading day immediately preceding public announcement of the
Merger, and      , 1995, the latest practicable date prior to the mailing of this Proxy Statement/Prospectus:

                                                                                                         EQUIVALENT
                                                                                                             PER
                                                                                                         SHARE PRICE
                                                REGIONS                           METRO                   OF METRO
MARKET PRICE PER SHARE AT:                   COMMON STOCK                      COMMON STOCK             COMMON STOCK
--------------------------                   ------------                      ------------             ------------
August 23, 1995                                $  38.75                          $  11.00                  $16.70
      , 1995                                       .                                .                         .

         The equivalent per share price of Metro Common Stock at each specified date represents the last sale price of a share of Regions Common Stock on such date multiplied by the Exchange Ratio of 0.431. Stockholders are advised to obtain current market quotations for Regions Common Stock and Metro Common Stock. No assurance can be given as to the market price of Regions Common Stock at or after the Effective Date.

COMPARATIVE PER SHARE DATA

         The following table sets forth certain comparative per share data relating to net income, cash dividends, and book value on (i) an historical basis for Regions and Metro, (ii) a pro forma combined basis per share of Regions Common Stock, giving effect to the Merger, (iii) an equivalent pro forma basis per share of Metro Common Stock, giving effect to the Merger, (iv) a pro forma combined basis per share of Regions Common Stock, giving effect to the Merger and the Other Pending Acquisitions, and (v) an equivalent pro forma basis per share of Metro Common Stock, giving effect to the Merger and the Other Pending Acquisitions. The Regions and Metro pro forma combined information and the Metro pro forma Merger equivalent information give effect to the Merger on a purchase accounting basis and assume an Exchange Ratio of
0.431. The Regions, Metro, and Other Pending Acquisitions pro forma combined information and the Metro pro forma Merger and Other Pending Acquisitions equivalent information give effect to (i) the Merger as described in the preceding sentence and (ii) the Other Pending Acquisitions as described under "--Summary Pro Forma Financial Data--Selected Pro Forma Combined Data for Regions, Metro, and Other Pending Acquisitions." See "Description of the Transaction--Accounting Treatment." The pro forma data are presented for information purposes only and are not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger been consummated at the dates or during the periods indicated, nor are they necessarily indicative of future results of operations or combined financial position.

         The information shown below should be read in conjunction with, and is qualified in its entirety by, the historical financial statements of Regions and Metro, including the respective notes thereto, and the pro forma financial information incorporated by reference herein. See "Documents Incorporated by Reference," "--Selected Financial Data," and "--Summary Pro Forma Financial Data," "Business of Regions--Recent Developments," and "Pro Forma Financial Information."



                                                    NINE MONTHS
                                                ENDED SEPTEMBER 30,              YEAR ENDED DECEMBER 31,
                                             -----------------------        -----------------------------------
                                               1995          1994             1994         1993         1992
                                               ----          ----             ----         ----         ----
                                                  (Unaudited)              (Unaudited except Regions historical)
INCOME BEFORE CUMULATIVE EFFECT
OF CHANGE IN ACCOUNTING PRINCIPLE
AND EXTRAORDINARY ITEM PER COMMON SHARE
Regions historical  . . . . . . . . . . .     $ 2.77     $   2.52          $  3.40      $  3.01      $   2.60
Metro historical  . . . . . . . . . . . .       0.81         0.47             0.67         0.87          0.64
Regions and Metro pro forma combined(1) .       2.77                          3.38
Metro pro forma Merger equivalent(2)  . .       1.19                          1.46
Regions, Metro, and Other Pending
   Acquisitions pro forma combined(3)   .       2.49                          3.08
Metro pro forma Merger and Other Pending
   Acquisitions equivalent(2)   . . . . .       1.07                          1.33
DIVIDENDS DECLARED PER COMMON SHARE
Regions historical  . . . . . . . . . . .    $  0.99     $   0.90          $  1.20      $  1.04      $   0.91
Metro historical  . . . . . . . . . . . .       0.15         0.12             0.18         0.13          0.05
Metro pro forma Merger equivalent(4)  . .       0.43         0.39             0.52         0.45          0.39
BOOK VALUE PER COMMON SHARE (PERIOD END)
Regions historical  . . . . . . . . . . .    $ 24.19     $  21.46          $ 22.53      $ 20.73      $  17.62
Metro historical. . . . . . . . . . . . .       7.95         6.95             7.01         7.00          6.19
Regions and Metro pro forma combined(1) .      24.19
Metro pro forma Merger equivalent(2)  . .      10.43
Regions, Metro, and Other Pending
   Acquisitions pro forma combined(3)   .      22.89
Metro pro forma Merger and Other Pending
   Acquisitions equivalent(2)   . . . . .       9.87

_____________________

(1) Represents the combined results of Regions and Metro as if the Merger were consummated on January 1, 1994, and were accounted for as a purchase.
(2) Represents pro forma combined information multiplied by the Exchange Ratio of 0.431 of a share of Regions Common Stock for each share of Metro Common Stock.
(3) Represents the combined results of Regions, Metro, and the Other Pending Acquisitions as if the Merger were consummated at the time and pursuant to the accounting basis described in note (1) and the Other Pending Acquisitions were consummated at the time and pursuant to the accounting bases described under "Summary Pro Forma Financial Data--Selected Pro Forma Combined Data for Regions, Metro, and Other Aquisitions."
(4) Represents historical dividends declared per share by Regions multiplied by the Exchange Ratio of 0.431 of a share of Regions
         Common Stock for each share of Metro Common Stock.

SELECTED FINANCIAL DATA

    The following tables present certain selected historical financial information for Regions and Metro. The data should be read in conjunction with the historical financial statements, related notes, and other financial information concerning Regions and Metro incorporated by reference or included herein. Interim unaudited data for the nine months ended September 30, 1995 and 1994 of Regions and Metro reflect, in the opinion of the respective managements of Regions and Metro, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Results for the nine months ended September 30, 1995, are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. See "Documents Incorporated by Reference."

Selected Historical Financial Data of Regions


                                        NINE MONTHS
                                    ENDED SEPTEMBER 30,                        YEAR ENDED DECEMBER 31,
                                 ------------------------ -------------------------------------------------------------------
                                      1995         1994        1994          1993           1992         1991          1990
                                      ----         ----        ----          ----           ----         ----          ----
                                           (Unaudited)
                                                        (In thousands except per share data and ratios)
INCOME STATEMENT DATA:
  Total interest income . . . .  $   757,460  $   568,358 $   785,779   $   555,667     $  536,747   $  556,821    $  519,753
  Total interest expense  . . .      387,112      246,294     350,139       213,614        224,068      292,017       297,613
  Net interest income . . . . .      370,348      322,064     435,640       342,053        312,679      264,804       222,140
  Provision for loan losses . .       15,312       13,804      19,003        21,533         27,072       24,005        24,208
  Net interest income after
       loan loss provision  . .      355,036      308,260     416,637       320,520        285,607      240,799       197,932
  Total noninterest income
       excluding security
       gains (losses) . . . . .      117,419      108,552     142,781       131,949        119,130      101,964        94,730
  Security gains (losses) . . .           16          444         627            78            (53)        (507)         (982)
  Total noninterest expense . .      278,363      254,376     343,067       287,026        264,659      230,340       195,611
  Income tax expense  . . . . .       66,007       54,243      71,094        53,476         44,977       33,660        27,175
  Net income  . . . . . . . . .  $   128,101  $   108,637 $   145,884   $   112,045     $   95,048   $   78,256    $   68,894

PER SHARE DATA:
  Net income  . . . . . . . . .  $      2.77  $      2.52 $      3.40   $      3.01     $     2.60   $     2.16    $     1.91
  Cash dividends  . . . . . . .         0.99         0.90        1.20          1.04           0.91         0.87          0.84
  Book value  . . . . . . . . .        24.19        21.46       22.53         20.73          17.62        15.76         14.54

OTHER INFORMATION:
  Average number of shares
       outstanding  . . . . . .       46,212       43,029      42,906        37,205         36,532       36,191        36,097

STATEMENT OF CONDITION DATA
(PERIOD END):
  Total assets  . . . . . . . .  $13,847,910  $11,669,957 $12,839,320   $10,476,348     $7,881,026   $6,745,053    $6,344,406
  Securities  . . . . . . . . .    3,033,200    2,484,835   2,609,188     2,368,445      1,670,170    1,575,725     1,489,200
  Loans, net of unearned
       income . . . . . . . . .    9,596,673    8,037,888   9,017,802     6,833,246      5,142,531    4,274,958     4,092,262
  Total deposits  . . . . . . .   10,742,187    9,269,856  10,093,135     8,770,694      6,701,142    5,917,028     5,353,211
  Long-term debt  . . . . . . .      573,790      612,198     519,238       462,862        136,990       18,782        19,707
  Stockholders' equity  . . . .    1,113,790      901,533   1,013,870       850,965        656,655      572,971       524,132

PERFORMANCE RATIOS:
  Return on average assets (1)          1.29%        1.31%       1.29%         1.40%          1.34%        1.23%         1.23%
  Return on average stockholders '
       equity (1) . . . . . . .        15.87        15.99       15.97         16.14          15.64        14.27         13.64
  Net interest margin (1) . . .         4.11         4.30        4.26          4.82           4.98         4.78          4.67
  Efficiency (2)  . . . . . . .        56.17        57.99       58.24         59.24          59.87        60.77         59.22
  Dividend payout . . . . . . .        35.74        35.71       35.29         34.55          35.00        40.28         43.98

ASSET QUALITY RATIOS:
  Net charge-offs to average
       loans, net of unearned
       income (1)   . . . . . .         0.08%        0.11%       0.17%         0.19%          0.28%        0.35%         0.44%
  Problem assets to net loans
       and other real estate
       (3)  . . . . . . . . . .         0.48         0.60        0.52          0.84           0.70         0.89          0.98
  Nonperforming assets to net
       loans and other real
       estate (4) . . . . . . .         0.55         0.67        0.58          1.03           0.81         1.01          1.12
  Allowance for loan losses to
       loans, net of unearned
       income . . . . . . . . .         1.37         1.40        1.30          1.47           1.43         1.28          1.10
  Allowance for loan losses
       to nonperforming assets
       (4)    . . . . . . . . .       250.72       209.18      221.81        143.05         175.92       126.32         98.18

LIQUIDITY AND CAPITAL RATIOS:
  Average stockholders' equity to
       average assets . . . . .         8.14%        8.21%       8.09%         8.70%          8.59%        8.63%         9.03%
  Average loans to average
       deposits . . . . . . . .        89.82        80.17       82.30         78.14          72.46        73.40         76.67
  Tier 1 risk-based capital
       (5)  . . . . . . . . . .        10.82        10.93       10.69         11.13          11.68        11.85         11.31
  Total risk-based capital (5)         14.28        14.79       14.29         13.48          14.44        13.19         12.51
  Tier 1 leverage (5) . . . . .         7.25         7.71        8.21         10.11           8.44         8.40          7.65

-----------------------
  (1)    Interim period ratios are annualized.
  (2) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.
  (3) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.
  (4) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.
  (5) The required minimum Tier 1 and total risk-based capital ratios are 4.0% and 8.0%, respectively. The minimum leverage ratio of Tier 1 capital to total adjusted assets is 3.0% to 5.0%, depending on the risk profile of the institution and other factors.

Selected Historical Financial Data of Metro (Unaudited)


                                         NINE MONTHS
                                     ENDED SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,
                                 ------------------------   --------------------------------------------------
                                    1995         1994       1994       1993        1992       1991       1990
                                    ----         ----       ----       ----        ----       ----       ----
                                                   (In thousands except per share data and ratios)
INCOME STATEMENT DATA:
  Total interest income . . . .   $  11,783   $  9,331   $ 12,768   $  11,181  $  10,978  $  11,795   $ 12,604
  Total interest expense  . . .       6,529      4,373      6,087       5,630      5,841      7,720      8,690
  Net interest income . . . . .       5,254      4,958      6,681       5,551      5,137      4,075      3,914
  Provision for loan losses . .         125        255        315         607        814        667        892
  Net interest income after
       loan loss provision  . .       5,129      4,703      6,366       4,945      4,323      3,408      3,022
  Total noninterest income
       excluding security
       gains (losses) . . . . .       1,943      1,036      1,483       2,282      1,579        832        533
  Security gains (losses) . . .          --         --         --         242         30         93         19
  Total noninterest expense . .       4,789      4,478      6,047       5,188      4,369      3,493      2,643
  Income tax expense  . . . . .         850        446        627         827        537        269        321
  Net income  . . . . . . . . .   $   1,433   $    815   $  1,175   $   1,454  $   1,026  $     571   $    610

PER SHARE DATA:
  Net income  . . . . . . . . .   $    0.81   $   0.47   $   0.67   $    0.87  $    0.64  $    0.36   $   0.38
  Cash dividends  . . . . . . .        0.15       0.12       0.18        0.13       0.05       0.04         --
  Book value  . . . . . . . . .        7.95       6.95       7.01        7.00       6.19       5.60       5.28

OTHER INFORMATION:
  Average number of shares
       outstanding  . . . . . .       1,771      1,746      1,745       1,676      1,591      1,591      1,597

STATEMENT OF CONDITION DATA
(PERIOD END):
  Total assets  . . . . . . . .   $ 197,363   $169,091   $167,284   $ 158,077  $ 140,221  $ 120,998   $123,134
  Securities held to
       maturity . . . . . . . .      23,843     21,109     21,425       7,333     27,822     27,458     22,030
  Securities available for
       sale . . . . . . . . . .      17,540     14,408     12,996      28,224         --         --         --
  Loans, net of unearned
       income . . . . . . . . .     134,703    118,707    117,662      94,878     85,256     83,033     87,286
  Total deposits  . . . . . . .     177,618    152,214    150,313     136,418    128,238    111,318    113,689
  Long-term debt  . . . . . . .         700        700        700         700        700          -          -
  Stockholders' equity  . . . .      13,179     11,222     11,320      11,132      9,853      8,910      8,399

PERFORMANCE RATIOS:
  Return on average assets (1).        1.08%      0.70%      0.75%       1.02%      0.84%      0.50%      0.54%
  Return on average stockholders'
       equity (1) . . . . . . .       15.70       9.80      10.47       13.89      11.03       6.54       7.49
  Net interest margin (1) . . .        3.92       4.23       4.29        3.90       4.19       3.54       3.47
  Efficiency (2)  . . . . . . .       66.54      74.71      74.07       66.23      65.05      71.18      59.43
  Dividend payout . . . . . . .       18.52      25.53      26.87       14.94       7.81      11.11         --

ASSET QUALITY RATIOS:
  Net charge-offs to average
       loans, net of unearned
       income (1) . . . . . . .        0.03%      0.32%      0.21%       0.68%      0.97%      0.97%      0.34%
  Nonperforming assets to net
       loans and other real
       estate (3) . . . . . . .        0.97       1.51       2.18        1.24       1.65       5.34       4.42
  Allowance for loan losses to
       loans, net of unearned
       income . . . . . . . . .        1.22       1.23       1.31        1.53       1.70       1.75       1.85
  Allowance for loan losses
       to nonperforming assets
       (3)  . . . . . . . . . .      126.00      76.21      59.58      122.56     102.26      32.06      41.53

LIQUIDITY AND CAPITAL RATIOS:
  Average stockholders' equity to
       average assets . . . . .        6.55%      6.88%      6.83%       7.10%      7.23%      7.16%      6.98%
  Average loans to average
       deposits . . . . . . . .       75.73      70.47      73.81       66.20      71.34      74.92      78.31
  Tier 1 risk-based capital
       (4)  . . . . . . . . . .        9.67       9.04       9.57        9.74      10.03      10.13       9.12
  Total risk-based capital (4)        10.84      10.18      10.79       10.99      11.50      11.63      10.62
  Tier 1 leverage (4) . . . . .        6.73       7.10       7.15        7.26       7.15       7.36       6.82

-----------------------
  (1)    Interim period ratios are annualized.
  (2) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.
  (3) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.
  (4) The required minimum Tier 1 and total risk-based capital ratios are 4.0% and 8.0%, respectively. The minimum leverage ratio of Tier 1 capital to total adjusted assets is 3.0% to 5.0%, depending on the risk profile of the institution and other factors.

SUMMARY PRO FORMA FINANCIAL DATA

        The following unaudited pro forma financial data give effect, as appropriate, to the acquisitions of Metro and the Other Pending Acquisitions as of the dates and for the periods indicated and pursuant to the accounting bases described below. The unaudited pro forma financial data are presented for informational purposes only and are not necessarily indicative of the combined financial position or results of operation which actually would have occurred if the transactions had been consummated at the date and for the periods indicated or which may be obtained in the future. The information should be read in conjunction with the unaudited pro forma financial information included in Regions' Current Report on Form 8-K dated November 22, 1995. For additional information relating to specific transactions within the scope of the Other Pending Acquisitions, see "Business of Regions--Recent Developments."

Selected Pro Forma Combined Data for Regions and Metro

        The following unaudited pro forma combined data give effect to the acquisition of Metro as of the date or at the beginning of the periods indicated, assuming such acquisition is treated as a purchase.


                                                                                                  As of
                                                                                              September 30,
                                                                                                  1995
                                                                                                  ----

                                                                                              (In thousands
                                                                                               except per
                                                                                               share data)

Statement of Condition Data:
  Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 14,032,094
  Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        3,045,564
  Loans, net of unearned income   . . . . . . . . . . . . . . . . . . . . . . . . . . . .        9,731,376
  Total deposits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       10,919,806
  Other borrowed funds  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          627,940
  Stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,113,790
  Book value per common share   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            24.19





                                                                     Nine Months
                                                                        Ended                      Year Ended
                                                                    September 30,                 December 31,
                                                                        1995                          1994
                                                                        ----                          ----


                                                                      (In thousands except per share data)
Income Statement Data:
  Total interest income   . . . . . . . . . . . . .                 $  767,804                   $  796,679
  Total interest expense  . . . . . . . . . . . . .                    393,641                      356,226
                                                                       -------                      -------

  Net interest income   . . . . . . . . . . . . . .                    374,163                      440,453
  Provision for loan losses   . . . . . . . . . . .                     15,437                       19,318
                                                                       -------                      -------

  Net interest income after loan loss
    provision . . . . . . . . . . . . . . . . . . .                    358,726                      421,135
  Total noninterest income    . . . . . . . . . . .                    119,378                      144,892
  Total noninterest expense   . . . . . . . . . . .                    283,810                      349,994
  Income tax expense  . . . . . . . . . . . . . . .                     66,368                       71,110
                                                                       -------                      -------
  Net income  . . . . . . . . . . . . . . . . . . .                 $  127,926                   $  144,923
                                                                       =======                      =======

  Net income per share  . . . . . . . . . . . . . .                 $     2.77                   $     3.38
                                                                       =======                      =======


  Average common shares outstanding . . . . . . . .                     46,212                       42,906

Selected Pro Forma Combined Data for Regions, Metro, and Other Pending Acquisitions

        The following unaudited pro forma combined data as of September 30, 1995, and for the nine months ended September 30, 1995, and the year ended December 31, 1994, give effect to (i) the acquisition of Metro by Regions, assuming such acquisition is accounted for as a purchase, and (ii) the Other Pending Acquisitions, assuming three of such acquisitions are treated as purchases for accounting purposes and two of such acquisitions are treated as poolings of interests for accounting purposes, as if all such transactions had been consummated on September 30, 1995, in the case of the data included under "Statement of Condition Data," and on January 1, 1994, in the case of the data included under "Income Statement Data." The following unaudited pro forma financial data for the years ended December 31, 1993, and 1992, give effect to the acquisitions of First National Bancorp and Delta Bank and Trust Company by Regions, assuming such acquisitions are accounted for as poolings of interests and had been consummated on January 1, 1992.

                                                                                                  As of
                                                                                              September 30,
                                                                                                  1995
                                                                                                  ----

                                                                                              (In thousands
                                                                                               except per
                                                                                               share data)

Statement of Condition Data:
  Total assets    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 17,581,247
  Securities    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        3,959,874
  Loans, net of unearned income   . . . . . . . . . . . . . . . . . . . . . . . . . . . .       11,950,292
  Total deposits    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       13,914,550
  Other borrowed funds    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          724,095
  Stockholders' equity    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,430,325
  Book value per common share   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            22.89





                                                        Nine Months            Year Ended December 31,
                                                           Ended        ---------------------------------------
                                                       September 30,
                                                           1995           1994           1993            1992
                                                           ----           ----           ----            ----

                                             (In thousands except per share data)
Income Statement Data:
  Total interest income   . . . . . . . . . . . . .   $    968,527   $ 1,027,388    $   760,157   $    748,414
  Total interest expense  . . . . . . . . . . . . .        488,041       451,868        300,143        328,421
                                                           -------     ---------        -------        -------

  Net interest income   . . . . . . . . . . . . . .        480,486       575,520        460,014        419,993
  Provision for loan losses . . . . . . . . . . . .         17,670        21,349         25,315         39,937
                                                           -------       -------        -------        -------

  Net interest income after loan loss
    provision . . . . . . . . . . . . . . . . . . .        462,816       554,171        434,699        380,056
  Total noninterest income  . . . . . . . . . . . .        143,483       176,061        167,164        151,843
  Total noninterest expense . . . . . . . . . . . .        372,044       463,570        387,234        349,006
  Income tax expense  . . . . . . . . . . . . . . .         78,446        84,922         67,690         57,116
                                                           -------        ------        -------        -------

  Income before cumulative effect of
    change in accounting principle
    and extraordinary item  . . . . . . . . . . . .   $    155,809   $   181,740    $   146,939   $    125,777
                                                           =======       =======        =======        =======


  Income before cumulative effect of
    change in accounting principle and
    extraordinary item per share  . . . . . . . . .   $       2.49   $      3.08    $      2.77   $       2.42
                                                           =======       =======        =======        =======
  Average common shares outstanding   . . . . . . .         62,610        59,051         52,998         52,049

                              THE SPECIAL MEETING

GENERAL

         This Proxy Statement/Prospectus is being furnished to the holders of Metro Common Stock in connection with the solicitation by the Metro Board of Directors of proxies for use at the Special Meeting, at which Metro stockholders will be asked to vote upon a proposal to approve the Agreement. The Special Meeting will be held at 6:00 p.m., local time, on , 1996, at the main offices of Metro, located at 6637 Roswell Road, Atlanta, Georgia, 30328.

         Metro stockholders are requested promptly to sign, date, and return the accompanying proxy card to Metro in the enclosed postage-paid, addressed envelope. A stockholder's failure to return a properly executed proxy card or to vote at the Special Meeting will have the same effect as a vote against the Agreement.

         Any Metro stockholder who has delivered a proxy may revoke it at any time before it is voted by giving notice of revocation in writing or submitting to Metro a signed proxy card bearing a later date, provided that such notice or proxy card is actually received by Metro before the vote of stockholders or in open meeting prior to the taking of the stockholder vote at the Special Meeting. Any notice of revocation should be sent to Metro Financial Corporation, 6637 Roswell Road, Atlanta, Georgia, 30328, Attention: Richard W. Stephens, Corporate Secretary. A proxy will not be revoked by death or supervening incapacity of the stockholder executing the proxy unless, before the vote, notice of such death or incapacity is filed with the Secretary. The shares of Metro Common Stock represented by properly executed proxies received at or prior to the Special Meeting and not subsequently revoked will be voted as directed in such proxies. IF INSTRUCTIONS ARE NOT GIVEN, SHARES REPRESENTED BY PROXIES RECEIVED WILL BE VOTED FOR APPROVAL OF THE AGREEMENT AND IN THE DISCRETION OF THE PROXY HOLDER AS TO ANY OTHER MATTERS THAT PROPERLY MAY COME BEFORE THE SPECIAL MEETING. IF NECESSARY, AND UNLESS CONTRARY INSTRUCTIONS ARE GIVEN, THE PROXY HOLDER ALSO MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE SPECIAL MEETING TO PERMIT FURTHER SOLICITATION OF PROXIES IN ORDER TO OBTAIN SUFFICIENT VOTES TO APPROVE THE AGREEMENT. As of the date of this Proxy Statement/Prospectus, Metro is unaware of any other matter to be presented at the Special Meeting.

         Solicitation of proxies will be made by mail but also may be made by telephone or telegram or in person by the directors, officers, and employees of Metro, who will receive no additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses.

         Metro stockholders should not forward any stock certificates with their proxy cards.

RECORD DATE; VOTE REQUIRED

         Metro's Board of Directors has established the close of business on
, 1995, as the Record Date for determining the Metro stockholders entitled to notice of and to vote at the Special Meeting. Only Metro stockholders of record as of the Record Date will be entitled to vote at the Special Meeting. The affirmative vote of the holders of a majority of the Metro Common Stock entitled to vote at the Special Meeting is required in order to approve the Agreement. Therefore, an abstention or failure to return a properly executed proxy card will have the same effect as a vote against the Agreement, as will a broker's submitting a proxy card without exercising discretionary voting authority with respect to the Agreement. As of the Record Date, there were
approximately 900 holders of          shares of Metro Common Stock outstanding
and entitled to vote at the Special Meeting, with each share entitled to one vote. For information as to persons known by Metro to beneficially own more than 5.0% of the outstanding shares of Metro Common Stock as of the Record Date, see "Voting Securities and Principal Stockholders of Metro."

         The presence, in person or by proxy, of a majority of the outstanding shares of Metro Common Stock is necessary to constitute a quorum of the stockholders in order to take action at the Special Meeting. For these purposes, shares of Metro Common Stock that are present, or represented by proxy, at the Special Meeting will be counted for quorum purposes regardless of whether the holder of the shares or proxy fails to vote on the Agreement or whether a broker with discretionary authority fails to exercise its discretionary voting authority with respect to the Agreement. Once a quorum is established, approval of the Agreement requires the affirmative vote of the holders of a majority of the Metro Common Stock entitled to vote at the Special Meeting.

         The directors and executive officers of Metro and their affiliates beneficially owned, as of the Record Date, __________ shares (or approximately
      % of the outstanding shares) of Metro Common Stock. The directors and executive officers of Regions and their affiliates beneficially owned, as of the Record Date, no shares of Metro Common Stock. As of that date, neither Metro nor Regions held any shares of Metro Common Stock in a fiduciary capacity for others.


                         DESCRIPTION OF THE TRANSACTION

         The following material describes certain aspects of the Merger. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the Agreement, which is attached as Appendix A to this Proxy Statement/Prospectus and incorporated herein by reference. All stockholders are urged to read the Appendices in their entirety.

GENERAL

         Upon consummation of the Merger, Metro will merge with and into Regions and the separate existence of Metro will cease. The Bank will become a wholly owned subsidiary of Regions. Regions anticipates consolidating all of its commercial bank subsidiaries in Georgia, including the Bank, into one commercial bank organized under Georgia law.

         At the Effective Date, each share of Metro Common Stock (excluding any shares held by Metro, Regions, or their respective subsidiaries, other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted) issued and outstanding will be converted into 0.431 of a share of Regions Common Stock, subject to possible adjustment in the event of a stock dividend, stock split, or similar stock reclassification. Each share of Regions Common Stock outstanding immediately prior to the Effective Date will remain outstanding and unchanged as a result of the Merger.

         No fractional shares of Regions Common Stock will be issued in connection with the Merger. In lieu of issuing fractional shares, Regions will make a cash payment equal to the fractional interest which a Metro stockholder would otherwise receive multiplied by the closing price of Regions Common Stock on the Nasdaq National Market (as reported by The Wall Street Journal, or, if not reported thereby, by another authoritative source selected by Regions), on the last full trading day prior to the Effective Date.

TREATMENT OF METRO OPTIONS

         The Agreement provides that all rights with respect to Metro Common Stock pursuant to stock options granted by Metro under its stock option plans which are outstanding at the Effective Date, whether or not then exercisable, will be converted into and will become rights with respect to Regions Common Stock, and Regions will assume each of such options in accordance with the terms of the plan under which it was issued and the agreement by which it is evidenced. After the Effective Date, those options will become options to purchase Regions Common Stock, with the exercise price and number of shares of Regions Common Stock purchasable thereunder adjusted to reflect the Exchange Ratio. The executive officers of Metro who as of the date of this Proxy Statement/Prospectus hold outstanding options are Rayburn J. Fisher, Jr., William C. Abraham, Michael M. Allen, Stephen A. Bickelhaup, D. Lynn Center, and Peter C. Ward, who collectively hold exercisable options to purchase 190,442 shares of Metro Common Stock.

BACKGROUND OF AND REASONS FOR THE MERGER

         Background of the Merger. During the last several years, there have been significant developments in the banking and financial services industry. These developments have included an increased emphasis and dependence on automation, specialization of products and services, increased competition from other financial institutions, and a trend toward consolidation and geographic expansion, all of which have been coupled with a relaxation of regulatory restrictions on interstate conduct of business of financial institutions.

         With this as a background, in the fall of 1994, the Metro Board of Directors began to have general discussions at their regular monthly board meetings about the strategic options available to them with respect to the growth of Metro. These options included equity or debt issues, sales, acquisitions and other possible transactions. The Board authorized Metro's President, Rayburn J. Fisher, Jr., to begin exploring options with an investment banking firm. On October 20, 1994, Mr. Fisher met with Sterne, Agee representatives to discuss in greater detail some of the various strategic options that might be available to Metro. These discussions were continued the following month, and, at that time, Sterne, Agee suggested the possibility of identifying a few financial institutions that might be potential acquirers of Metro. On December 7, 1994, a meeting was held involving the President, the Chairman of the Board, two Board members who were also general counsel to Metro, and Sterne, Agee. At this meeting, it was decided that Metro was not interested in placing itself on the market, but that it would consider exploring opportunities with a few select financial institutions who might have an interest in coming into the Atlanta area. Over the next thirty days, informal discussions were held by Sterne, Agee with various financial institutions, and, as a result of these discussions, a meeting was held on February 2, 1995 in Atlanta between Mr. Fisher of Metro and William E. Jordan and Richard D. Horsley of Regions. The discussions at this meeting were very general in nature, and no offers or proposals were made.

         On March 6, Mr. Fisher was invited to visit Regions' office in Birmingham, and again only general information and business philosophies were traded between the two institutions. On March 14, in anticipation of further exploratory discussions, Metro transmitted certain financial information to Regions. On March 27, Mr. Jordan visited Atlanta and met with Mr. Fisher. At this meeting, price was discussed for the first time, but no agreement involving price was reached. On May 17, Mr. Jordan visited Atlanta, and at that time, a new proposal regarding price was made, but again no agreement was reached. On June 13, Mr. Fisher was invited to visit Birmingham where he visited with Regions' Chairman J. Stanley Mackin and Mr. Jordan. Price was again discussed, with no agreement being reached, but it was decided that the parties would exchange some additional information.

         During the period from January to June of 1995, the Metro directors were kept informed by Mr. Fisher of the progress of his discussions with Regions at each monthly Board meeting. The directors at each meeting authorized Mr. Fisher to continue to pursue the discussions and negotiations with Regions with the objective of obtaining an agreeable price for the sale of Metro.

         Also, beginning on May 16, Mr. Fisher began to have discussions with another large out-of-state financial institution about the possible sale of Metro. Mr. Fisher visited the home office of the other institution on June 1, and information was exchanged between the two parties. Several more discussions took place between the presidents of the two institutions until August 18, when the other institution made its final offer, which was turned down by Mr. Fisher as insufficient.

         On July 18, Regions made a new proposal to Metro. A special Metro Board meeting was called for purposes of analyzing and considering this new proposal. After some deliberation, the Board determined that the proposal was not sufficient, but the Board encouraged Mr. Fisher to continue to pursue his discussions with Regions. On or about August 8, Regions proposed a price of $16.00 per share. In response to this proposal, Mr. Fisher suggested that he would like to visit Birmingham to discuss the proposal in greater detail. Prior to going to Birmingham, Mr. Fisher met with both general counsel to Metro and special counsel to discuss in some detail the information which needed to be learned at the meeting. Also, around this time, Regions asked if it could perform a due diligence review of Metro's construction loan portfolio. Metro agreed, and three loan officers from Regions visited with Metro's senior vice president of construction lending to evaluate Metro's loan policies and procedures in this area.

         The meeting in Birmingham was held on August 17, and, at that time, Mr. Fisher and several officers of Metro who were also in attendance discussed in detail not only the price proposal but also all of the possible terms of the acquisition of Metro by Regions. The day following this meeting, a draft of a definitive agreement prepared by Regions' counsel was submitted to Metro. While the definitive agreement was being reviewed by Metro's counsel, Mr. Fisher spoke with each director to discuss in general the terms of the proposal. All of the directors felt positive about the proposal.

         On August 22, at a regularly scheduled Board meeting, all of the terms of the proposal, as well as the definitive agreement, were reviewed in detail with the directors by counsel for Metro. Special counsel for Metro also discussed with the directors their fiduciary duties with regard to the sale of Metro. It was decided that a special board meeting should be held the following day to make a final determination with regard to the proposed Merger.

         At the special meeting of the Board of Directors held on August 23, the directors heard from Mr. Jordan of Regions, who gave some history and general information on Regions. The directors also heard a report from Sterne, Agee with respect to certain financial aspects of the transaction. The directors then heard from Metro's special counsel with regard to the definitive agreement. Following all these presentations, the directors then met in private and approved the Merger. Thereafter, the definitive agreement was signed by Metro and Regions, and a press release was issued that afternoon.

          Metro's Reasons for the Merger. In approving the Merger, the directors of Metro considered a number of factors. Without assigning any relative or specific weights to the factors, the Metro Board of Directors considered the following material factors:

         (a) the information presented to the directors by the management of Metro concerning the business, operations, earnings, asset quality, and financial condition of Metro, including compliance with regulatory capital requirements on an historical and prospective basis;

         (b) the financial terms of the Merger, including the relationship of the merger price to the market value, tangible book value, and earnings per share of Metro Common Stock, the partial protection against a decline in the market value of Regions Common Stock, and the participation in any appreciation in value of Regions Common Stock;

         (c) the nonfinancial terms of the Merger, including the treatment of the Merger as a tax-free exchange of Metro Common Stock for Regions Common Stock for federal and state income tax purposes;

         (d) the likelihood that the Merger will be approved by applicable regulatory authorities without undue conditions or delay;

         (e) the report of Metro's financial advisor reviewing a comparison of Metro to selected peer banks, premiums paid in other merger transactions, a mark-to-market analysis of Metro, and a discounted cash-flow analysis of Metro;

         (f) the opinion rendered by Metro's financial advisor to the effect that the consideration to be received in the Merger is fair, from a financial point of view, to the stockholders of Metro; and

         (g) the management philosophy of Regions and its compatibility with that of Metro.

         The terms of the Merger were the result of arms-length negotiations between representatives of Metro and representatives of Regions. Based upon the consideration of the foregoing factors, the Board of Directors of Metro unanimously approved the Merger as being in the best interests of Metro and its stockholders. Each member of the Board of Directors of Metro has agreed to vote such member's shares in favor of the Merger.

         Metro's Board of Directors unanimously recommends that Metro stockholders vote for approval of the Agreement.

         Regions' Reasons for the Merger. The Regions Board of Directors has approved the Agreement and determined that the Merger is in the best interests of Regions and its stockholders. In approving the Agreement, the Regions Board considered a number of factors. Without assigning any relative or specific weights to the factors, the Regions Board of Directors considered the following material factors:

         (a) a review, based in part on a presentation by Regions management, of (i) the business, operations, earnings, and financial condition, including the capital levels and asset quality, of Metro on an historical, prospective, and pro forma basis and in comparison to other financial institutions in the area, (ii) the demographic, economic, and financial characteristics of the markets in which Metro operates, including existing competition, history of the market areas with respect to financial institutions, and average demand for credit, on an historical and prospective basis, and (iii) the results of Regions' due diligence review of Metro; and

         (b) a variety of factors affecting and relating to the overall strategic focus of Regions, including Regions' desire to expand into markets in the general vicinity of its core markets.

OPINION OF METRO'S FINANCIAL ADVISOR

         Metro retained Sterne, Agee to act as Metro's financial advisor in connection with the Merger. As part of this engagement, Sterne, Agee agreed to render to the Metro Board an opinion with respect to the fairness to the stockholders of the consideration to be received in the Merger from a financial point of view. On August 23, 1995, Sterne, Agee delivered to the Metro Board its oral opinion that, as of such date, the consideration to be received pursuant to a draft version of the Agreement was fair to the Metro stockholders from a financial point of view. Sterne, Agee subsequently confirmed such opinion in writing as of ____, 1995, based on the final Agreement, and as of the date of this Proxy Statement/Prospectus. The full text of Sterne, Agee's final written opinion to the Metro Board is included as Appendix B to this Proxy Statement/Prospectus and should be read carefully and in its entirety. Sterne, Agee's opinion to the Metro Board does not constitute a recommendation to any stockholder as to how such stockholder should vote at the Special Meeting. The fairness opinion was based upon information available to Sterne, Agee as of the date the opinion was rendered.

         In rendering its opinion, Sterne, Agee, has, among other things: (i) reviewed certain publicly available financial and other data with respect to Metro and Regions, including the consolidated financial statements for recent years and interim periods to date, certain Regions' Current Reports on Form 8-K presenting certain financial statements on a pro forma basis incorporating the effects of then pending and expected to be completed acquisitions by Regions, drafts of the Registration Statement, and certain other relevant financial and operating data relating to Metro and Regions made available to Sterne, Agee from published sources and from the internal records of Metro and Regions; (ii) reviewed the Agreement; (iii) reviewed certain historical market prices and trading volumes of Metro Common Stock and Regions Common Stock in the over-the-counter market as reported by the Nasdaq National Market; (iv) compared Metro and Regions from a financial point of view with certain other companies in the financial services industry which Sterne, Agee deemed relevant; (v) considered the financial terms, to the extent publicly available, of selected recent acquisitions of financial institutions which Sterne, Agee deemed to be comparable, in whole or in part, to the Merger; (vi) reviewed and discussed with representatives of the managements of Metro and Regions certain information of a business and financial nature regarding Metro and Regions, respectively, furnished to Sterne, Agee by Metro and Regions, respectively;
(vii) inquired about and discussed the Agreement and other matters related thereto with Metro's counsel; and (viii) performed such other analyses and examinations as Sterne, Agee deemed appropriate.

         In connection with its review, Sterne, Agee has not independently verified any of the foregoing information with respect to Metro or Regions, has relied on all such information, and has assumed that all such information is complete and accurate in all material respects. With respect to the financial forecasts for Metro and Regions provided to Sterne, Agee by their respective managements, Sterne, Agee has assumed for purposes of its opinion that they have been reasonably prepared on bases reflecting the best available estimates and judgments of their respective managements at the time of preparation as to the future financial performance of Metro and Regions and that they provide a reasonable basis upon which Sterne, Agee could form its opinion. Sterne, Agee has also assumed that there have been no material changes in Metro's or Regions' assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to them. Sterne, Agee has relied on advice of counsel to Metro as to all legal matters with respect to Metro, Regions and the Agreement. In addition, Sterne, Agee has not examined any of the loan files of Metro or Regions or otherwise evaluated the allowance for loan losses of Metro or Regions and has not made an independent evaluation, appraisal or physical inspection of the assets or individual properties of Metro or Regions, nor has Sterne, Agee been furnished with any such appraisals. Further, its opinion is based on economic, monetary and market conditions existing as of the date hereof.

         Sterne, Agee is a regional investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Metro's Board of Directors selected Sterne, Agee to act as its financial advisor in connection with the Merger on the basis of the firm's expertise in southeastern financial institutions. In the ordinary course of its business, Sterne, Agee actively trades the equity securities of Metro and Regions for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Sterne, Agee and its officers, employees, consultants, and agents may have long, short or option positions in the securities of Metro and Regions. Sterne, Agee has regularly followed and provided investment research concerning Regions to its clients.

         The summary set forth below reflects the material analyses performed by Sterne, Agee but does not purport to be a complete description of the analyses performed by Sterne, Agee. The analyses performed by Sterne, Agee are not necessarily indicative of the actual values, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

         In connection with rendering its opinion to the Metro Board, Sterne, Agee performed a variety of financial analyses, which are summarized below. Sterne, Agee performed substantially similar analyses for its earlier opinions. The evaluation of the fairness, from a financial point of view, of the consideration to be received in the Merger was to some extent a subjective one based on the experience and judgment of Sterne, Agee and not merely the result of mathematical analysis of financial data. Sterne, Agee considered various financial valuation methodologies in its determination. The preparation of a fairness opinion involves determination as to the most appropriate factors to be considered as well as relevant methods of financial analysis and the application of those factors and methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. Sterne, Agee believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors considered by Sterne, Agee without considering all such analyses and factors could create an incomplete view of the process underlying Sterne, Agee's opinion. In addition, Sterne, Agee may have given various analyses more or less weight than other analyses and may have deemed various assumptions more or less probable than other assumptions. In its analyses, Sterne, Agee incorporated numerous assumptions with respect to business, market, monetary and economic conditions, industry performance and other matters, many of which are beyond Metro's and Regions' control. Any estimates contained in Sterne, Agee's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Such analyses were prepared solely as part of Sterne, Agee's analysis of the fairness to the Metro stockholders of the consideration to be paid in the Merger.

         Market Premium. Sterne, Agee compared the equivalent market value of the Regions' stock to bereceived by the holder of one share of Metro Common Stock with the price of a share of Metro Common Stock prior to the announcement of the Agreement. Based on a 0.431 exchange ratio and $43.75 closing price for Regions on December 5, 1995, an equivalent price per Metro share of $18.86 was compared with the August 23, 1995 closing price of a Metro share of $11.00.

         Analysis of Selected Bank and Thrift Merger Transactions. Sterne, Agee compared the Merger on the basis of multiples of earnings, stated book value, tangible book value and premium to core deposits of Metro implied by the aggregate consideration to be paid in the Merger as of the date of its opinion, with the same ratios in recent acquisitions of banks and thrifts which Sterne, Agee deemed comparable, in whole or in part, to the Merger. Such comparable acquisitions included actual or pending transactions of Georgia banks, thrifts or bank or thrift holding companies announced during 1993 through March, 1995, including Colonial BancGroup, Inc.'s acquisition of Mt. Vernon Financial Corporation; SouthTrust Corporation's acquisition of Northside Bank & Trust; and Bank South Corporation's acquisitions of Gwinnett Bancshares, Chattahoochee Bancorp and The Merchants Bank. In addition, 10 other relevant acquisitions that were announced between 1993 and October, 1995 were also considered. Among the characteristics which such comparable acquisitions have in common with the Merger are a size of $100 million to $1 billion in assets and/or their location in above average growth market areas. Sterne, Agee's analysis showed that, in the 15 transactions which were considered, the average price-to-book-value ratio was 1.76x, the average price-to-tangible-book-value ratio was 1.78x and the average price-to-earnings ratio was 15.7x. Sterne, Agee determined the price multiples implied by the value of the consideration to be received by Metro stockholders in the Merger based on a Regions common stock price of $43.75 on December 5, 1995; the price-to-stated-book-value ratio was 2.37x; the price-to-tangible-book-value ratio was 2.55x and the price-to-last-12-months earnings ratio was 18.7x.

         Dilution Analysis. Sterne, Agee compared Metro's book value and earnings per share as of December 31, 1994 and for the nine months ended September 30, 1995, with Regions' pro forma numbers adjusted for the mergers of Enterprise National Bank, First Federal Bank of Northwest Georgia, First National Bancorp, First Gwinnett Bancshares, Inc. and Delta Bank and Trust Company, based on drafts of the Registration Statement and internal reports provided by Regions and Metro. Assuming a 0.431 exchange ratio, Sterne, Agee calculated that there would be a 24.2% increase in equivalent stated book value per share from $7.95 to $9.87 per share as of September 30, 1995 and a 32.1% increase in equivalent nine months 1995 earnings per share from $0.81 to $1.07 per share. Sterne, Agee compared Metro's indicated dividend rate per share as of the date hereof with Regions' numbers and calculated a 185.0% increase in the indicated dividend rate per share from $0.20 to $0.57 per share.

         Present Value Analysis. Sterne, Agee calculated the present value of a share of Metro Common Stock assuming various price-to-earnings multiples applied to future estimated earnings per share, plus interim dividends received, discounted at various rates. The analysis incorporated Metro's forecasts for earnings growth during the periods and an assumed dividend payout of 35%. The range of price-to-earnings multiples considered was 11x to 12x and the discount rates used were 10% and 15%. On the basis of such varying assumptions, Sterne, Agee calculated a present value of Metro on a stand-alone basis ranging from $11.98 to $17.55 per share.

         Sterne, Agee also calculated the present value under various scenarios of receiving 0.431 shares of Regions Common Stock per share of Metro based on the future value of Regions Common Stock received. Two sets of assumptions were used in analyzing the various scenarios. First, Sterne, Agee calculated the present value of a share of Regions Common Stock assuming various price-to-earnings multiples applied to future estimated earnings per share, plus interim dividends received, discounted at various rates. The analysis incorporated Regions' forecasts for earnings growth during the periods and assumed a dividend payout of 35%. The range of price-to-earnings multiples was 11x to 12x and the discount rates used were 10% and 15%. On the basis of such varying assumptions, Sterne, Agee calculated a present value of Regions on a stand-alone basis ranging from $37.01 to $53.90 per share. Based on an Exchange Ratio of 0.431, these values would equate to a range of $15.95 to $23.23 per Metro share. Second, Regions Common Stock was viewed assuming its acquisition at a later date at multiples of book ranging from 1.8x to 2.4x.
The discount rates used
were 10% and 15%. On the basis of such varying assumptions, Sterne, Agee calculated a present value ranging from $43.25 to $60.79 per share. Based on an Exchange Ratio of 0.431, these values would equate to a range of $18.64 to $26.20 per share.

         These analyses were based, as applicable, upon various earnings forecasts for Metro and Regions and assumed future dividend payout ratios. Managements' projections are based upon many factors and assumptions, many of which are beyond the control of Metro or Regions.

         The foregoing description of Sterne, Agee's opinion is qualified in its entirety by reference to the full text of such opinion which is attached hereto as Appendix B.

         Compensation to Financial Advisor. In a letter agreement dated August 15 and accepted August 23, 1995, Metro retained Sterne, Agee to act as its financial advisor to render a fairness opinion to Metro in connection with any sale or merger of Metro. Pursuant to the letter agreement, Metro agreed to pay Sterne, Agee a fee of $100,000, $25,000 of the fee as a retainer paid as of the date of the letter agreement; $50,000 to be paid at the time of publication of any proxy statement containing a fairness opinion; and $25,000 at the time of consummation of any proposed sale transaction. In addition, Metro agreed to reimburse Sterne, Agee for its reasonable out-of-pocket costs and expenses incurred in connection with its services rendered to Metro pursuant to the letter agreement and to indemnify Sterne, Agee, its partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.

EFFECTIVE DATE OF THE MERGER

         Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Date will occur on the date and at the time that the Delaware Certificate of Merger and the Georgia Certificate of Merger relating to the Merger are filed and declared effective with, respectively, the Delaware Secretary of State and the Georgia Secretary of State. Unless otherwise agreed upon by Regions and Metro, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Date to occur on the last business day of the month in which the last of the following events occur: (i) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the Merger and (ii) the date on which the Agreement is approved by the requisite vote of Metro stockholders; or such later date within 30 days thereof as specified by Regions.

         No assurance can be provided that the necessary stockholder and regulatory approvals can be obtained or that other conditions precedent to the Merger can or will be satisfied. Regions and Metro anticipate that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the first quarter of 1996. However, delays in the consummation of the Merger could occur.

         The Board of Directors of either Regions or Metro generally may terminate the Agreement if the Merger is not consummated by June 30, 1996, unless the failure to consummate by that date is the result of a breach of the Agreement by the party seeking termination. See "--Conditions to Consummation of the Merger" and "--Waiver, Amendment, and Termination of the Agreement."

DISTRIBUTION OF REGIONS STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES

         Promptly after the Effective Date, Regions will cause First Chicago Trust Company of New York, acting in the capacity of Exchange Agent, to mail to the former stockholders of Metro a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of Metro Common Stock for certificates representing shares of Regions Common Stock.

          METRO STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF

TRANSMITTAL AND INSTRUCTIONS. Upon surrender to the Exchange Agent of certificates for Metro Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to each holder of Metro Common Stock surrendering such items a certificate or certificates representing the number of shares of Regions Common Stock to which such holder is entitled, if any, and a check for the amount to be paid in lieu of any fractional share interest, without interest. After the Effective Date, to the extent permitted by law, Metro stockholders of record as of the Effective Date will be entitled to vote at any meeting of holders of Regions Common Stock the number of whole shares of Regions Common Stock into which their Metro Common Stock has been converted, regardless of whether such stockholders have surrendered their Metro Common Stock certificates. No dividend or other distribution payable after the Effective Date with respect to Regions Common Stock, however, will be paid to the holder of any unsurrendered Metro certificate until the holder duly surrenders such certificate. Upon such surrender, all undelivered dividends and other distributions and, if applicable, a check for the amount to be paid in lieu of any fractional share interest will be delivered to such stockholder, in each case without interest.

         After the Effective Date, there will be no transfers of shares of Metro Common Stock on Metro's stock transfer books. If certificates representing shares of Metro Common Stock are presented for transfer after the Effective Date, they will be canceled and exchanged for the shares of Regions Common Stock and a check for the amount due in lieu of fractional shares, if any, deliverable in respect thereof.

CONDITIONS TO CONSUMMATION OF THE MERGER

         Consummation of the Merger is subject to a number of conditions, including, but not limited to:

         (a) approval from the Federal Reserve and the Georgia Department without any conditions or restrictions that would, in the reasonable judgment of Regions' Board of Directors, so materially adversely impact the economic benefits of the transactions contemplated by the Agreement as to render inadvisable the consummation of the Merger, and the expiration of applicable waiting periods under the BHC Act;

         (b) the approval by the holders of a majority of the Metro Common Stock issued and outstanding;

         (c) the absence of any action by any court or governmental authority restraining or prohibiting the Merger;

         (d) the receipt of a satisfactory opinion of counsel that the Merger qualifies for federal income tax treatment as a reorganization under Section 368(a) of the Code and that the exchange of Metro Common Stock for Regions Common Stock will not give rise to recognition of gain or loss to Metro stockholders, except to the extent of any cash received; and

         (e) notification for listing on the Nasdaq National Market of the shares of Regions Common Stock to be issued in the Merger.

         Consummation of the Merger also is subject to the satisfaction or waiver of various other conditions specified in the Agreement, including, among others: (i) the delivery by Regions and Metro of opinions of their respective counsel and certificates executed by their respective Chief Executive Officers and Chief Financial Officers as to compliance with the Agreement; (ii) as of the Effective Date, the accuracy of certain representations and warranties and the compliance in all material respects with the agreements and covenants of each party; and (iii) the receipt by Regions of a letter from Metro's independent accountants with respect to certain financial information regarding Metro.

REGULATORY APPROVALS

         The Merger may not proceed in the absence of receipt of the requisite regulatory approvals. There can be no assurance that such regulatory approvals will be obtained or as to the timing of such approvals. There also can be no assurance that such approvals will not be accompanied by a conditional requirement which causes such approvals to fail to satisfy the conditions set forth in the Agreement. Applications for the approvals described below have been submitted to the appropriate regulatory agencies.

         Regions and Metro are not aware of any material governmental approvals or actions that are required for consummation of the Merger, except as described below. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

         The Merger requires the prior approval of the Federal Reserve, pursuant to Section 3 of the BHC Act. In granting its approval under Section 3 of the BHC Act, the Federal Reserve must take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve from approving the Merger (i) if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (ii) if its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or if it would be a restraint of trade in any other manner, unless the Federal Reserve finds that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the BHC Act, the Merger may not be consummated until either the 15th day or the 30th day following the date of Federal Reserve approval, during which time the United States Department of Justice may challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the Federal Reserve's approval, unless a court specifically orders otherwise.

         The Merger also is subject to the approval of the Georgia Department. In its evaluation, the Georgia Department will take into account considerations similar to those applied by the Federal Reserve.

         The Federal Reserve has issued its approval, but the Georgia Department has yet to issue its approval of the Merger.

WAIVER, AMENDMENT, AND TERMINATION OF THE AGREEMENT

         Prior to the Effective Date, and to the extent permitted by law, any provision of the Agreement generally may be (i) waived by the party benefitted by the provision or (ii) amended by a written agreement between Regions and Metro approved by their respective Boards of Directors; provided, however, that after approval by the Metro stockholders, no amendment decreasing the consideration to be received by Metro stockholders may be made without the further approval of such stockholders.

         The Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Date, either before or after approval by Metro stockholders, under certain circumstances, including:

         (a) by the Board of Directors of either party upon final nonappealable denial of any required regulatory approval, or by the Board of Directors of Regions if any required regulatory approval is conditioned or restricted in the manner described under "--Conditions to Consummation of the Merger" above;

         (b) by the Board of Directors of either party, if the holders of a majority of shares of Metro Common Stock issued and outstanding shall not have approved the Agreement;

         (c) by mutual agreement of the Boards of Directors of Regions and Metro;

         (d) by the Board of Directors of either party, in the event of a breach of any provision of the Agreement which meets certain standards specified in the Agreement; or

         (e) by the Board of Directors of either party if the Merger shall not have been consummated by June 30, 1996, but only if the failure to consummate the Merger by such date has not been caused by the terminating





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party's breach of the Agreement.

         If the Agreement is terminated, the parties will have no further obligations, except with respect to certain provisions, including those providing for payment of expenses and restricting disclosure of confidential information. Further, termination will not relieve the parties from the consequences of any uncured willful breach of the Agreement giving rise to such termination.

CONDUCT OF BUSINESS PENDING THE MERGER

         Each of Metro and Regions generally has agreed, unless the prior consent of the other party is obtained, and except as otherwise contemplated by the Agreement, to operate its business only in the ordinary course, preserve intact its business organizations and assets, maintain its rights and franchises, and take no action that would affect, adversely and materially, the ability of either party to perform its covenants and agreements under the Agreement or to obtain any consent or approval required for the consummation of the transactions contemplated by the Agreement. In addition, the Agreement contains certain other restrictions applicable to the conduct of the business of either Metro or Regions prior to consummation of the Merger, as described below.

          Metro. Metro has agreed not to take certain actions relating to the operation of its business pending consummation of the Merger without the prior approval of Regions. Those actions generally include, without limitation: (i) amending its Articles of Incorporation or Bylaws; (ii) becoming responsible for any obligation for borrowed money in excess of an aggregate of $100,000 (except in the ordinary course of business consistent with past practices); (iii) acquiring or exchanging any shares of its capital stock or paying any dividend or other distribution in respect of its capital stock, except that Metro may declare and pay regular quarterly cash dividends of $.05 per share in accordance with past practice; (iv) issuing or selling any additional shares of any Metro capital stock, any rights to acquire any such stock, or any security convertible into such stock (except as set forth in the Agreement or pursuant to the exercise of outstanding stock options); (v) adjusting or reclassifying any of its capital stock; (vi) acquiring control over any other entity; (vii) granting any increase in compensation or benefits to employees or officers (except in accordance with past practice or as required by law), paying any bonus (except as previously disclosed to Regions or in accordance with any existing program or plan), entering into or amending any severance agreements with officers (except as previously disclosed to Regions), or granting any increase in compensation or other benefits to directors; (viii) entering into or amending any employment contract that it does not have the unconditional right to terminate (except as previously disclosed to Regions and except for any amendment required by law); (ix) adopting any new employee benefit plan or program, or materially changing any existing plan or program (except as previously disclosed to Regions and except for any change required by law or advisable to maintain the tax qualified status of any such plan); (x) making any significant change in any tax or accounting methods or systems of internal accounting controls (except in conformity to changes in tax laws or generally accepted accounting principles ("GAAP")); (xi) commencing any litigation (except in accordance with past practices); or (xii) modifying or terminating any material contract.

         In addition, Metro has agreed not to solicit, directly or indirectly, any acquisition proposal from any other person or entity. Metro also has agreed not to negotiate with respect to any such proposal, provide nonpublic information to any party making such a proposal, or enter into any agreement with respect to any such proposal, except in compliance with the fiduciary obligations of its Board of Directors. In addition, Metro has agreed to use reasonable efforts to cause its advisors and other representatives not to engage in any of the foregoing activities.

         Regions. The Agreement prohibits Regions, prior to the earlier of the Effective Date or the termination of the Agreement, from taking any action that would materially adversely affect the ability of either party to obtain the requisite governmental approvals or to perform its covenants and agreements under the Agreement.





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


MANAGEMENT FOLLOWING THE MERGER

         Consummation of the Merger will not alter the present officers and directors of Regions. Information concerning the management of Regions is included in the documents incorporated herein by reference. See "Documents Incorporated by Reference."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         The Agreement provides that Regions will, and will cause Metro to, maintain all rights of indemnification existing in favor of each person entitled to indemnification from Metro or any of its subsidiaries on terms no less favorable than the rights provided in the Articles of Incorporation or Bylaws of Metro or its subsidiaries, as the case may be, or the rights otherwise in effect on the date of the Agreement, and that such rights will continue in full force and effect for six years from the Effective Date with respect to matters occurring at or prior to the Effective Date.

         The Agreement also provides that, after the Effective Date, Regions will provide generally to officers and employees of Metro and its subsidiaries who become officers or employees of Regions or its subsidiaries, employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of Regions Common Stock) on terms and conditions that, taken as a whole, are substantially similar to those currently provided by Regions and its subsidiaries to their similarly situated officers and employees. For purposes of participation and vesting (but not benefit accrual) under such employee benefit plans, service with Metro or its subsidiaries prior to the Effective Date will be treated as service with Regions or its subsidiaries. The Agreement further provides that Regions will cause Metro to honor all employment, severance, consulting, and other compensation contracts previously disclosed to Regions between Metro or its subsidiaries and any current or former director, officer, or employee, and all provisions for vested amounts earned or accrued through the Effective Date under Metro's benefit plans.

         As described above under "--Treatment of Metro Options," the Agreement also provides that all rights with respect to Metro Common Stock pursuant to stock options granted by Metro under its stock option and other stock-based compensation plans which are outstanding at the Effective Date, whether or not then exercisable, will be converted into and will become rights with respect to Regions Common Stock, and Regions will assume each of such options in accordance with its terms.

         As of the Record Date, directors and executive officers of Metro owned 75 shares of Regions Common Stock.

ABSENCE OF DISSENTERS' RIGHTS

         In accordance with the applicable provisions of the Georgia Act, the holders of shares of Metro Common Stock are not afforded the right to dissent from the Merger and to receive an appraised value of such shares in cash.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

         THE FOLLOWING IS A SUMMARY OF CERTAIN ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THIS SUMMARY IS BASED ON THE FEDERAL INCOME TAX LAWS NOW IN EFFECT AND AS CURRENTLY INTERPRETED; IT DOES NOT TAKE INTO ACCOUNT POSSIBLE CHANGES IN SUCH LAWS OR INTERPRETATIONS, INCLUDING AMENDMENTS TO APPLICABLE STATUTES OR REGULATIONS OR CHANGES IN JUDICIAL OR ADMINISTRATIVE RULINGS, SOME OF WHICH MAY HAVE RETROACTIVE EFFECT. THIS SUMMARY DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF THE POSSIBLE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS NOT INTENDED AS TAX ADVICE TO ANY PERSON. IN PARTICULAR, AND WITHOUT LIMITING THE FOREGOING, THIS SUMMARY DOES NOT ADDRESS THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO STOCKHOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES OR STATUS (FOR EXAMPLE, AS FOREIGN PERSONS, TAX-EXEMPT ENTITIES, DEALERS IN SECURITIES, INSURANCE COMPANIES, OR CORPORATIONS, AMONG OTHERS).





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

NOR DOES THIS SUMMARY ADDRESS ANY CONSEQUENCES OF THE MERGER UNDER ANY STATE, LOCAL, ESTATE, OR FOREIGN TAX LAWS. STOCKHOLDERS, THEREFORE, ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAXCONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICATION AND EFFECT OF FEDERAL, FOREIGN, STATE, LOCAL, AND OTHER TAX LAWS, AND THE IMPLICATIONS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

         A federal income tax ruling with respect to this transaction was not requested from the Internal Revenue Service. Instead, Alston & Bird, special counsel to Regions, has rendered an opinion to Regions and Metro concerning certain federal income tax consequences of the proposed Merger under federal income tax law. It is such firm's opinion that:

         (a) Provided the Merger qualifies as a statutory merger under the Delaware GCL and the Georgia Act, the Merger will be a reorganization within the meaning of section 368(a). Metro and Regions will each be "a party to a reorganization" within the meaning of section 368(b).

         (b) Metro will recognize no gain or loss upon the transfer of its assets to Regions in exchange solely for Regions Common Stock and the assumption by Regions of the liabilities of Metro.

         (c) No gain or loss will be recognized by Regions on receipt of Metro's assets in exchange for Regions Common Stock.

         (d) The basis of Metro's assets in the hands of Regions will, in each case, be the same as the basis of those assets in the hands of Metro immediately prior to the transaction.

         (e) The holding period of the assets of Metro in the hands of Regions will, in each case, include the period during which such assets were held by Metro.

         (f) The stockholders of Metro will recognize no gain or loss upon the exchange of their Metro Common Stock solely for shares of Regions Common Stock.

         (g) The basis of the Regions Common Stock received by the Metro stockholders in the proposed transaction will, in each instance, be the same as the basis of the Metro Common Stock surrendered in exchange therefor.

         (h) The holding period of the Regions Common Stock received by the Metro stockholders will, in each instance, include the period during which the Metro Common Stock surrendered in exchange therefor was held, provided that the Metro Common Stock was held as a capital asset on the date of the exchange.

         (i) The payment of cash to Metro stockholders in lieu of fractional share interests of Regions Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Regions. These cash payments will be treated as having been received distributions in full payment in exchange for the stock redeemed. Generally, any gain or loss recognized upon such exchange will be capital gain or loss, provided the fractional share would constitute a capital asset in the hands of the exchanging stockholder.

          THE TAX OPINION DOES NOT ADDRESS ANY STATE, LOCAL, OR OTHER TAX CONSEQUENCES OF THE MERGER. METRO STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE PROPOSED TRANSACTION TO THEM INDIVIDUALLY, INCLUDING TAX CONSEQUENCES UNDER STATE OR LOCAL LAW.

ACCOUNTING TREATMENT

         It is anticipated that the Merger will be accounted for as a "purchase," as that term is used pursuant to GAAP, for accounting and financial reporting purposes. Under the purchase method of accounting, the





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

assets and liabilities of Metro as of the Effective Date will be recorded at their estimated respective fair values and added to those of Regions. Financial statements of Regions issued after the Effective Date will reflect such values and will not be restated retroactively to reflect the historical financial position or results of operations of Metro.

EXPENSES AND FEES

         The Agreement provides, in general, that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the Agreement, including fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions will bear and pay the filing fees and printing costs in connection with this Proxy Statement/Prospectus.

RESALES OF REGIONS COMMON STOCK

         The Regions Common Stock to be issued to Metro stockholders in the Merger has been registered under the Securities Act, but that registration does not cover resales of those shares by persons who control, are controlled by, or are under common control with, Metro (such persons are referred to hereinafter as "affiliates" and generally include executive officers, directors, and 10% stockholders) at the time of the Special Meeting. Affiliates may not sell shares of Regions Common Stock acquired in connection with the Merger, except pursuant to an effective registration statement under the Securities Act or in compliance with SEC Rule 145 or another applicable exemption from the Securities Act registration requirements.

         Each person who Metro reasonably believes will be an affiliate of Metro has delivered to Regions a written agreement providing that such person generally will not sell, pledge, transfer, or otherwise dispose of any Regions Common Stock to be received by such person upon consummation of the Merger, except in compliance with the Securities Act and the rules and regulations of the SEC promulgated thereunder.


                 EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS

         As a result of the Merger, holders of Metro Common Stock will be exchanging their shares of a Georgia corporation governed by the Georgia Act and Metro's Articles of Incorporation, as amended (the "Articles"), and Bylaws, for shares of Regions, a Delaware corporation governed by the Delaware GCL and Regions' Certificate of Incorporation (the "Certificate") and Bylaws. Certain significant differences exist between the rights of Metro stockholders and those of Regions stockholders. The differences deemed material by Metro and Regions are summarized below. In particular, Regions' Certificate and Bylaws contain several provisions that may be deemed to have an antitakeover effect in that they could impede or prevent an acquisition of Regions unless the potential acquirer has obtained the approval of Regions' Board of Directors. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of stockholders and their respective entities, and it is qualified in its entirety by reference to the Georgia Act and the Delaware GCL as well as to Regions' Certificate and Bylaws and Metro's Articles and Bylaws.

ANTITAKEOVER PROVISIONS GENERALLY

         The provisions of Regions' Certificate and Bylaws described below under the headings, "Authorized Capital Stock," "Amendment of Certificate of Incorporation and Bylaws," "Classified Board of Directors and Absence of Cumulative Voting," "Removal of Directors," "Limitations on Director Liability," "Special Meetings of Stockholders," "Actions by Stockholders Without a Meeting," "Stockholder Nominations and Proposals," and "Mergers, Consolidations, and Sales of Assets Generally," and the provisions of the Delaware GCL described under the heading "Business Combinations With Certain Persons," are referred to herein as the "Protective Provisions." In general, one purpose of the Protective Provisions is to assist Regions' Board of Directors in playing a role in connection with attempts to acquire control of Regions, so that the Board can further and protect the interests of Regions and its stockholders as appropriate under the circumstances,





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

including, if the Board determines that a sale of control is in their best interests, by enhancing the Board's ability to maximize the value to be received by the stockholders upon such a sale.

         Although Regions' management believes the Protective Provisions are, therefore, beneficial to Regions' stockholders, the Protective Provisions also may tend to discourage some takeover bids. As a result, Regions' stockholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the Protective Provisions discourage undesirable proposals, Regions may be able to avoid those expenditures of time and money.

         The Protective Provisions also may discourage open market purchases by a potential acquirer. Such purchases may increase the market price of Regions Common Stock temporarily, enabling stockholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the Protective Provisions may decrease the market price of Regions Common Stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The Protective Provisions also may make it more difficult and time consuming for a potential acquirer to obtain control of Regions through replacing the Board of Directors and management. Furthermore, the Protective Provisions may make it more difficult for Regions' stockholders to replace the Board of Directors or management, even if a majority of the stockholders believes such replacement is in the best interests of Regions. As a result, the Protective Provisions may tend to perpetuate the incumbent Board of Directors and management.

AUTHORIZED CAPITAL STOCK

         Regions. The Certificate authorizes the issuance of up to 120,000,000 shares of Regions Common Stock, of which 47,526,707 shares were issued, including 1,474,579 treasury shares as of September 30, 1995. Regions' Board of Directors may authorize the issuance of additional shares of Regions Common Stock without further action by Regions' stockholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which Regions' capital stock may be listed. The Certificate does not provide preemptive rights to Regions' stockholders.

         The authority to issue additional shares of Regions Common Stock provides Regions with the flexibility necessary to meet its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of Regions Common Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of Regions. In addition, the sale of a substantial number of shares of Regions Common Stock to persons who have an understanding with Regions concerning the voting of such shares, or the distribution or declaration of a dividend of shares of Regions Common Stock (or the right to receive Regions Common Stock) to Regions stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Regions.

        Metro. Metro's authorized capital stock consists of 15,000,000 shares of Metro Common Stock, which is the only class of capital stock authorized and
of which          shares were issued and outstanding as of the Record Date.

         Pursuant to the Georgia Act, Metro's Board of Directors may authorize the issuance of additional shares of Metro Common Stock without further action by Metro's stockholders. Metro's Articles, as amended, do not provide the stockholders of Metro with preemptive rights to purchase or subscribe to any unissued authorized shares of Metro Common Stock or any option or warrant for the purchase thereof.

AMENDMENT OF CERTIFICATE OR ARTICLES OF INCORPORATION AND BYLAWS

         Regions. The Delaware GCL generally provides that the approval of a corporation's board of directors and the affirmative vote of a majority of (i) all shares entitled to vote thereon and (ii) the shares of each class





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

of stock entitled to vote thereon as a class is required to amend a corporation's certificate of incorporation, unless the certificate specifies a greater voting requirement. The Certificate states that its provisions regarding authorized capital stock, election, classification, and removal of directors, the approval required for certainbusiness combinations, meetings of stockholders, and amendment of the Certificate and Bylaws may be amended or repealed only by the affirmative vote of the holders of at least 75% of the outstanding shares of Regions Common Stock.

         The Certificate also provides that the Board of Directors has the power to adopt, amend, or repeal the Bylaws. Any action taken by the stockholders with respect to adopting, amending, or repealing any Bylaws may be taken only upon the affirmative vote of the holders of at least 75% of the outstanding shares of Regions Common Stock.

         Metro. The Georgia Act generally provides that a Georgia corporation's articles of incorporation may be amended by the affirmative vote of a majority of the shares entitled to vote thereon, unless the articles of incorporation provide for a higher or lower voting requirement. Metro's Articles provide that the affirmative vote of at least 67% of the outstanding voting shares is required to amend the Articles, unless at least 67% of Metro's directors then in office approve the proposed amendment, in which event the affirmative vote of a majority of the outstanding voting shares is sufficient to amend the Articles.

         The Articles also provide that the Board of Directors has the power to adopt, amend, or repeal the Bylaws by a vote of 67% of the directors then in office, subject to the right of the stockholders to adopt, amend, or repeal the Bylaws by the affirmative vote of at least 67% of the outstanding shares.

CLASSIFIED BOARD OF DIRECTORS AND ABSENCE OF CUMULATIVE VOTING

         Regions. The Certificate provides that Regions' Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office.

         The effect of Regions' having a classified Board of Directors is that only approximately one-third of the members of the Board are elected each year; consequently, two annual meetings are effectively required for Regions' stockholders to change a majority of the members of the Board.

         Pursuant to the Certificate, each stockholder generally is entitled to one vote for each share of Regions stock held and is not entitled to cumulative voting rights in the election of directors. With cumulative voting, a stockholder has the right to cast a number of votes equal to the total number of such holder's shares multiplied by the number of directors to be elected. The stockholder has the right to cast all of such holder's votes in favor of one candidate or to distribute such holder's votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all stockholders. With cumulative voting, it may be possible for minority stockholders to obtain representation on the Board of Directors. Without cumulative voting, the holders of more than 50% of the shares of Regions Common Stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining Regions Common Stock effectively may not be able to elect any person to the Board of Directors. The absence of cumulative voting, therefore, could make it more difficult for a stockholder who acquires less than a majority of the shares of Regions Common Stock to obtain representation on Regions' Board of Directors.

         Metro. Like Regions, Metro's Articles generally provide for a classified board of directors with three classes, and provide that voting stock does not have cumulative voting rights.

REMOVAL OF DIRECTORS

         Regions. Under the Certificate, any director or the entire Board of Directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of Regions' voting stock.





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


         Metro. Pursuant to Metro's Bylaws, a director may be removed only for cause at a meeting of stockholders with respect to which notice of the purpose to remove one or more directors has been given, by the affirmative vote of the holders of at least 67% of the outstanding shares of Metro voting stock, or by theaffirmative vote of the holders of a majority of Metro voting stock if 67% of the directors then in office have approved the removal.

LIMITATIONS ON DIRECTOR LIABILITY

         Regions. The Certificate provides that a director of Regions will have no personal liability to Regions or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the payment of certain unlawful dividends and the making of certain unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

         Although this provision does not affect the availability of injunctive or other equitable relief as a remedy for a breach of duty by a director, it does limit the remedies available to a stockholder who has a valid claim that a director acted in violation of such director's duties, if the action is among those as to which liability is limited. This provision may reduce the likelihood of stockholder derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duties, even though such action, if successful, might have benefitted Regions and its stockholders. The SEC has taken the position that similar provisions added to other corporations' certificates of incorporation would not protect those corporations' directors from liability for violations of the federal securities laws.

         Metro. The Georgia Act generally permits a corporation's articles of incorporation to relieve directors of liability for money damages for good faith conduct. The Articles provide that Metro directors shall not be liable for money damages for breach of duty as a director except for actions taken not in good faith or that involve intentional misconduct or certain unlawful transactions. Such limitations on director liability are substantially similar to those applicable to Regions.

INDEMNIFICATION

         Regions. The Certificate provides that Regions will indemnify its officers, directors, employees, and agents to the full extent permitted by the Delaware GCL. Under Section 145 of the Delaware GCL as currently in effect, other than in actions brought by or in the right of Regions, such indemnification would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions and, with respect to any criminal proceeding, if such person had no reasonable cause to believe that the conduct was unlawful. In actions brought by or in the right of Regions, such indemnification probably would be limited to reasonable expenses (including attorneys' fees) and would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions, except that no indemnification may be made with respect to any matter as to which such person is adjudged liable to Regions, unless, and only to the extent that, the court determines upon application that, in view of all the circumstances of the case, the proposed indemnitee is fairly and reasonably entitled to indemnification for such expenses as the court deems proper. To the extent that any director, officer, employee, or agent of Regions has been successful on the merits or otherwise in defense of any action, suit, or proceeding, as discussed herein, whether civil, criminal, administrative, or investigative, such person must be indemnified against reasonable expenses incurred by such person in connection therewith.

         Metro. Metro's Bylaws provide for indemnification of its directors, officers, employees, and agents in substantially the same manner and with substantially the same effect as in the case of Regions.





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


SPECIAL MEETINGS OF STOCKHOLDERS

         Regions. Regions' Certificate and Bylaws provide that special meetings of stockholders may be calledat any time, but only by the chief executive officer, the secretary, or the Board of Directors of Regions. Regions stockholders do not have the right to call a special meeting or to require that Regions' Board of Directors call such a meeting. This provision, combined with other provisions of the Certificate and the restriction on the removal of directors, would prevent a substantial stockholder from compelling stockholder consideration of any proposal (such as a proposal for a business combination) over the opposition of Regions' Board of Directors by calling a special meeting of stockholders at which such stockholder could replace the entire Board with nominees who were in favor of such proposal.

         Metro. Under the Articles, a special meeting of Metro stockholders may be called only by a majority of the board of directors, by the Chairman of the Board, or by the President.

ACTIONS BY STOCKHOLDERS WITHOUT A MEETING

         Regions. The Certificate provides that any action required or permitted to be taken by Regions stockholders must be effected at a duly called meeting of stockholders and may not be effected by any written consent by the stockholders. These provisions would prevent stockholders from taking action, including action on a business combination, except at an annual meeting or special meeting called by the Board of Directors, chief executive officer, or secretary, even if a majority of the stockholders were in favor of such action.

         Metro. Under the Articles no action requiring or permitting stockholder approval may be approved by written consent of stockholders.

STOCKHOLDER NOMINATIONS

         Regions. Regions' Certificate and Bylaws provide that any nomination by stockholders of individuals for election to the Board of Directors must be made by delivering written notice of such nomination (the "Nomination Notice") to the Secretary of Regions not less than 14 days nor more than 50 days before any meeting of the stockholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to stockholders, the Nomination Notice must be delivered to the Secretary of Regions not later than the seventh day following the day on which notice of the meeting was mailed to stockholders. The Nomination Notice must set forth certain background information about the persons to be nominated, including information concerning (i) the name, age, business, and, if known, residential address of each nominee, (ii) the principal occupation or employment of each such nominee, and (iii) the number of shares of Regions capital stock beneficially owned by each such nominee. The Board of Directors is not required to nominate in the annual proxy statement any person so proposed; however, compliance with this procedure would permit a stockholder to nominate the individual at the stockholders' meeting, and any stockholder may vote such holder's shares in person or by proxy for any individual such holder desires.

         Metro. Metro's Bylaws provide that any nomination by stockholders of individuals for election to the Board of Directors must be made by delivering written notice of such nomination (the "Nomination Notice") to the Secretary of Metro not less than 30 days before any meeting of the stockholders called for the election of directors; provided, however, that if less than 40 days notice of the meeting is given to stockholders, the Nomination Notice must be delivered to the Secretary of Metro not later than the tenth day following the day on which notice of the meeting was mailed to stockholders. The Nomination Notice must set forth certain background information about the persons to be nominated as required by Regulation 14A promulgated under the Exchange Act. The Board of Directors is not required to nominate in the annual proxy statement any person so proposed; however, compliance with this procedure would permit a stockholder to nominate the individual at the stockholders' meeting, and any stockholder may vote such holder's shares in person or by proxy for any individual such holder desires.

BUSINESS COMBINATIONS WITH CERTAIN PERSONS

         Regions. Section 203 of the Delaware GCL ("Section 203") places certain restrictions on "businesscombinations" (as defined in Section 203 to include, generally, mergers, sales and leases of assets, issuances of securities, and similar transactions) by Delaware corporations with an "interested stockholder" (as defined in Section 203 to include, generally, the beneficial owner of 15% or more of the corporation's outstanding voting stock).
Section 203 generally applies to Delaware corporations, such as Regions, that have a class of voting stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders, unless the corporation expressly elects in its certificate of incorporation or bylaws not to be governed by Section 203.

         Regions has not specifically elected to avoid the application of
Section 203. As a result, Section 203 generally would prohibit a business combination by Regions or a subsidiary with an interested stockholder within three years after the person or entity becomes an interested stockholder, unless (i) prior to the time when the person or entity becomes an interested stockholder, Regions' Board of Directors approved either the business combination or the transaction pursuant to which such person or entity became an interested stockholder, (ii) upon consummation of the transaction in which the person or entity became an interested stockholder, the interested stockholder held at least 85% of the outstanding Regions voting stock (excluding shares held by persons who are both officers and directors and shares held by certain employee benefit plans), or (iii) once the person or entity becomes an interested stockholder, the business combination is approved by Regions' Board of Directors and by the holders of at least two-thirds of the outstanding Regions voting stock, excluding shares owned by the interested stockholder.

         Metro. Metro's bylaws specifically provide that Metro shall be subject to the sections of the Georgia Act that place restrictions on certain business combinations. Section 14-2-1111 of the Georgia Act restricts "business combinations" (as defined in Section 14-2-1110 to include, generally, mergers, sales and leases of assets, issuances of securities, and similar transactions) by a Georgia corporation with an "interested stockholder" (as defined in Section 14-2-1110 to include, generally, the beneficial owner of 10% or more of the corporation's outstanding voting stock).

         Section 14-2-1111 of the Georgia Act requires a business combination to be (i) unanimously approved by the continuing directors, provided that continuing directors constitute at least three members of the board of directors at the time of such approval; or (ii) recommended by at least two thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than shares beneficially owned by the interested stockholder who is, or whose affiliate is, a party to the business combination. These requirements are in addition to any other vote required by Georgia law or the articles of incorporation or bylaws of the corporation. The requirements of Section 14-2-1111 must be satisfied in order for a business combination to avoid the necessity of compliance with the fair pricing and procedural requirements of the Georgia Act, which are set forth in
Section 14-2- 1112.

         Additionally, Section 14-2-1132 of the Georgia Act prohibits, with certain stated exceptions, a business combination with an interested stockholder for five years from the date the interested stockholder acquired that status.

MERGERS, CONSOLIDATIONS, AND SALES OF ASSETS GENERALLY

         Regions. The Certificate generally requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of Regions to effect (i) any merger or consolidation with or into any other corporation, or
(ii) any sale or lease of any substantial part of the assets of Regions to any party that beneficially owns 5.0% or more of the outstanding shares of Regions voting stock, unless the transaction was approved by Regions' Board of Directors before the other party became a 5.0% beneficial owner or is approved by 75% or more of the Board of Directors after the party becomes such a 5.0% beneficial owner.

In addition, the Delaware GCL generally requires the approval of a majority of the outstanding voting stock of Regions to effect (i) any merger or consolidation with or into any other corporation, (ii) any sale, lease, or exchange of all or substantially all of Regions property and assets, or (iii) the dissolution of Regions.However, pursuant to the Delaware GCL, Regions may enter into a merger transaction without stockholder approval if (i) Regions is the surviving corporation, (ii) the agreement of merger does not amend in any respect Regions' Certificate, (iii) each share of Regions stock outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of Regions after the effective date of the merger, and (iv) either no shares of Regions Common Stock and no shares, securities, or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of Regions Common Stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities, or obligations to be issued or delivered under such plan do not exceed 20% of the shares of Regions Common Stock outstanding immediately prior to the effective date of the merger.

         Metro. The Articles provide that certain business combination transactions may not be consummated unless approved by the affirmative vote of either (i) 67% of the voting power of outstanding voting stock or (ii) a majority of the voting power of outstanding voting stock in the case of a transaction approved by 67% of the directors of Metro then in office. Absent such provision, the Georgia Act would require approval of a majority of the voting power of a corporation's stock.

DISSENTERS' RIGHTS OF APPRAISAL

         Regions. The rights of appraisal of dissenting stockholders of Regions are governed by the Delaware GCL. Pursuant thereto, except as described below, any stockholder has the right to dissent from any merger of which Regions could be a constituent corporation. No appraisal rights are available, however, for (i) the shares of any class or series of stock that is either listed on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders or (ii) any shares of stock of the constituent corporation surviving a merger if the merger did not require the approval of the surviving corporation's stockholders, unless, in either case, the holders of such stock are required by an agreement of merger or consolidation to accept for that stock something other than: (a) shares of stock of the corporation surviving or resulting from the merger or consolidation; (b) shares of stock of any other corporation that will be listed at the effective date of the merger on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders; (c) cash in lieu of fractional shares of stock described in clause (a) or (b) immediately above; or (d) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (a) through
(c) immediately above. Because Regions Common Stock is quoted on the Nasdaq National Market and is held of record by more than 2,000 stockholders, unless the exception described immediately above applies, holders of Regions Common Stock do not have dissenters' rights of appraisal.

         Metro. The rights of appraisal of dissenting stockholders under Georgia law are generally similar to those afforded under the Delaware GCL. Because Metro Common Stock is quoted on the Nasdaq National Market, unless the exception described in the preceding paragraph applies, holders of Metro Common Stock do not have dissenters' rights of appraisal.

STOCKHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS

         Regions. The Delaware GCL provides that a stockholder may inspect books and records upon written demand under oath stating the purpose of the inspection, if such purpose is reasonably related to such person's interest as a stockholder.

         Metro. Pursuant to the Georgia Act, upon written notice of a demand to inspect corporate records, a stockholder is entitled to inspect specified corporate records, including articles of incorporation and bylaws, minutes of stockholder meetings and certain resolutions adopted at director meetings, stockholder list, and all stockholder communications for the preceding three years, including financial statements. Upon demonstration of a proper purpose, a stockholder may be entitled to inspect other corporate records.

DIVIDENDS

         Regions. The Delaware GCL provides that, subject to any restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation's capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by Regions are derived from its subsidiary depository institutions. There are various statutory limitations on the ability of Regions' subsidiary depository institutions to pay dividends to Regions. See "Certain Regulatory Considerations--Payment of Dividends."

         Metro. Pursuant to the Georgia Act, a board of directors may from time to time make distributions to its stockholders, subject to restrictions in its articles of incorporation, provided that no distribution may be made if, after giving it effect, (i) the corporation would not be able to pay its debts as they become due in the usual course of business, or (ii) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.


                    COMPARATIVE MARKET PRICES AND DIVIDENDS



         Regions Common Stock and Metro Common Stock are listed for quotation on the Nasdaq National Market under the symbols "RGBK" and "MFIN," respectively. The following table sets forth, for the indicated periods, the high and low closing sale prices for Regions Common Stock and Metro Common Stock as reported by Nasdaq, and the cash dividends declared per share of Regions Common Stock and Metro Common Stock for the indicated periods. The stock prices and historical dividends for Regions have been adjusted to reflect a 10% stock dividend issued by Regions on April 1, 1993, and the stock prices and historical dividends for Metro have been adjusted to reflect 10% stock dividends issued by Metro in September 1993, March 1994, and May 1995.

                                           REGIONS                                METRO
                                PRICE RANGE      CASH DIVIDENDS        PRICE RANGE    CASH DIVIDENDS
                                -----------        DECLARED            -----------       DECLARED
                                HIGH    LOW        PER SHARE           HIGH       LOW    PER SHARE
                                ----    ---        ---------           ----       ---    ---------
1993
First Quarter . . . . . . .   $38.38    $31.25       $.26              $5.07      $3.19   $  --

Second Quarter  . . . . . .    38.25     30.25        .26               6.39       5.63   .0751
Third Quarter . . . . . . .    35.25     31.25        .26               7.14       5.63   .0225
Fourth Quarter  . . . . . .    35.00     29.63        .26               8.26       7.02   .0331

1994
First Quarter   . . . . . .    33.50     30.13        .30               8.88       6.40   .0413
Second Quarter  . . . . . .    36.13     30.50        .30              10.68       8.64   .0455
Third Quarter   . . . . . .    36.75     34.63        .30              10.08       9.09   .0455
Fourth Quarter  . . . . . .    35.00     29.75        .30              10.23       8.86   .0455

1995
First Quarter   . . . . . .    36.50     31.63        .33              10.23       8.18   .0455
Second Quarter  . . . . . .    37.44     34.50        .33              11.00       9.00     .05
Third Quarter   . . . . . .    41.25     37.00        .33              16.75       9.50     .05
Fourth Quarter (through
         )  . . . . . . . .                           .33                                   .05

         On          , 1995, the last reported sale prices of Regions Common
Stock and Metro Common Stock, as reported on the Nasdaq National Market, were $
and $     , respectively. At the close of trading on August 23, 1995, the last trading day prior to public announcement of the proposed Merger, the last reported sale prices of Regions Common Stock and Metro Common Stock, as reported on the Nasdaq National Market, were $38.75 and $11.00, respectively.

         The holders of Regions Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. Regions has paid regular quarterly cash dividends since 1971. Although Regions currently intends to continue to pay quarterly cash dividends on the Regions Common Stock, there can be no assurance that Regions' dividend policy will remain unchanged after completion of the Merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the Board of Directors' consideration of other relevant factors.

         Regions is a legal entity separate and distinct from its subsidiaries and its revenues depend in significant part on the payment of dividends from its subsidiary financial institutions, particularly First Alabama Bank. Regions' subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "Supervision and Regulation--Payment of Dividends."

         In deciding whether to pay cash dividends, Metro considers its capital position, its ability to meet its financial obligations as they come due, and its capacity to act as a source of financial strength to its subsidiaries. Generally, Metro would not maintain its existing rate of cash dividends on its Common Stock unless (i) Metro's net income available to common stockholders over the past year has been sufficient to fully fund the dividends and (ii) the prospective rate of earnings retention appears consistent with Metro's capital needs, asset quality, and overall financial condition. To the extent consistent with these considerations, Metro's policy is to maintain an annual dividend rate of at least 10% of its after-tax earnings.


                               BUSINESS OF METRO

         Metro is a bank holding company organized under the laws of the state of Georgia, with its principal executive office located in Atlanta, Georgia. Metro operates principally through the Bank, which is a state-chartered commercial bank and which provides a range of retail banking services through three offices in Atlanta, Georgia. At September 30, 1995, Metro had total consolidated assets of approximately $197 million, total consolidated deposits of approximately $178 million, and total consolidated stockholders' equity of approximately $13 million. Metro's principal executive office is located at 6637 Roswell Road, Atlanta, Georgia, 30328, and its telephone number at such address is (404) 255-8550.

         Additional information with respect to Metro and its subsidiaries is included in documents incorporated by reference in this Proxy Statement/Prospectus. Copies of such documents, including Metro's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, the Metro Annual Report to Stockholders, and Metro's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1995, June 30, and September 30, 1995, accompany this Proxy Statement/Prospectus.


             VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF METRO

         The following table sets forth certain information concerning the beneficial owners of more than 5.0% of Metro Common Stock, as of the Record Date. Unless otherwise indicated, the person listed is the record owner of and has sole voting and investment powers over his shares.


                              NAME AND ADDRESS                     AMOUNT AND NATURE          PERCENT OF
TITLE OF CLASS               OF BENEFICIAL OWNER                 BENEFICIAL OWNERSHIP         CLASS (1)
--------------               -------------------                 --------------------         ----------
                                                                DIRECT        INDIRECT
                                                                ------        --------
Common Stock              Rayburn J. Fisher, Jr.              227,788(1)     22,165(2)        13.26%
                          6637 Roswell Road, N.E.
                          Atlanta, Georgia  30328

(1) Includes options to purchase 112,470 shares.

(2) Represents shares held by the estate of Mr. Fisher's mother.


                              BUSINESS OF REGIONS

GENERAL

         Regions is a regional bank holding company headquartered in Birmingham, Alabama with approximately 288 banking offices in Alabama, Florida, Georgia, Louisiana, and Tennessee. As of September 30, 1995, Regions had total consolidated assets of approximately $13.8 billion, total consolidated deposits of approximately $10.7 billion, and total consolidated stockholders' equity of approximately $1.1 billion. Regions operates commercial bank subsidiaries in Alabama, Florida, Georgia, Louisiana, and Tennessee, a federal stock savings bank subsidiary in Georgia, and banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing, and securities brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.

         In Alabama, Regions operates through First Alabama Bank, which at September 30, 1995, had total consolidated assets of approximately $10.4 billion, total consolidated deposits of approximately $7.8 billion, and total consolidated stockholders' equity of approximately $837 million. First Alabama Bank operates 183 banking offices throughout Alabama.

         In Florida, Regions operates through Regions Bank of Florida, which at September 30, 1995, had total consolidated assets of approximately $553 million, total consolidated deposits of approximately $491 million, and total consolidated stockholders' equity of approximately $58 million. Regions Bank of Florida operates 28 banking offices in the panhandle region of Florida.

         In Georgia, Regions operates through (i) Regions Bank of Georgia, (ii) Regions Bank of Rome, and (iii) Regions Bank, FSB, which at September 30, 1995, had total combined assets of approximately $624 million, total combined deposits of approximately $560 million, and total combined stockholders' equity of approximately $49 million. Regions Bank of Georgia operates three banking offices in Columbus, Georgia; Regions Bank of Rome operates two banking offices in Rome, Georgia, and Regions Bank, FSB operates five banking offices in Dalton and Cartersville, Georgia.

         In Louisiana, Regions operates through Regions Bank of Louisiana. At September 30, 1995, Regions Bank of Louisiana had total consolidated assets of approximately $2.2 billion, total consolidated deposits of approximately $1.6 billion, and total consolidated stockholders' equity of approximately $208 million. Regions Bank of Louisiana operates 43 banking offices in Louisiana.

         In Tennessee, Regions operates through Regions Bank of Tennessee, which at September 30, 1995, had total consolidated assets of approximately $491 million, total consolidated deposits of approximately $427 million, and total consolidated stockholders' equity of approximately $44 million. Regions Bank of Tennessee operates 24 banking offices in middle Tennessee.

         Regions was organized under the laws of the state of Delaware and commenced operations in 1971 under the name First Alabama Bancshares, Inc. On May 2, 1994, the name of First Alabama Bancshares, Inc. waschanged to Regions Financial Corporation. Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is (205) 326-7100.

         Regions continually evaluates business combination opportunities and frequently conducts due diligence activities in connection with possible business combinations. As a result, business combination discussions and, in some cases, negotiations frequently take place, and future business combinations involving cash, debt, or equity securities can be expected. Any future business combination or series of business combinations that Regions might undertake may be material, in terms of assets acquired or liabilities assumed, to Regions' financial condition. Recent business combinations in the banking industry have typically involved the payment of a premium over book and market values. This practice could result in dilution of book value and net income per share for the acquirer.

         Additional information about Regions and its subsidiaries is included in documents incorporated by reference in this Proxy Statement/Prospectus. See "Available Information" and "Documents Incorporated by Reference."


RECENT DEVELOPMENTS

         Recently Completed Acquisitions. During the first nine months of 1995, Regions acquired (i) Fidelity Federal Savings Bank, located in Dalton, Georgia, and (ii) First Commercial Bancshares, Inc., located in Chalmette, Louisiana, contributing an aggregate of approximately $479 million in assets, $392 million in loans, and $427 million in deposits to Regions' consolidated balance sheet. Also during such period, Regions acquired Interstate Billing Service, Inc., an accounts receivable factoring company in Decatur, Alabama, with total assets as of the acquisition date of approximately $30 million. For additional information with respect to these acquisitions, see Regions' Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1995, incorporated herein by reference. See "Documents Incorporated by Reference."

         Since September 30, 1995, Regions acquired from The Prudential Savings Bank a branch banking operation in Cartersville, Georgia (the "Cartersville Acquisition,") in which Regions assumed approximately $57 million in deposits.

         Other Pending Acquisitions. As of the date of this Proxy Statement/Prospectus, Regions has pending five acquisitions in addition to Metro, certain aspects of which transactions are set forth below:

                                                                             Consideration
                                                                       -------------------------
                                                               Approximate
                                                           ---------------------
                                                                                                 Accounting
                      Institution                          Asset Size      Value        Type     Treatment
                      -----------                          ----------      -----        ----     ---------

                                                                  (In millions)
Enterprise National Bank, located in Atlanta,               $   54         $  8       Cash         Purchase
Georgia (the "Enterprise Acquisition")

First Federal Bank of Northwest Georgia, Federal                90           16       Regions      Purchase
Savings Bank, located in Cedartown, Georgia (the                                      Common
"First Federal Acquisition")                                                           Stock

First National Bancorp, located in Gainesville,              3,112          630       Regions       Pooling
Georgia (the "FNB Acquisition")                                                       Common          of
                                                                                       Stock       Interests

First Gwinnett Bancshares, Inc., located in                     63           13       Regions      Purchase
Norcross, Georgia (the "First Gwinnett Acquisition")                                  Common
                                                                                       Stock

Delta Bank and Trust Company, located in Belle                 198           34       Regions       Pooling
Chasse, Louisiana (the "Delta Acquisition")                 ------         ----       Common          of
                                                                                       Stock       Interests

                                          Totals            $3,517         $701
                                                            ======         ====


         The Enterprise Acquisition, the First Federal Acquisition, the FNB Acquisition, the First Gwinnett Acquisition, and the Delta Acquisition are referred to in this Proxy Statement/Prospectus as the "Other Pending Acquisitions." Consummation of the Other Pending Acquisitions is subject to the approval of certain regulatory agencies and of the stockholders of the institutions to be acquired, and, in the case of the Delta Acquisition, to execution of a definitive acquisition agreement. Moreover, the closing of each transaction is subject to various contractual conditions precedent. No assurance can be given that the conditions precedent to consummating the transactions will be satisfied in a manner that will result in their consummation.


         On December 5, 1995, Regions announced the execution of a definitive agreement to acquire American City Bancorp, Inc. of Tullahoma, Tennessee, and its majority-owned subsidiary American City Bank. This acquisition, which remains subject to Regions' due diligence review and other contingencies, would add approximately $80 million in assets to Regions' consolidated statement of condition and would result in the issuance of shares of Regions Common Stock having an approximate value of $8.8 million, computed as of the date of public announcement of the proposed transaction. Giving effect to this transaction would not have a material effect on the pro forma financial information included in and incorporated by reference in this Proxy Statement/Prospectus.

         Registration of Subordinated Debt Securities. Regions has filed with the SEC a registration statement relating to $200 million of Regions' subordinated debt securities. Under this registration statement, which became effective in July, 1995, Regions may issue on a delayed or continuous basis its subordinated debt securities up to such amount, bearing such interest rates and having such terms as Regions may determine. The net proceeds from the sale of subordinated debt securities, if any, may be used for such general corporate purposes as Regions may determine, including future acquisitions and the repurchase of outstanding shares of Regions Common Stock in the open market.

                        PRO FORMA FINANCIAL INFORMATION

              PRO FORMA COMBINED CONDENSED STATEMENT OF CONDITION
                               SEPTEMBER 30, 1995
                                  (UNAUDITED)

         The following unaudited pro forma combined condensed statement of condition presents (i) the historical unaudited consolidated statements of condition of Regions and Metro at September 30, 1995, (ii) the pro forma combined condensed statement of condition of Regions at September 30, 1995, giving effect to the Merger, assuming such acquisition is accounted for as a purchase, and (iii) the pro forma combined condensed statement of condition of Regions at September 30, 1995, giving effect to the Merger, assuming such acquisition is accounted for as a purchase, and the Other Pending Acquisitions, assuming three of such acquisitions are treated as purchases for accounting purposes and two of such acquisitions are treated as poolings of interests for accounting purposes. The unaudited pro forma combined condensed statement of condition should be read in conjunction with the historical consolidated financial statements of Regions and Metro, including the respective notes thereto, which are incorporated by reference in this Proxy Statement/Prospectus, and the unaudited pro forma financial information appearing elsewhere in this Proxy Statement/Prospectus and included in Regions' Current Report on Form 8-K dated November 22, 1995. See "Documents Incorporated by Reference," "Summary -- Comparative Per Share Data," and "-- Summary Pro Forma Financial Data." The pro forma combined condensed statement of condition is not necessarily indicative of the combined condensed financial position that actually would have occurred if the Merger or the Other Pending Acquisitions had been consummated at the date indicated or which may be obtained in the future.



                                                                                                            REGIONS,
                                                                                                              METRO,
                                                                                                            AND OTHER
                                                               REGIONS AND                                   PENDING
                                                                  METRO          OTHER                     ACQUISITIONS
                                                  COMBINING     PRO FORMA       PENDING     COMBINING       PRO FORMA
                           REGIONS      METRO    ADJUSTMENTS     COMBINED    ACQUISITIONS  ADJUSTMENTS       COMBINED
                                                              (in thousands)
ASSETS
Cash and due from
  banks..............     $ 636,158    $    969                 $ 637,127     $ 151,338                     $  788,465
Interest-bearing
  deposits in other
  banks..............        14,922       1,663                    16,585        16,519     $ (8,474) a         24,630
Investment
  securities.........     2,145,891      23,843                 2,169,734       216,612                      2,386,346
Securities available
  for sale...........       887,309      17,540    $(29,019) b    875,830       725,724      (28,026) b      1,573,528
Trading account
  assets.............        17,942                                17,942                                       17,942
Mortgage loans held
  for sale...........        98,046      14,177                   112,223                                      112,223
Federal fund sold and
  securities
  purchased under
  agreements to
  resell.............         1,639                                 1,639        99,482                        101,121
Loans, net of
  unearned income....     9,596,673     134,703                 9,731,376     2,218,916                     11,950,292
Allowance for loan
  losses.............      (131,426)     (1,643)                 (133,069)      (28,696)                      (161,765)
Premises and
  equipment, net.....       188,054       1,426                   189,480        77,399                        266,879
Other real estate....         5,537         275                     5,812        10,585                         16,397

Excess purchase
  price..............       105,002                  15,840  c    120,842        13,295       11,787  a        145,924
Due from customers on
  acceptances........        15,561                                15,561                                       15,561
Other assets.........       266,602       4,410                   271,012        72,692                        343,704
                        -----------    --------    --------   -----------    ----------     --------       -----------

        Total
          assets.....   $13,847,910    $197,363    $(13,179)  $14,032,094    $3,573,866     $(24,713)      $17,581,247
                        ===========    ========    ========   ===========    ==========     ========       ===========

                                                                                                            REGIONS,
                                                                                                             METRO,
                                                                                                           AND OTHER
                                                                REGIONS AND                                 PENDING
                                                                   METRO          OTHER                   ACQUISITIONS
                                                  COMBINING      PRO FORMA       PENDING      COMBINING    PRO FORMA
                           REGIONS       METRO   ADJUSTMENTS      COMBINED    ACQUISITIONS   ADJUSTMENTS    COMBINED
                                                               (In thousands)
LIABILITIES AND STOCKHOLDERS' EQUITY
Non-interest bearing
  deposits...........    $ 1,461,775    $ 10,289                $ 1,472,064   $  410,644                   $ 1,882,708
Interest-bearing
  deposits...........      9,280,412     167,329                  9,447,741    2,584,100                    12,031,842
Federal funds
  purchased and
  securities sold
  under agreements to
  repurchase.........      1,216,763                              1,216,763       85,899                     1,302,662
Other borrowed
  funds..............        624,240       3,700                    627,940       96,155                       724,095

Bank acceptances
  outstanding........         15,561                                 15,561                                     15,561
Other liabilities....        135,369       2,866                    138,235       50,220     $  5,600  d       194,054
                         -----------    --------                -----------   ----------     ---------     -----------

Total liabilities....     12,734,120     184,184                 12,918,304    3,227,018        5,600       16,150,922
Common stock.........         29,704       1,657    $(1,657) c       29,704       26,146       (3,729) a        39,999
                                                                                              (10,778) e
                                                                                               (1,344) f
Surplus..............        418,453       9,345     (9,345) c      418,453      105,397      (13,834) a       522,138
                                                                                               10,778  e
                                                                                                1,344  f
Undivided Profits....        676,285       2,532     (2,532) c      676,285      212,817       (7,204) a       876,298
                                                                                               (5,600) d
Less: Treasury and
  unearned restricted
  stock..............        (14,239)               (29,019) b      (14,239)         (36)     (28,026) b       (14,239)
                                                     29,019  c                                 28,062  a

Unrealized gain
  (loss) on
  securities
  available for sale,
  net of tax.........          3,587        (355)       355  c        3,587        2,524           18  a         6,129
                         -----------    --------   ---------    -----------   ----------     ---------     -----------

Total stockholders'
  equity.............      1,113,790      13,179    (13,179)      1,113,790      346,848      (30,313)       1,430,325
                         -----------    --------   ---------    -----------   ----------     ---------     -----------
Total liabilities and
  stockholders'
  equity.............    $13,847,910    $197,363   $(13,179)    $14,032,094   $3,573,866     $(24,713)     $17,581,247
                         ===========    ========   ========     ===========   ==========     ========      ===========

---------------
(a) To reflect the elimination of the capital accounts of Enterprise, First Federal, and First Gwinnett in accordance with purchase accounting, and corresponding exchange of 715,648 shares of Regions Common Stock and $8,474,000 for all the outstanding shares of Enterprise, First Federal and First Gwinnett common stock, assuming a market price of $40.625 per share for Regions Common Stock. The Regions Common Stock exchanged is reflected as being issued from treasury stock. Approximately $11.8 million of excess purchase price will be added as a result of these transactions and is expected to be amortized over 18 years.
(b) To reflect the purchase, in the open market, of 1,404,180 shares of Regions Common Stock, at $40.625 per share, to be reissued in the Metro Acquisition, the First Federal Acquisition, and the First Gwinnett Acquisition.
(c) To reflect the elimination of Metro's capital accounts in accordance with purchase accounting, and corresponding exchange of 714,303 shares of Regions Common Stock for all the outstanding shares of Metro Common Stock, assuming a market price of $40.625 per share for Regions Common Stock. The Regions Common Stock exchanged is reflected as being issued from treasury stock. Approximately $15.8 million of excess purchase price will be added as a result of this transaction and is expected to be amortized over 18 years.
(d) In connection with its merger with Regions, it is anticipated that First National will take a one-time restructuring charge estimated for purposes of the pro forma financial statements of approximately $6.6 million ($5.6 million net of taxes), prior to or at the time of consummation of the merger. The restructuring charge results from data processing contract termination costs, reductions in the carrying value of unnecessary equipment, severance costs for anticipated staff reductions, additional income taxes related to the recapture of savings and loan bad debt reserves, and other one-time costs directly related to the merger. The effect of the anticipated restructuring charge has been reflected in the pro forma combined condensed statement of condition; however, since the anticipated restructuring charge is nonrecurring, it has not been reflected in the pro forma combined condensed statements of income.
(e) To reflect the issuance of 15,602,040 shares of Regions Common Stock to effect the First National Acquisition. The First National Acquisition will be accounted for as a pooling of interests, therefore the effect upon stockholders' equity will be to increase Regions stockholders' equity by the total equity of First National. The unaudited pro forma financial statements have been prepared assuming Regions will issue 15,602,040 shares of Regions Common Stock in exchange for all the outstanding shares of First National Common Stock. A reclassification from common stock to surplus results from the issuance of the shares.
(f) To reflect the issuance of 844,991 shares of Regions Common Stock to effect the Delta Acquisition. The Delta Acquisition will be accounted for as a pooling of interests, therefore the effect upon stockholders' equity will be to increase Regions stockholders' equity by the total equity of Delta. The unaudited pro forma financial statements have been prepared assuming Regions will issue 844,991 shares of Regions Common Stock in exchange for all the outstanding shares of Delta common stock. A reclassification from common stock to surplus results from the issuance of the shares.

PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME FOR REGIONS AND METRO
                              (UNAUDITED)

         The following unaudited pro forma combined condensed statements of income have been prepared for the nine months ended September 30, 1995, and for the year ended December 31, 1994, and give effect to the Merger, assuming such acquisition is accounted for as a purchase. The unaudited pro forma combined condensed statements of income should be read in conjunction with the historical consolidated financial statements of Regions and Metro, including the respective notes thereto, which are incorporated by reference in this Proxy Statement/Prospectus, and the unaudited consolidated historical and other pro forma financial information, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus and included in Regions' Current Report on Form 8-K dated November 22, 1995. See "Documents Incorporated by Reference," "Summary -- Comparative Per Share Data," and "-- Summary Pro Forma Financial Data." The pro forma combined condensed statements of income are not necessarily indicative of the results that actually would have occurred if the Merger been consummated at the dates indicated or which may be obtained in the future.


                                                                     Nine Months
                                                                        Ended                      Year Ended
                                                                    September 30,                 December 31,
                                                                        1995                          1994
                                                                        ----                          ----

                                                                       (In thousands except per share data)
Income Statement Data:
  Total interest income   . . . . . . . . . . . . .                   $767,804                     $796,679
  Total interest expense  . . . . . . . . . . . . .                    393,641                      356,226
                                                                      --------                     --------
  Net interest income   . . . . . . . . . . . . . .                    374,163                      440,453
  Provision for loan losses   . . . . . . . . . . .                     15,437                       19,318
                                                                      --------                     --------
  Net interest income after loan loss
    provision . . . . . . . . . . . . . . . . . . .                    358,726                      421,135
  Total noninterest income    . . . . . . . . . . .                    119,378                      144,892
  Total noninterest expense   . . . . . . . . . . .                    283,810                      349,994
  Income tax expense  . . . . . . . . . . . . . . .                     66,368                       71,110
                                                                      --------                     --------
  Net income  . . . . . . . . . . . . . . . . . . .                   $127,926                     $144,923
                                                                      ========                     ========
  Net income per share  . . . . . . . . . . . . . .                   $   2.77                     $   3.38
                                                                      ========                     ========

  Average common shares outstanding . . . . . . . .                     46,212                       42,906



     PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME FOR REGIONS, METRO,
                         AND OTHER PENDING ACQUISITIONS
                                  (UNAUDITED)

     The following unaudited pro forma combined condensed statements of income for the nine months ended September 30, 1995, and for the year ended December 31, 1994, give effect to the Merger, assuming such acquisition is accounted for as a purchase, and the Other Pending Acquisitions, assuming three of such acquisitions are treated as purchases and two of such acquisitions are treated as poolings of interests for accounting purposes and assuming each of such acquisitions had been consummated on January 1, 1994. The following unaudited pro forma combined condensed statements of income for the years ended December 31,

1993 and 1992 give effect to the First National Acquisition and the Delta Acquisition, assuming such acquisitions are treated as poolings of interests for accounting purposes and had been consummated on January 1, 1992. The unaudited pro forma combined condensed statements of income should be read in conjunction with the historical consolidated financial statements of Regions and Metro, including the respective notes thereto, which are incorporated by reference in this Proxy Statement/Prospectus, and the unaudited consolidated historical and other pro forma financial information, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus and included in Regions' current Report on Form 8-K dated November 22, 1995. See "Documents Incorporated by Reference," "Summary -- Comparative Per Share Data," and "-- Summary Pro Forma Financial Data." The pro forma combined condensed statements of income are not necessarily indicative of the results that actually would have occurred if the Merger had been consummated at the dates indicated or which may be obtained in the future.




                                                        Nine Months            Year Ended December 31,
                                                           Ended        ---------------------------------------
                                                       September 30,
                                                           1995           1994           1993            1992
                                                           ----           ----           ----            ----

                                          (In thousands except per share data)
Income Statement Data:
  Total interest income   . . . . . . . . . . . . .   $    968,527   $ 1,027,388    $   760,157   $    748,414
  Total interest expense  . . . . . . . . . . . . .        488,041       451,868        300,143        328,421
                                                      ------------   -----------    -----------   ------------
  Net interest income   . . . . . . . . . . . . . .        480,486       575,520        460,014        419,993
  Provision for loan losses . . . . . . . . . . . .         17,670        21,349         25,315         39,937
                                                      ------------   -----------    -----------   ------------
  Net interest income after loan loss
    provision . . . . . . . . . . . . . . . . . . .        462,816       554,171        434,699        380,056
  Total noninterest income  . . . . . . . . . . . .        143,483       176,061        167,164        151,843
  Total noninterest expense . . . . . . . . . . . .        372,044       463,570        387,234        349,006
  Income tax expense  . . . . . . . . . . . . . . .         78,446        84,922         67,690         57,116
                                                      ------------   -----------    -----------   ------------
  Income before cumulative effect of
    change in accounting principle
    and extraordinary item  . . . . . . . . . . . .   $    155,809   $   181,740    $   146,939   $    125,777
                                                      ============   ===========    ===========   ============
  Income before cumulative effect of
    change in accounting principle and
    extraordinary item per share  . . . . . . . . .   $       2.49   $      3.08    $      2.77   $       2.42
                                                      ============   ===========    ===========   ============
  Average common shares outstanding   . . . . . . .         62,610        59,051         52,998         52,049


                       CERTAIN REGULATORY CONSIDERATIONS

         The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to Regions and Metro. Additional information is available in Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1994. See "Documents Incorporated by Reference."

GENERAL

         Regions and Metro are both bank holding companies registered with the Federal Reserve under the BHC Act. As such, Regions and Metro and their non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve. In addition, as a savings and loan holding company, Regions is also registered with the OTS and is subject to regulation, supervision, examination, and reporting requirements of the OTS.

         The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (iii) it may merge or consolidate with any other bank holding company. Similar federal statutes require savings and loan holding companies and other companies to obtain the prior approval of the OTS before acquiring direct or indirect ownership or control of a savings association.

         The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, which is discussed below.

         The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), which became effective on September 29, 1995, repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, such that Regions, and any other bank holding company located in Alabama may now acquire a bank located in any other state, and any bank holding company located outside Alabama may lawfully acquire any Alabama-based bank, regardless of state law to the contrary, in either case subject to certain deposit-percentage, aging requirements, and other restrictions. The Interstate Banking Act also generally provides that, after June 1, 1997, national and state-chartered banks may branch interstate through acquisitions of banks in other states. By adopting legislation prior to that date, a state has the ability either to "opt in" and accelerate the date after which interstate branching is permissible or "opt out" and prohibit interstate branching altogether. As of the date of this Proxy Statement/Prospectus, neither Alabama, Georgia, nor any other state in which the banking subsidiaries of Regions or Metro are located have "opted in" or "opted out." Assuming no state action prior to June 1, 1997, Regions would be able to consolidate all of its bank subsidiaries into a single bank with interstate branches following that date.

         The BHC Act generally prohibits Regions and Metro from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible non-banking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

         Each of the subsidiary depository institutions of Regions and Metro is a member of the Federal Deposit Insurance Corporation (the "FDIC"), and as such, its deposits are insured by the FDIC to the maximum extent provided by law. Each such subsidiary is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

          The regulatory agencies having supervisory jurisdiction over the respective subsidiary institutions of Regions and Metro (the FDIC and the applicable state authority in the case of state-chartered nonmember banks, and the OTS in the case of federally chartered thrift institutions) regularly examine the operations of such institutions and have authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. Such regulatory agencies also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

         Regions and Metro are legal entities separate and distinct from their banking, thrift, and other subsidiaries. The principal sources of cash flow of both Regions and Metro, including cash flow to pay dividends to their respective stockholders, are dividends from their subsidiary depository institutions. There are statutory and regulatory limitations on the payment of dividends by these subsidiary depository institutions to Regions and Metro, as well as by Regions and Metro to their stockholders.

         All of Regions' and Metro's banking subsidiaries are subject to the respective laws and regulations of the states of Alabama, Florida, Georgia, Louisiana, and Tennessee as to the payment of dividends. If, in the opinion of the federal banking regulator, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "--Prompt Corrective Action." Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

         At September 30, 1995, under dividend restrictions imposed under federal and state laws, the subsidiary depository institutions of Regions and Metro, without obtaining governmental approvals, could declare aggregate dividends to Regions and Metro of approximately $264 million and $543,000, respectively.

         The payment of dividends by Regions and Metro and their subsidiary depository institutions may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.




CAPITAL ADEQUACY

          Regions, Metro, and their respective subsidiary depository institutions are required to comply with the capital adequacy standards established by the Federal Reserve in the case of Regions and Metro and the appropriate federal banking regulator in the case of each of their subsidiary depository institutions. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

         The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

         The minimum guideline for the ratio (the "Total Risk-Based Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must comprise common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). At September 30, 1995, Regions' consolidated Total Risk-Based Capital Ratio and its Tier 1 Risk-Based Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) were 14.28% and 10.82%, respectively, and Metro's consolidated Total Risk-Based Capital and Tier 1 Risk-Based Capital Ratios were 10.84% and 9.67%, respectively.

         In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. Regions' and Metro's respective Leverage Ratios at September 30, 1995, were 7.25% and 6.73%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital Leverage Ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

         Each of Regions' and Metro's subsidiary depository institutions is subject to risk-based and leverage capital requirements adopted by its federal banking regulator, which are substantially similar to those adopted by the Federal Reserve for bank holding companies. Each of the subsidiary depository institutions was in compliance with applicable minimum capital requirements as of September 30, 1995. Neither Regions, Metro, nor any of their subsidiary depository institutions has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

         Failure to meet capital guidelines could subject a bank (or thrift) to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "--Prompt Corrective Action."

         The federal bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. In this regard, the Federal Reserve, the OCC, and the FDIC have, pursuant to FDICIA, proposed an amendment to the risk-based capital standards that would calculate the change in an institution's net economic value attributable to increases and decreases in market interest rates and would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures. The OTS has already included an interest-rate risk component in its risk-based capital guidelines for savings associations that it regulates.

SUPPORT OF SUBSIDIARY INSTITUTIONS

         Under Federal Reserve policy, Regions and Metro are expected to act as sources of financial strengthfor, and to commit resources to support, each of their respective banking subsidiaries. This support may be required at times when, absent such Federal Reserve policy, Regions or Metro may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

         Under the Federal Deposit Insurance Act ("FDIA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The subsidiary depository institutions of Regions and Metro are subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of any of these subsidiaries would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against the depository institution's banking or thrift affiliates, and a potential loss of Regions' or Metro's respective investments in such other subsidiary depository institutions.

PROMPT CORRECTIVE ACTION

         FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized) and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

         Under the final agency rules implementing the prompt corrective action provisions, an institution that (i) has a Total Risk-Based Capital Ratio of 10% or greater, a Tier 1 Risk-Based Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater and (ii) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency is deemed to be well capitalized. An institution with a Total Risk-Based Capital Ratio of 8.0% or greater, a Tier 1 Risk-Based Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be adequately capitalized. A depository institution that has a Total Risk-Based Capital Ratio of less than 8.0%, a Tier 1 Risk-Based Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be undercapitalized. A depository institution that has a Total Risk-Based Capital Ratio of less than 6.0%, a Tier 1 Risk-Based Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be significantly undercapitalized, and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be critically undercapitalized. For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

         An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

         For those institutions that are significantly undercapitalized or undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan, the appropriate federal banking agency must require the institution to take one or more of the following actions: (i) sell enough shares, including voting shares, to become adequately capitalized; (ii) merge with (or be sold to) another institution (or holding company), but only if grounds exist for appointing a conservator or receiver; (iii) restrict certain transactions with banking affiliates as if the "sister bank" exception to the requirements of Section 23A of the Federal Reserve Act did not exist; (iv) otherwise restrict transactions with bank or non-bank affiliates; (v) restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region;" (vi) restrict asset growth or reduce total assets; (vii) alter, reduce, or terminate activities; (viii) hold a new election of directors; (ix) dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized, provided that in requiring dismissal of a director or senior officer, the agency must comply with certain procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution; (x) employ "qualified" senior executive officers; (xi) cease accepting deposits from correspondent depository institutions; (xii) divest certain nondepository affiliates which pose a danger to the institution; or
(xiii) be divested by a parent holding company. In addition, without the prior approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer.

         At September 30, 1995, all of the subsidiary depository institutions of Regions and Metro had the requisite capital levels to qualify as well capitalized.

FDIC INSURANCE ASSESSMENTS

         In July 1993, the FDIC adopted a new risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The new system, which went into effect on January 1, 1994, and replaced a transitional system that the FDIC had utilized for the 1993 calendar year, assigns an institution to one of three capital categories: (i) well capitalized; (ii) adequately capitalized; and (iii) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the undercapitalized category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, as well as the prior transitional system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates for members of boththe Bank Insurance Fund ("BIF") and the SAIF for the first half of 1995, as they had been during 1994, ranged from 23 basis points (0.23% of deposits) for an institution in the highest category (i.e., "well capitalized" and "healthy") to 31 basis points (0.31% of deposits) for an institution in the lowest category (i.e., "undercapitalized" and "substantial supervisory concern"). These rates were established for both funds to achieve a designated ratio of reserves to insured deposits (i.e., 1.25%) within a specified period of time.

         Once the designated ratio for the BIF was reached, which appears to have occurred some time during May 1995, the FDIC was authorized to reduce the minimum assessment rate below 23 basis points and to set future assessment rates at such levels that would maintain a fund's reserve ratio at the designated level. In August 1995, the FDIC adopted final regulations reducing the assessment rates for BIF-member banks. Under the revised schedule, BIF-member banks, starting with the second half of 1995, will now pay assessments ranging from 4.0 basis points to 31 basis points, with an average assessment rate of 4.5 basis points. Refunds, with interest, were paid for assessments for the month(s) after the month in which the designated reserve ratio for the BIF was reached, as well as for the quarterly payment made on September 30, 1995, assuming that the designated reserve ratio was achieved prior to June 30, 1995. At the same time, the FDIC elected to retain the existing assessment rate of 23 to 31 basis points for SAIF members for the foreseeable future given the undercapitalized nature of that insurance fund. More recently, on November 14, 1995, the FDIC announced that, beginning in 1996, it would further reduce the deposit insurance premiums for 92% of all BIF members that are in the highest capital and supervisory categories to $2,000 per year, regardless of deposit size.

         On July 28, 1995, the FDIC, the Treasury Department, and the OTS released statements outlining a proposed plan to recapitalize the SAIF certain features of which were subsequently agreed upon by members of the Banking Committees of the U.S. House of Representatives and the Senate on November 7, 1995 in negotiations to reconcile differences in bills on the issue that had been introduced or partially adopted by each body. Under the agreement, all SAIF-member institutions will pay a special assessment to the SAIF of approximately 80 basis points, the amount that would enable the SAIF to attain its designated reserve ratio of 1.25%. The special assessment would be payable on January 1, 1996, based on the amount of deposits held as of March 31, 1995. BIF-insured institutions holding SAIF-assessed deposits would receive a 20% reduction in the assessment rate and would pay a one-time assessment of 64 basis points. The agreement also provides that the assessment base for the bonds issued in the late 1980s by the Financing Corporation to recapitalize the now defunct Federal Savings and Loan Insurance Corporation would be expanded to include deposits of both BIF- and SAIF-insured institutions, with BIF members paying approximately 75% of the interest on such obligations. The committee members further agreed that the BIF and SAIF should be merged on January 1, 1998, with such merger being conditioned upon the prior elimination of the thrift charter. At this time, Regions is not able to predict the timing or exact amount of any SAIF special assessment that might be required. However, if an 80 basis point assessment were levied against the existing SAIF deposits of Regions, the aggregate SAIF assessments of Regions (on a pre-tax basis) would be approximately $24 million.

         Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

SAFETY AND SOUNDNESS STANDARDS

         The FDIA, as amended by FDICIA and the Riegle Community Development and Regulatory Improvement Act of 1994, requires the federal bank regulatory agencies to prescribe standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits, and such other operational and managerial standards as the agencies deem appropriate. The federal bank regulatory agencies have adopted, effective August 9, 1995, a set of guidelines prescribing safety and soundness standards pursuant to FDICIA, as amended. The guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees, and benefits. In general, theguidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal stockholders. The federal banking agencies determined that stock valuation standards were not appropriate. In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an accepted compliance plan or fails in any material respect to implement an accepted compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized association is subject under the "prompt corrective action" provisions of FDICIA. See "--Prompt Corrective Action." If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties. The federal bank regulatory agencies also proposed guidelines for asset quality and earnings standards.

DEPOSITOR PREFERENCE

         The Omnibus Budget Reconciliation Act of 1993 provides that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution in the "liquidation or other resolution" of such an institution by any receiver.

                      DESCRIPTION OF REGIONS COMMON STOCK

    Regions is authorized to issue 120,000,000 shares of Regions Common Stock, of which 47,526,707 shares were issued, including 1,474,579 treasury shares, at September 30, 1995. No other class of stock is authorized.

    Holders of Regions Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. The ability of Regions to pay dividends is affected by the ability of its Subsidiary Institutions to pay dividends, which is limited by applicable regulatory requirements and capital guidelines. At September 30, 1995, under such requirements and guidelines, the Subsidiary Institutions had $264 million of undivided profits legally available for the payment of dividends. See "Supervision and Regulation--Payment of Dividends."

    For a further description of Regions Common Stock, see "Effect of the Merger on Rights of Stockholders."

                             STOCKHOLDER PROPOSALS

    Regions expects to hold its next annual meeting of stockholders after the Merger during April 1996. Under SEC rules, proposals of Regions stockholders intended to be presented at that meeting must have been received by Regions at its principal executive offices no later than November 17, 1995, for consideration by Regions for possible inclusion in such proxy materials. Proposals with respect to Regions' 1997 annual meeting of stockholders may be submitted until the date specified in Regions' 1996 annual meeting proxy statement.

                                    EXPERTS

    The consolidated financial statements of Regions, incorporated by reference in Regions Annual Report (Form 10-K) for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Metro as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, incorporated by reference herein and in the Registration Statement by reference to Metro's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1993 consolidated financial statements refers to a change in the method of accounting for investment securities at December 31, 1993 to adopt the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and refers to a change in the method of accounting for income taxes in 1993 to adopt the provisions of SFAS No. 109, "Accounting for Income Taxes."


                                    OPINIONS

    The legality of the shares of Regions Common Stock to be issued in the Merger will be passed upon by Lange, Simpson, Robinson & Somerville, Birmingham, Alabama. Henry E. Simpson, partner in the law firm of Lange, Simpson, Robinson & Somerville, is a member of the Board of Directors of Regions. As of December 4, 1995, attorneys in the law firm of Lange, Simpson, Robinson & Somerville owned an aggregate of 118,595 shares of Regions Common Stock.

    Certain tax consequences of the transaction have been passed upon by Alston & Bird, Atlanta, Georgia.

                                                                      Appendix A





                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                          METRO FINANCIAL CORPORATION

                                      AND

                         REGIONS FINANCIAL CORPORATION


                          DATED AS OF AUGUST 23, 1995

                              TABLE OF CONTENTS

                                                                                                         Page
                                                                                                         ----
Parties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
Preamble  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
ARTICLE 1 - TRANSACTIONS AND TERMS OF MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
     1.1          Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
     1.2          Time and Place of Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
     1.3          Effective Time  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
ARTICLE 2 - TERMS OF MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
     2.1          Certificate of Incorporation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
     2.2          Bylaws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
     2.3          Directors and Officers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
ARTICLE 3 - MANNER OF CONVERTING SHARES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
     3.1          Conversion of Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
     3.2          Anti-Dilution Provisions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
     3.3          Shares Held by Metro or Regions . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
     3.4          Fractional Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
     3.5          Conversion of Stock Options; Restricted Stock . . . . . . . . . . . . . . . . . . . . . 9
ARTICLE 4 - EXCHANGE OF SHARES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
     4.1          Exchange Procedures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
     4.2          Rights of Former Metro Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . 10
ARTICLE 5 - REPRESENTATIONS AND WARRANTIES OF METRO . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
     5.1          Organization, Standing, and Power . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
     5.2          Authority; No Breach By Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
     5.3          Capital Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
     5.4          Metro Subsidiaries  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
     5.5          Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
     5.6          Absence of Undisclosed Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . 13
     5.7          Absence of Certain Changes or Events  . . . . . . . . . . . . . . . . . . . . . . . . . 13
     5.8          Tax Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
     5.9          Environmental Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
     5.10         Compliance With Laws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
     5.11         Employee Benefit Plans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
     5.12         Material Contracts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
     5.13         Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
     5.14         Statements True and Correct . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
     5.15         Tax and Regulatory Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
     5.16         State Takeover Laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
     5.17         Directors' Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
ARTICLE 6 - REPRESENTATIONS AND WARRANTIES OF REGIONS . . . . . . . . . . . . . . . . . . . . . . . . . . 19
     6.1          Organization, Standing, and Power . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
     6.2          Authority; No Breach By Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . 19

     6.3          Capital Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
     6.4          Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
     6.5          Absence of Undisclosed Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . 20
     6.6          Absence of Certain Changes or Events  . . . . . . . . . . . . . . . . . . . . . . . . . 20
     6.7          Compliance With Laws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
     6.8          Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
     6.9          Statements True and Correct . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
     6.10         Tax and Regulatory Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
ARTICLE 7 - CONDUCT OF BUSINESS PENDING CONSUMMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . 22
     7.1          Affirmative Covenants of Metro  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
     7.2          Negative Covenants of Metro . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
     7.3          Covenants of Regions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
     7.4          Adverse Changes in Condition  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
     7.5          Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
ARTICLE 8 - ADDITIONAL AGREEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
     8.1          Registration Statement; Proxy Statement; Shareholder Approval . . . . . . . . . . . . . 25
     8.2          Exchange Listing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
     8.3          Applications  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
     8.4          Filings with State Offices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
     8.5          Agreement as to Efforts to Consummate . . . . . . . . . . . . . . . . . . . . . . . . . 26
     8.6          Investigation and Confidentiality . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
     8.7          Press Releases  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
     8.8          Certain Actions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
     8.9          Tax Treatment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
     8.10         Agreements of Affiliates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
     8.11         Employee Benefits and Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28
     8.12         Indemnification . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28
ARTICLE 9 - CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE . . . . . . . . . . . . . . . . . . . . . . 29
     9.1          Conditions to Obligations of Each Party . . . . . . . . . . . . . . . . . . . . . . . . 29
     9.2          Conditions to Obligations of Regions  . . . . . . . . . . . . . . . . . . . . . . . . . 30
     9.3          Conditions to Obligations of Metro  . . . . . . . . . . . . . . . . . . . . . . . . . . 32
ARTICLE 10 - TERMINATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33
     10.1         Termination . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33
     10.2         Effect of Termination . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34
     10.3         Non-Survival of Representations and Covenants . . . . . . . . . . . . . . . . . . . . . 34
ARTICLE 11 - MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35
     11.1         Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35
     11.2         Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 42
     11.3         Brokers and Finders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 42
     11.4         Entire Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 43
     11.5         Amendments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 43
     11.6         Waivers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 43
     11.7         Assignment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44

     11.8         Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44
     11.9         Governing Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45
     11.10        Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45
     11.11        Captions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45
     11.12        Enforcement of Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45
     11.13        Severability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45
Signatures  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46

                                LIST OF EXHIBITS


Exhibit Number     Description
--------------     -----------
     1.              Form of Directors' Agreement.  (Section  5.17).

     2.              Form of agreement of affiliates of Metro.  (Section Section  8.10, 9.2(f)).

     3.              Matters as to which Varner, Stephens, Humphries and White will opine.  (Section  9.2(d)).

     4.              Form of Claims Letter  (Section  9.2(g)).

     5.              Matters as to which Lange, Simpson, Robinson & Somerville will opine.  (Section  9.3(d)).

                          AGREEMENT AND PLAN OF MERGER


             THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of the 23rd day of August, 1995, by and between METRO FINANCIAL CORPORATION ("Metro"), a corporation organized and existing under the laws of the State of Georgia, with its principal office located in Atlanta, Georgia; and REGIONS FINANCIAL CORPORATION ("Regions"), a corporation organized and existing under the laws of the State of Delaware, with its principal office located in Birmingham, Alabama.


                                    PREAMBLE

             The Boards of Directors of Metro and Regions are of the opinion that the transactions described herein are in the best interests of the parties and their respective shareholders. This Agreement provides for the acquisition of Metro by Regions pursuant to the merger of Metro into and with Regions. At the effective time of such merger, the outstanding shares of the capital stock of Metro shall be converted into shares of the common stock of Regions (except as provided herein). As a result, shareholders of Metro shall become shareholders of Regions and each of the subsidiaries of Metro shall continue to conduct its business and operations as a wholly owned subsidiary of Regions. The transactions described in this Agreement are subject to the approvals of the shareholders of Metro, the Board of Governors of the Federal Reserve System, and the appropriate state regulatory authorities and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

             Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

             NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:


                                   ARTICLE 1
                        TRANSACTIONS AND TERMS OF MERGER

             1.1 MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time, Metro shall be merged into and with Regions in accordance with the provisions of Sections 14-2-1107 and 14-2-1103 of the GBCC and with the effect provided in Section 14-2-1106 of the GBCC and of
Section 258 of the DGCL and with the effect provided in Section 259 of the DGCL (the "Merger"). Regions shall be the Surviving Corporation of the Merger and shall continue to be governed by the Laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the Boards of Directors of Metro and Regions.

             1.2 TIME AND PLACE OF CLOSING. The Closing will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their chief executive officers or chief financial officers, may mutually agree. The place of Closing shall be at the offices of Regions, in Birmingham, Alabama, or such other place as may be mutually agreed upon by the Parties.

             1.3 EFFECTIVE TIME. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Georgia Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Georgia and the Delaware Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the chief executive officers or chief financial officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the last business day of the month in which occurs the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the shareholders of Metro approve this Agreement to the extent such approval is required by applicable Law; or such later date within 30 days thereof as may be specified by Regions.


                                   ARTICLE 2
                                TERMS OF MERGER

             2.1 CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of Regions in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

             2.2 BYLAWS. The Bylaws of Regions in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

             2.3 DIRECTORS AND OFFICERS. The directors of Regions in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Regions in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

                                   ARTICLE 3
                          MANNER OF CONVERTING SHARES

             3.1   CONVERSION OF SHARES.  Subject to the provisions of this
Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:

                   (a) Each share of Regions Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

                   (b) Each share of Metro Common Stock (excluding shares held by Metro or any of its Subsidiaries or by Regions or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Time shall be converted into .431 of a share of Regions Common Stock, subject to adjustment in accordance with Section 9.3(e) of this Agreement (the "Exchange Ratio").

             3.2 ANTI-DILUTION PROVISIONS. In the event Metro changes the number of shares of Metro Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock, the Exchange Ratio shall be proportionately adjusted. In the event Regions changes the number of shares of Regions Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

             3.3 SHARES HELD BY METRO OR REGIONS. Each of the shares of Metro Common Stock held by any Metro Company or by any Regions Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

             3.4 FRACTIONAL SHARES. Notwithstanding any other provision of this Agreement, each holder of shares of Metro Common Stock exchanged pursuant to the Merger, or of options to purchase shares of Metro Common Stock, who would otherwise have been entitled to receive a fraction of a share of Regions Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Regions Common Stock multiplied by the market value of one share of Regions Common Stock at the Effective Time, in the case of shares exchanged pursuant to the Merger, or the date of exercise, in the case of options. The market value of one share of Regions Common Stock at the Effective Time or the date of exercise, as the case may be, shall be the last sale price of such common stock on the Nasdaq/NMS (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) on the last trading day preceding the Effective Time, in the case of shares exchanged pursuant to the Merger, and the date of exercise, in the case of options. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

             3.5   CONVERSION OF STOCK OPTIONS; RESTRICTED STOCK.

                   (a) At the Effective Time, all rights with respect to Metro Common Stock pursuant to stock options or stock appreciation rights ("Metro Options") granted by Metro under the Metro Stock Plans, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to Regions Common Stock, and Regions shall assume each Metro Option, in accordance with the terms of the Metro Stock Plan and stock option agreement by which it is evidenced. From and after the Effective Time, (i) each Metro Option assumed by Regions may be exercised solely for shares of Regions Common Stock (or cash in the case of stock appreciation rights), (ii) the number of shares of Regions Common Stock subject to such Metro Option shall be equal to the number of shares of Metro Common Stock subject to such Metro Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iii) the per share exercise price under each such Metro Option shall be adjusted by dividing the per share exercise price under each such Metro Option by the Exchange Ratio and rounding down to the nearest cent. It is intended that the foregoing assumption shall be undertaken in a manner that will not constitute a "modification" as defined in Section 424 of the Internal Revenue Code, as to any stock option which is an "incentive stock option." Metro agrees to take all necessary steps to effectuate the foregoing provisions of this Section seq article 3.5.

                   (b) All restrictions or limitations on transfer with respect to Metro Common Stock awarded under the Metro Stock Plans or any other plan, program, or arrangement of any Metro Company, to the extent that such restrictions or limitations shall not have already lapsed, and except as otherwise expressly provided in such plan, program, or arrangement, shall remain in full force and effect with respect to shares of Regions Common Stock into which such restricted stock is converted pursuant to Section 3.1 of this Agreement.


                                   ARTICLE 4
                               EXCHANGE OF SHARES

             4.1 EXCHANGE PROCEDURES. Promptly after the Effective Time, Regions and Metro shall cause the exchange agent selected by Regions (the "Exchange Agent") to mail to the former shareholders of Metro appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Metro Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of Metro Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. To the extent required by Section 3.4 of this Agreement, each holder of shares of Metro Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of Regions Common Stock to which such holder may be otherwise entitled (without interest). Regions shall not be obligated to deliver the consideration to which any former holder of Metro Common Stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing the shares of Metro Common Stock for exchange as provided in this Section 4. The certificate or certificates of Metro Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither Regions, Metro, nor the Exchange Agent shall be liable to a holder of Metro Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

             4.2 RIGHTS OF FORMER METRO SHAREHOLDERS. At the Effective Time, the stock transfer books of Metro shall be closed as to holders of Metro Common Stock immediately prior to the Effective Time and no transfer of Metro Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of Metro Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.4 of this Agreement in exchange therefor. To the extent permitted by Law, former shareholders of record of Metro shall be entitled to vote after the Effective Time at any meeting of Regions shareholders the number of whole shares of Regions Common Stock into which their respective shares of Metro Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Metro Common Stock for certificates epresenting Regions Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by Regions on the Regions Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Regions Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of Metro Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such Metro Common Stock certificate, both the Regions Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.


                                   ARTICLE 5
                    REPRESENTATIONS AND WARRANTIES OF METRO

             Metro hereby represents and warrants to Regions as follows:

             5.1 ORGANIZATION, STANDING, AND POWER. Metro is a corporation duly organized and validly existing, and in good standing under the Laws of the State of Georgia, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. Metro is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Metro.

             5.2   AUTHORITY; NO BREACH BY AGREEMENT.

                   (a) Metro has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Metro, subject to the approval of this Agreement by the holders of a majority of the outstanding Metro Common Stock, which is the only shareholder vote required for approval of this Agreement and consummation of the Merger by Metro. Subject to such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of Metro, enforceable against Metro in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                   (b) Neither the execution and delivery of this Agreement by Metro, nor the consummation by Metro of the transactions contemplated hereby, nor compliance by Metro with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Metro's Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Metro Company under, any Contract or Permit of any Metro Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Metro, or, (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Metro Company or any of their respective material Assets.

                   (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE and the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Metro, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Metro of the Merger and the other transactions contemplated in this Agreement.

             5.3 CAPITAL STOCK. The authorized capital stock of Metro consists of 15,000,000 shares of Metro Common Stock, of which 1,654,516 shares are issued and outstanding as of the date of this Agreement and not more than 1,885,287 shares will be issued and outstanding at the Effective Time. All of the issued and outstanding shares of capital stock of Metro are duly and validly issued and outstanding and are fully paid and nonassessable under the GBCC. None of the outstanding shares of capital stock of Metro has been issued in violation of any preemptive rights of the current or past shareholders of Metro. Metro has reserved 900,000 shares of Metro Common Stock for issuance under the Metro Stock Plans, pursuant to which options to purchase not more than 230,771 shares of Metro Common Stock are outstanding. Except as set forth above or as disclosed in Section 5.3 of the Metro Disclosure Memorandum, there are no shares of capital stock or other equity securities of Metro outstanding and no outstanding Rights relating to the capital stock of Metro.

             5.4 METRO SUBSIDIARIES. Metro has disclosed in Section 5.4 of the Metro Disclosure Memorandum all of the Metro Subsidiaries as of the date of this Agreement. Except as disclosed in Section 5.4 of the Metro Disclosure Memorandum, Metro or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each Metro Subsidiary. No equity securities of any Metro Subsidiary are or may become required to be issued (other than to another Metro Company) by reason of any Rights, and there are no Contracts by which any Metro Subsidiary is bound to issue (other than to another Metro Company) additional shares of its capital stock or Rights or by which any Metro Company is or may be bound to transfer any shares of the capital stock of any Metro Subsidiary (other than to another Metro Company). There are no Contracts relating to the rights of any Metro Company to vote or to dispose of any shares of the capital stock of any Metro Subsidiary. All of the shares of capital stock of each Metro Subsidiary held by a Metro Company are fully paid and (except pursuant to 12 U.S.C. Section 55 in the case of national banks and comparable, applicable state Law, if any, in the case of state depository institutions) nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Metro Company free and clear of any Lien. Each Metro Subsidiary is either a bank, a savings association, or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Metro Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Metro. Each Metro Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or the Savings Association Insurance Fund, as appropriate.

             5.5 FINANCIAL STATEMENTS. Metro has included in Section 5.5 of the Metro Disclosure Memorandum copies of all Metro Financial Statements for periods ended prior to the date hereof and will deliver to Regions copies of all Metro Financial Statements prepared subsequent to the date hereof. The Metro Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the Metro Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices, and (ii) present or will present, as the case may be, fairly the consolidated financial position of the Metro Companies as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows of the Metro Companies for the periods indicated, in accordance with GAAP (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments that are not material in amount of effect).

             5.6 ABSENCE OF UNDISCLOSED LIABILITIES. No Metro Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Metro, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Metro as of June 30, 1995 included in the Metro Financial Statements or reflected in the notes thereto. No Metro Company has incurred or paid any Liability since June 30, 1995, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Metro.

             5.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since June 30, 1995, except as disclosed in Section 5.7 of the Metro Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Metro, and (ii) the Metro Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Metro provided in Article 7 of this Agreement.

             5.8  TAX MATTERS.

                   (a) All Tax returns required to be filed by or on behalf of any of the Metro Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1994, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, and all returns filed are complete and accurate to the Knowledge of Metro. All Taxes shown on filed returns have been paid. There is no audit examination, deficiency, refund Litigation, or penalties owed with respect to any Taxes, except as reserved against in the Metro Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.8 of the Metro Disclosure Memorandum. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

                   (b) Except as disclosed in Section 5.8(b) of the Metro Disclosure Memorandum, none of the Metro Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

                   (c) Adequate provision for any Taxes due or to become due for any of the Metro Companies for the period or periods through and including the date of the respective Metro Financial Statements has been made and is reflected on such Metro Financial Statements.

                   (d) Deferred Taxes of the Metro Companies have been provided for in accordance with GAAP.

                   (e) Each of the Metro Companies is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code.

             5.9  ENVIRONMENTAL MATTERS.

                   (a) Except as disclosed in Section 5.9(a) of the Metro Disclosure Memorandum, to the Knowledge of Metro, each Metro Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for such instances of non-compliance that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Metro.

                   (b) To the Knowledge of Metro, there is no Litigation pending or threatened before any court, governmental agency, or authority or other forum in which any Metro Company or any of its Loan Properties or Participation Facilities has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a site owned, leased, or operated by any Metro Company or any of its Loan Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Metro, and to the Knowledge of Metro, there is no reasonable basis for any such Litigation.

                   (c) To the Knowledge of Metro, there have been no releases of Hazardous Material in, on, under, or affecting any Participation Facility or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Metro.

             5.10 COMPLIANCE WITH LAWS. Metro is duly registered as a bank holding company under the BHC Act. Each Metro Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, except for the absence of Permits which do not have, individually or in the aggregate, a Material Adverse Effect on Metro, and there has occurred no Default under any such Permit. Except as disclosed in Section 5.10 of the Metro Disclosure Memorandum, none of the Metro Companies:

                   (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Metro; and

                   (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Metro Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Metro, (ii) threatening to revoke any Permits, or (iii) requiring any Metro Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

             5.11  EMPLOYEE BENEFIT PLANS.

                   (a) Metro has disclosed in Section 5.11 of the Metro Disclosure Memorandum, and has delivered or made available to Regions prior to the execution of this Agreement copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to, by any Metro Company or Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "Metro Benefit Plans"). Any of the Metro Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Metro ERISA Plan." Each Metro ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code) is referred to herein as a "Metro Pension Plan." No Metro Pension Plan is or has been a multiemployer plan within the meaning of
Section 3(37) of ERISA.

                   (b) All Metro Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Metro. No Metro Company has engaged in a transaction with respect to any Metro Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any Metro Company to a tax or penalty imposed by either
Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA.





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

                   (c) No Metro Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any Metro Pension Plan, (ii) no change in the actuarial assumptions with respect to any Metro Pension Plan, and (iii) no increase in benefits under any Metro Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Metro or materially adversely affect the funding status of any such plan. Neither any Metro Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any Metro Company, or the single-employer plan of any entity which is considered one employer with Metro under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA. No Metro Company has provided, or is required to provide, security to a Metro Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

                   (d) No Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any Metro Company with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate. No Metro Company has incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Metro Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

                   (e) Except as disclosed in Section 5.11(e) of the Metro Disclosure Memorandum, no Metro Company has any Liability for retiree health and life benefits under any of the Metro Benefit Plans and there are no restrictions on the rights of such Metro Company to amend or terminate any such Plan without incurring any Liability thereunder.

                   (f) Except as disclosed in Section 5.11(f) of the Metro Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any Metro Company from any Metro Company under any Metro Benefit Plan or otherwise,
(ii) increase any benefits otherwise payable under any Metro Benefit Plan, or
(iii) result in any acceleration of the time of payment or vesting of any such benefit.

                   (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Metro Company and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the Metro Financial Statements to the extent required by and in accordance with GAAP.

             5.12 MATERIAL CONTRACTS. Except as disclosed in Section 5.12 of the Metro Disclosure Memorandum or otherwise reflected in the Metro Financial Statements, none of the Metro Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any Metro Company or the guarantee by any Metro Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), (iii) any Contracts between or among Metro Companies, and (iv) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by Metro with the SEC as of the date of this Agreement that has not been filed as an exhibit to Metro's Form 10-K filed for the fiscal year ended December 31, 1994 (together with all Contracts referred to in Section 5.11(a) of this Agreement, the "Metro Contracts"). None of the Metro Companies is in Default under any Metro Contract. Except as disclosed in Section 5.12 of the Metro Disclosure Memorandum, all of the indebtedness of any Metro Company for money borrowed is prepayable at any time by such Metro Company without penalty or premium.

             5.13 LEGAL PROCEEDINGS. There is no Litigation instituted or pending, or, to the Knowledge of Metro, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Metro Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Metro, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Metro Company.
Section 5.13 of the Metro Disclosure Memorandum includes a summary report of all Litigation as of the date of this Agreement to which any Metro Company is a party and which names a Metro Company as a defendant or cross-defendant.

             5.14 STATEMENTS TRUE AND CORRECT. No statement, certificate, instrument, or other writing furnished or to be furnished by any Metro Company or any Affiliate thereof to Regions pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, each report and other document, including financial statements, exhibits, and schedules thereto, filed by a Metro Company with any Regulatory Authority complied in all material respects with all applicable Laws, and as of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. All documents that any Metro Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

             5.15 TAX AND REGULATORY MATTERS. No Metro Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

             5.16 STATE TAKEOVER LAWS. To the extent applicable, each Metro Company has taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable state takeover Law, including Parts 2 and 3 of Article 11 of the GBCC.

             5.17 DIRECTORS' AGREEMENTS. Each of the directors of Metro has executed and delivered to Regions an agreement in substantially the form of
Exhibit 1.


                                  ARTICLE 6
                   REPRESENTATIONS AND WARRANTIES OF REGIONS

             Regions hereby represents and warrants to Metro as follows:

             6.1 ORGANIZATION, STANDING, AND POWER. Regions is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. Regions is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

             6.2  AUTHORITY; NO BREACH BY AGREEMENT.

                   (a) Regions has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Regions. This Agreement represents a legal, valid, and binding obligation of Regions, enforceable against Regions in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                   (b) Neither the execution and delivery of this Agreement by Regions, nor the consummation by Regions of the transactions contemplated hereby, nor compliance by Regions with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Regions' Certificate of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Regions Company under, any Contract or Permit of any Regions Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, or, (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Regions Company or any of their respective material Assets.

                   (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE and the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Regions of the Merger and the other transactions contemplated in this Agreement.

             6.3 CAPITAL STOCK. The authorized capital stock of Regions consists of 120,000,000 shares of Regions Common Stock, of which 45,397,944 shares were issued and outstanding and 1,474,579 shares were held as treasury shares as of June 30, 1995. All of the issued and outstanding shares of Regions Common Stock are, and all of the shares of Regions Common Stock to be issued in exchange for shares of Metro Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding, and fully paid and nonassessable under the DGCL. None of the outstanding shares of Regions Common Stock has been, and none of the shares of Regions Common Stock to be issued in exchange for shares of Metro Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of Regions.

             6.4  FINANCIAL STATEMENTS.  Regions has disclosed in
Section 6.4 of the Regions Disclosure Memorandum all Regions Financial Statements for periods ended prior to the date hereof and will deliver to Metro copies of all Regions Financial Statements prepared subsequent to the date hereof. The Regions Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the Regions Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices, and (ii) present or will present, as the case may be, fairly the consolidated financial position of the Regions Companies as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows of the Regions Companies for the periods indicated, in accordance with GAAP (subject to exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments that are not material in amount of effect).

             6.5  ABSENCE OF UNDISCLOSED LIABILITIES.  No Regions
Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Regions as of June 30, 1995, included in the Regions Financial Statements or reflected in the notes thereto. No Regions Company has incurred or paid any Liability since June 30, 1995, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

             6.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since June 30, 1995, except as disclosed in the Regions Financial Statements delivered prior to the date of this Agreement, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, and (ii) the Regions
Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement would represent or result in a material breach or violation of any of the covenants and agreements of Regions provided in Article 7 of this Agreement.

             6.7 COMPLIANCE WITH LAWS. Regions is duly registered as a bank holding company under the BHC Act. Each Regions Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, except for the absence of Permits which do not have, individually or in the aggregate, a Material Adverse Effect on Regions, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions. No Regions Company:

                   (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions; and

                   (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Regions Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, (ii) threatening to revoke any Permits, or (iii) requiring any Regions Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

             6.8 LEGAL PROCEEDINGS. There is no Litigation instituted or pending, or, to the Knowledge of Regions, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Regions Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Regions Company, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

             6.9 STATEMENTS TRUE AND CORRECT. No statement, certificate, instrument, or other writing furnished or to be furnished by any Regions Company or any Affiliate thereof to Metro pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, each report and other document, including financial statements, exhibits, and schedules thereto, filed by a Regions Company with any Regulatory Authority complied in all material respects with all applicable Laws, and as of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. All documents that any Regions Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

             6.10 TAX AND REGULATORY MATTERS. No Regions Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.


                                  ARTICLE 7
                    CONDUCT OF BUSINESS PENDING CONSUMMATION

             7.1 AFFIRMATIVE COVENANTS OF METRO. Unless the prior written consent of Regions shall have been obtained, and except as otherwise expressly contemplated herein, Metro shall and shall cause each of its Subsidiaries to, from the date of this Agreement until the Effective Time or termination of this Agreement, (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact its business organization and Assets and maintain its rights and franchises, and (iii) take no action which would (x) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c) of this Agreement, or (y) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

             7.2 NEGATIVE COVENANTS OF METRO. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Metro covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, or chief financial officer of Regions, which consent shall not be unreasonably withheld:

                   (a) amend the Articles of Incorporation, Bylaws, or other governing instruments of any Metro Company; or

                   (b) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a Metro Company to another Metro Company) in excess of an aggregate of $100,000 (for the Metro Companies on a consolidated basis) except in the ordinary course of the business of Metro Subsidiaries consistent with past practices (which shall include, for Metro Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of any Metro Company of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Metro Disclosure Memorandum); or

             (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Metro Company, or declare or pay any dividend or make any other distribution in respect of Metro's capital stock, provided that Metro may (to the extent legally and contractually permitted to do so, but shall not be obligated to) declare and pay regular quarterly cash dividends on the shares of Metro Common Stock at a rate not in excess of $ .05 per share with usual and regular record and payment dates in accordance with past practice as disclosed in
       Section 7.2(c) of the Metro Disclosure Memorandum; provided, that any dividend declared or payable on the shares of Metro Common Stock for the quarterly period during which the Effective Time occurs shall, unless otherwise agreed upon in writing by Regions and Metro, be declared (with a record date prior to the Effective Time) only if the normal record date for payment of such quarterly dividend to holders of Regions Common Stock is before the Effective Time; or

                 (d) except for this Agreement, or pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, or as disclosed in
         Section 7.2(d) of the Metro Disclosure Memorandum, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Metro Common Stock or any other capital stock of any Metro Company, or any Rights to acquire such stock; or

                 (e) adjust, split, combine, or reclassify any capital stock of any Metro Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Metro Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber any shares of capital stock of any Metro Subsidiary (unless any such shares of stock are sold or otherwise transferred to another Metro Company) or any Asset having a book value in excess of $100,000 other than in the ordinary course of business for reasonable and adequate consideration; or

                 (f) except for purchases of U.S. Treasury securities or U.S. Government agency securities or securities of like maturity or grade, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned Metro Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, or (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity; or

                 (g) grant any increase in compensation or benefits to the employees or officers of any Metro Company, except in accordance with past practice or previously approved by the Board of Directors of Metro, in each case as disclosed in Section 7.2(g) of the Metro Disclosure Memorandum or as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in Section 7.2(g) of the Metro Disclosure Memorandum; and enter into or amend any severance agreements with officers of any Metro Company; grant any increase in fees or other increases in compensation or other benefits to directors of any Metro Company except in accordance with past practice disclosed in Section 7.2(g) of the Metro Disclosure Memorandum; or except as disclosed in Section 7.2(g) of the Metro Disclosure Memorandum, voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits; or

                 (h) enter into or amend any employment Contract between any Metro Company and any Person (unless such amendment is required by Law) that the Metro Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

                 (i) adopt any new employee benefit plan of any Metro Company or make any material change in or to any existing employee benefit plans of any Metro Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

                 (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

                 (k) commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any Metro Company for material money damages or restrictions upon the operations of any Metro Company; or

                 (l) modify, amend, or terminate any material Contract (including any loan Contract with an Affiliate)or waive, release, compromise, or assign any material rights or claims.

         7.3 COVENANTS OF REGIONS. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Regions covenants and agrees that, except as disclosed in Section 7.3 of the Regions Disclosure Memorandum, it shall (i) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the Regions Common Stock and the business prospects of the Regions Companies and to the extent consistent therewith use all reasonable efforts to preserve intact the Regions Companies' core businesses and goodwill with their respective employees and the communities they serve, and (ii) take no action which would (x) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c) of this Agreement, or (y) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any Regions Company from discontinuing or disposing of any of its Assets or business if such action is, in the judgment of Regions, desirable in the conduct of the business of Regions and its Subsidiaries.

         7.4 ADVERSE CHANGES IN CONDITION. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

         7.5 REPORTS. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and each Party and the Metro Subsidiaries shall deliver to the other Party copies of all material reports promptly after the same are filed.

                                   ARTICLE 8
                             ADDITIONAL AGREEMENTS

         8.1 REGISTRATION STATEMENT; PROXY STATEMENT; SHAREHOLDER APPROVAL. Regions shall file the Registration Statement with the SEC on or before October 31, 1995, provided Metro has provided Regions all information with respect to Metro necessary for the Registration Statement, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act as soon as reasonably practicable thereafter and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of Regions Common Stock upon consummation of the Merger. Metro shall furnish all information concerning it and the holders of its capital stock as Regions may reasonably request in connection with such action. Metro shall call a Shareholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and such other related matters as it deems appropriate. In connection with the Shareholders' Meeting, (i) Metro shall mail the Proxy Statement to its shareholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of Metro shall recommend (subject to compliance with their fiduciary duties as advised by counsel) to its shareholders the approval of this Agreement, and (iv) the Board of Directors and officers of Metro shall (subject to compliance with their fiduciary duties as advised by counsel) use their reasonable efforts to obtain such shareholders' approval.

         8.2 EXCHANGE LISTING. Regions shall use its reasonable efforts to list, prior to the Effective Time, on the Nasdaq/NMS the shares of Regions Common Stock to be issued to the holders of Metro Common Stock pursuant to the Merger.

         8.3 APPLICATIONS. Regions shall promptly prepare and file, and Metro shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement.

         8.4 FILINGS WITH STATE OFFICES. Upon the terms and subject to the conditions of this Agreement, Regions shall execute and file the Georgia Certificate of Merger with the Secretary of State of the State of Georgia and Regions shall execute and file the Delaware Certificate of Merger with the Secretary of State of the State of Delaware in connection with the Closing.

         8.5 AGREEMENT AS TO EFFORTS TO CONSUMMATE. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in
Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its


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

Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

         8.6 INVESTIGATION AND CONFIDENTIALITY.

            (a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. Metro shall cooperate with Regions in obtaining, at Regions' election and expense, environmental audits of any or all of the properties owned or occupied by Metro. No investigation by a Party shall affect the representations and warranties of the other Party.

            (b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return all documents and copies thereof, and all work papers containing confidential information received from the other Party.

         8.7 PRESS RELEASES. Prior to the Effective Time, Metro and Regions shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

         8.8 CERTAIN ACTIONS. Except with respect to this Agreement and the transactions contemplated hereby, no Metro Company nor any Affiliate thereof nor any investment banker, attorney, accountant, or other representative (collectively, "Representatives") retained by any Metro Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of Metro's Board of Directors, no Metro Company or any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, but Metro may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations. Metro shall promptly notify Regions orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. Metro shall (i) immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and (ii) direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing.

         8.9 TAX TREATMENT. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

         8.10 AGREEMENT OF AFFILIATES. Metro has disclosed in Section 8.10 of the Metro Disclosure Memorandum all Persons whom it reasonably believes is an "affiliate" of Metro for purposes of Rule 145 under the 1933 Act. Metro shall use its reasonable efforts to cause each such Person to deliver to Regions not later than 30 days prior to the Effective Time, a written agreement, substantially in the form of Exhibit 2, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of Metro Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of Regions Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder. Regions shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of Regions Common Stock by such affiliates.

         8.11 EMPLOYEE BENEFITS AND CONTRACTS. Following the Effective Time, Regions shall provide generally to officers and employees of the Metro Companies, who at or after the Effective Time become employees of a Regions Company, employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of Regions Common Stock except as set forth in this Section 8.11), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the Regions Companies to their similarly situated officers and employees. For purposes of participation and vesting (but not accrual of benefits) under such employee benefit plans, (i) service under any qualified defined benefit plans of Metro shall be treated as service under Regions' qualified defined benefit plans, (ii) service under any qualified defined contribution plans of Metro shall be treated as service under Regions' qualified defined contribution plans, and (iii) service under any other employee benefit plans of Metro shall be treated as service under any similar employee benefit plans maintained by Regions. Regions also shall cause Metro and its Subsidiaries to honor all employment, severance, consulting, and other compensation Contracts disclosed in Section 8.11 of the Metro Disclosure Memorandum to Regions between any Metro Company and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the Metro Benefit Plans.

         8.12 INDEMNIFICATION.

            (a) For a period of six years after the Effective Time, Regions shall, and shall cause Metro to, indemnify, defend, and hold harmless the present and former directors, officers, employees, and agents of the Metro Companies (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the full extent permitted under Georgia Law and by Metro's Articles of Incorporation and Bylaws or any Contract providing for indemnification as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation. Without limiting the foregoing, in any case in which approval by Metro is required to effectuate any indemnification, Regions shall cause Metro to direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Regions and the Indemnified Party.

            (b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 8.12, upon learning of any such Liability or Litigation, shall promptly notify Regions thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Regions or Metro shall have the right to assume the defense thereof and Regions shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Regions or Metro elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Regions or Metro and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Regions or Metro shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that Regions shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such Litigation, and (iii) Regions shall not be liable for any settlement effected without its prior written consent; and provided further that Metro shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.



                                   ARTICLE 9
               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

         9.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

                (a) SHAREHOLDER APPROVAL. The shareholders of Metro shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law or by the provisions of any governing instruments.

                (b) REGULATORY APPROVALS. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of Regions would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

                (c) CONSENTS AND APPROVALS. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1 (b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of Regions would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

                (d) LEGAL PROCEEDINGS. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

                (e) REGISTRATION STATEMENT. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of Regions Common Stock issuable pursuant to the Merger shall have been received.

                (f) EXCHANGE LISTING. The shares of Regions Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq/NMS.

                (g) TAX MATTERS. Each Party shall have received a written opinion of Alston & Bird, special counsel to Regions, in form reasonably satisfactory to it (the "Tax Opinion"), to the effect that
         (i) the Merger will constitute a reorganization within the meaning of
         Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger of Metro Common Stock for Regions Common Stock will not give rise to gain or loss to the shareholders of Metro with respect to such exchange (except to the extent of any cash received), and (iii) neither Metro nor Regions will recognize gain or loss as a consequence of the Merger. In rendering such Tax Opinion, counsel for Regions shall be entitled to rely upon representations of officers of Metro and Regions reasonably satisfactory in form and substance to such counsel.

        9.2 CONDITIONS TO OBLIGATIONS OF REGIONS. The obligations of Regions to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Regions pursuant to Section 11.6(a) of this
Agreement:

                (a) REPRESENTATIONS AND WARRANTIES. For purposes of this
         Section 9.2(a), the accuracy of the representations and warranties of Metro set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Metro set forth in
         Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of Metro set forth in Sections 5.15 and 5.16 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Metro set forth in this Agreement (excluding the representations and warranties set forth in Sections 5.3, 5.15, and 5.16) such that the aggregate effect of such inaccuracies would have, or is reasonably likely to have, a Material Adverse Effect on Metro; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

                (b) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of Metro to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

                (c) CERTIFICATES. Metro shall have delivered to Regions (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive off1cer and its chief financial officer, to the effect that the conditions of its obligations set forth in Sections 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Metro's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Regions and its counsel shall request.

                (d) OPINION OF COUNSEL. Regions shall have received an opinion of Varner, Stephens, Humphries and White, counsel to Metro, dated as of the Effective Time, in form reasonably satisfactory to Regions, as to the matters set forth in Exhibit 3.

                (e) ACCOUNTANT'S LETTERS. Regions shall have received from KPMG Peat Marwick letters dated not more than five days prior to (i) the date of the Proxy Statement and (ii) the Effective Time, with respect to certain financial information regarding Metro, in form and substance reasonably satisfactory to Regions, which letters shall be based upon customary specified procedures undertaken by such firm.

                 (f) AFFILIATES AGREEMENTS. Regions shall have received from each affiliate of Metro the affiliates letter referred to in Section
         8.10 of this Agreement.

                 (g) CLAIMS LETTERS. Each of the directors and executive officers of Metro shall have executed and delivered to Regions letters in substantially the form of Exhibit 4.

       9.3 CONDITIONS TO OBLIGATIONS OF METRO. The obligations of Metro to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Metro pursuant to Section 11.6(b) of this
Agreement:

                 (a) REPRESENTATIONS AND WARRANTIES. For purposes of this
         Section 9.3(a), the accuracy of the representations and warranties of Regions set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Regions set forth in
         Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of Regions set forth in Section 6.10 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Regions set forth in this Agreement (excluding the representations and warranties set forth in Sections 6.3 and 6.10) such that the aggregate effect of such inaccuracies would have, or is reasonably likely to have, a Material Adverse Effect on Regions; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

                 (b) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of Regions to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

                 (c) CERTIFICATES. Regions shall have delivered to Metro (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Sections 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Regions' Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Metro and its counsel shall request.

                 (d) OPINION OF COUNSEL. Metro shall have received an opinion of Lange, Simpson, Robinson & Somerville, counsel to Regions, dated as of the Effective Time, in form reasonably acceptable to Metro, as to the matters set forth in Exhibit 5.

                 (e) PRICE CONDITION. Metro shall not be obligated to effect the Merger if the Average Closing Price of shares of Regions Common Stock shall be less than $33.4125; subject; however, to the following three sentences. If Metro elects to exercise its right not to close pursuant to this Section 9.3(e), it shall give prompt written notice thereof to Regions. During the seven-day period commencing with its receipt of such notice, Regions shall have the option to elect to increase the Exchange Ratio to equal the quotient (rounded to the nearest one-thousandth) obtained by dividing (i) $14.40 by (ii) the Average Closing Price. If Regions makes an election contemplated by the preceding sentence, within such seven-day period, it shall give prompt written notice to Metro of such election and the revised Exchange Ratio whereupon the condition provided in this Section 9.3(e) shall be deemed to have been satisfied and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 9.3(e).



                                   ARTICLE 10
                                  TERMINATION

        10.1 TERMINATION. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Metro, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

                 (a) By mutual consent of the Board of Directors of Regions and the Board of Directors of Metro; or

                 (b) By the Board of Directors of either Party in the event of a material breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching Party the ability to refuse to consummate the Merger under the standard set forth in Section 9.2(a) of this Agreement in the case of Regions and Section 9.3(a) of this Agreement in the case of Metro; or

                 (c) By the Board of Directors of either Party in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

                 (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of Metro fail to vote their approval of this Agreement and the transactions contemplated hereby as required by the GBCC at the Shareholders' Meeting where the transactions were presented to such shareholders for approval and voted upon; or

                 (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by June 30, 1996, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1 (e); or

                 (f) By the Board of Directors of either Party in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement; or

                 (g) By the Board of Directors of Regions, at any time prior to the 31st day after execution of this Agreement without any Liability in the event that the review of the Assets, business, financial condition, results of operations, and prospects of Metro undertaken by Regions during such time period causes the Board of Directors of Regions to determine, in its reasonable good faith judgment, that a fact or circumstance exists or is likely to exist or result which materially and adversely impacts one or more of the economic benefits to Regions of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

       10.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Article 11 and Section 8.6(b) of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Section 10.1 (b), 10.1 (c), or 10.1 (f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination.

        10.3 NON-SURVIVAL OF REPRESENTATIONS AND COVENANTS. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 2, 3, 4, and 11 of this Agreement.


                                   ARTICLE 11
                                 MISCELLANEOUS

        11.1 DEFINITIONS. Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

       "ACQUISITION PROPOSAL" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

       "AFFILIATE" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by, or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

       "AGREEMENT" shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

       "ASSETS" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

       "AVERAGE CLOSING PRICE" shall mean the average of the daily closing sales prices of Regions Common Stock as reported on the Nasdaq/NMS (as reported by The Wall Street Journal, or if not reported thereby, another authoritative source as chosen by Regions) for the 10 consecutive full trading days in which such shares are traded on the Nasdaq/NMS ending at the close of trading on the fifth full trading day preceding the Determination Date.

       "BHC ACT" shall mean the federal Bank Holding Company Act of 1956, as amended.

       "CLOSING" shall mean the closing of the transactions contemplated hereby, as described in Section 1.2 of this Agreement.

       "CLOSING DATE" shall mean the date on which the Closing occurs.

       "CONSENT" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

       "CONTRACT" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

       "DEFAULT" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of control or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order, or Permit.

       "DELAWARE CERTIFICATE OF MERGER" shall mean the Delaware Certificate of Merger to be executed by Regions and filed with the Secretary of State of the State of Delaware relating to the Merger as contemplated by Section 1.1 of this Agreement.

       "DETERMINATION DATE" shall mean the date on which the Consent of the Board of Governors of the Federal Reserve System of the Merger and the other transactions contemplated by this Agreement shall be received.

       "DGCL" shall mean the General Corporation Law of Delaware.

       "EFFECTIVE TIME" shall mean the date and time at which the Merger becomes effective as defined in Section 1.3 of this Agreement.

       "ENVIRONMENTAL LAWS" shall mean all Laws pertaining to pollution or protection of the environment and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over pollution or protection of the environment.

       "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

       "ERISA AFFILLIATE" shall have the meaning provided in Section 5.11 of this Agreement.

       "ERISA PLAN" shall have the meaning provided in Section 5.11 of this Agreement.

       "EXCHANGE AGENT" shall have the meaning provided in Section 4.1 of this Agreement.

       "EXCHANGE RATIO" shall have the meaning provided in Section 3.1(b) of this Agreement.

       "EXHIBITS" 1 through 5, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

       "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

       "GBCC" shall mean the Georgia Business Corporation Code.

       "GEORGIA CERTIFICATE OF MERGER" shall mean the Georgia Certificate of Merger to be executed by Regions and filed with the Secretary of State of the State of Georgia relating to the Merger as contemplated by Section 1.1 of this Agreement.

       "HAZARDOUS MATERIAL" shall mean any pollutant, contaminant, or toxic or hazardous substance, pollutant, chemical, or waste within the meaning of the Comprehensive Environment Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., or any similar federal, state, or local Law (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities, polychlorinated biphenyls, and petroleum and petroleum products).

       "HOLA" shall mean the Home Owners' Loan Act of 1933, as amended.

       "HSR ACT" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

       "INTERNAL REVENUE CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

       "KNOWLEDGE" as used with respect to a Person shall mean the knowledge of the chairman, president, chief financial officer, chief accounting officer, chief credit officer, general counsel, any assistant or deputy general counsel, or any senior or executive vice president of such Person.

       "LAW" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any of the Regulatory Authorities.

       "LIABILITY" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute, or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

       "LIEN" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reserva-tion, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits, and other Liens incurred in the ordinary course of the banking business.

       "LITIGATION" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative, or other proceeding, or written notice by any Person alleging potential Liability or requesting information about a potential claim relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

       "LOAN PROPERTY" shall mean any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

       "MATERIAL" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

       "MATERIAL ADVERSE EFFECT" on a Party shall mean an event, change, or occurrence which, together with any other event, change, or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii)the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse impact" shall not be deemed to include the impact of (x) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, or (y) changes in GAAP or regulatory accounting principles generally applicable to banks and savings associations and their holding companies.

       "MERGER" shall mean the merger of Metro into and with Regions referred to in Section 1.1 of this Agreement.

       "METRO BENEFIT PLANS" shall have the meaning set forth in Section 5.11 of this Agreement.

       "METRO COMMON STOCK" shall mean the $1.00 par value common stock of Metro.

       "METRO COMPANIES" shall mean, collectively, Metro and all Metro Subsidiaries.

       "METRO DISCLOSURE MEMORANDUM" shall mean the written information entitled "Metro Financial Corporation Disclosure Memorandum" delivered within seven days after the date of this Agreement to Regions describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made.
       "METRO FINANCIAL STATEMENTS" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Metro as of June 30, 1995, and as of December 31, 1994 and 1993, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the six months ended June 30, 1995, and for each of the three fiscal years ended December 31, 1994, 1993, and 1992, as filed by Metro in SEC Documents, and (ii) the consolidated balance sheets of Metro (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to June 30, 1995.

       "METRO STOCK PLANS" shall mean the existing stock options and other stock-based compensation plans of Metro disclosed in Section 5.11 of the Metro Disclosure Memorandum.

       "METRO SUBSIDIARIES" shall mean the Subsidiaries of Metro, which shall include the Metro Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Metro in the future and owned by Metro at the Effective Time.

       "NASD" shall mean the National Association of Securities Dealers, Inc.

       "NASDAQ/NMS" shall mean the National Market System of the National Association of Securities Dealers' Automated Quotations System.

       "1933 ACT" shall mean the Securities Act of 1933, as amended.

       "1934 ACT" shall mean the Securities Exchange Act of 1934, as amended.

       "NYSE" shall mean the New York Stock Exchange, Inc.

       "ORDER" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

       "PARTICIPATION FACILITY" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

       "PARTY" shall mean either Metro or Regions, and "PARTIES" shall mean both Metro and Regions.

       "PERMIT" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

       "PERSON" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

       "PROXY STATEMENT" shall mean the proxy statement used by Metro to solicit the approval of its shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of Regions relating to the issuance of the Regions Common Stock to holders of Metro Common Stock.

       "REGIONS COMMON STOCK" shall mean the $.625 par value common stock of Regions.

       "REGIONS COMPANIES" shall mean, collectively, Regions and all Regions Subsidiaries.

       "REGIONS DISCLOSURE MEMORANDUM" shall mean the written information entitled "Regions Financial Corporation Disclosure Memorandum" delivered prior to the date of this Agreement to Metro describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

       "REGIONS FINANCIAL STATEMENTS" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Regions as of June 30, 1995, and as of December 31, 1994 and 1993, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the six months ended June 30, 1995, and for each of the three fiscal years ended December 31, 1994, 1993, and 1992, as filed by Regions in SEC Documents, and (ii) the consolidated balance sheets of Regions (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to June 30, 1995.

    "REGIONS SUBSIDIARIES" shall mean the Subsidiaries of Regions at the Effective Time.

    "REGISTRATION STATEMENT" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Regions under the 1933 Act with respect to the shares of Regions Common Stock to be issued to the shareholders of Metro in connection with the transactions contemplated by this Agreement and which shall include the Proxy Statement.

    "REGULATORY AUTHORITIES" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of Governors of the Federal Reserve System, the Office of Thrift Supervision (including its predecessor, the Federal Home Loan Bank Board), the Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NYSE, the NASD, and the SEC.

    "RIGHTS" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

    "SEC" shall mean the United States Securities and Exchange Commission.

    "SEC DOCUMENTS" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

    "SECURITIES LAWS" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

    "SHAREHOLDERS' MEETING" shall mean the meeting of the shareholders of Metro to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

    "SUBSIDIARIES" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

                 "SURVIVING CORPORATION" shall mean Regions as the surviving corporation resulting from the Merger.

                 "TAX" OR "TAXES" shall mean any federal, state, county, local, or foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy, and other taxes, assessments, charges, fares, or impositions, including interest, penalties, and additions imposed thereon or with respect thereto.

Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

         11.2  EXPENSES.

           (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

           (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

         11.3 BROKERS AND FINDERS. Except with respect to Sterne, Agree & Leach, Inc., with respect to Metro, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by Metro or Regions, each of Metro and Regions, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

         11.4 ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

        11.5 AMENDMENTS. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties; provided, that after any such approval by the holders of Metro Common Stock, there shall be made no amendment that pursuant to the GBCC requires further approval by such shareholders without the further approval of such shareholders.

        11.6  WAIVERS.

             (a) Prior to or at the Effective Time, Regions, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Metro, to waive or extend the time for the compliance or fulfillment by Metro of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Regions under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Regions.

             (b) Prior to or at the Effective Time, Metro, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Regions, to waive or extend the time for the compliance or fulfillment by Regions of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Metro under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Metro.

             (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

        11.7 ASSIGNMENT. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

        11.8 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Metro:               Metro Financial Corporation
                     6637 Roswell Road, NE
                     Atlanta, Georgia 30328
                     Telecopy Number: (404) 257-2872

                     Attention: Rayburn J. Fisher, Jr.
                                President and Chief Executive Officer

Copy to Counsel:     Varner, Stephens, Humphries and White
                     Suite 1700 Riverwood
                     100 Cumberland Circle
                     Atlanta, Georgia 30339
                     Telecopy Number: (770) 850-7070

                              Attention: K. Morgan Varner, III
                                                 and
                                         Richard W. Stephens

                     Powell, Goldstein, Frazer & Murphy
                     Sixteenth Floor
                     191 Peachtree Street, N.E.
                     Atlanta, Georgia 30303
                     Telecopy Number: (404) 572-5958

                     Attention: Kathryn L. Knudson

Regions:             Regions Financial Corporation
                     417 North 20th Street
                     Birmingham, Alabama 35203
                     Telecopy Number: (205) 326-7571

                     Attention: Richard D. Horsley
                                Vice Chairman and Executive Financial Officer

Copy to Counsel:     Regions Financial Corporation
                     417 North 20th Street
                     Birmingham, Alabama 35203
                     Telecopy Number: (205) 326-7099

                     Attention: Samuel E. Upchurch, Jr.
                                General Counsel and Corporate Secretary

        11.9 GOVERNING LAW. Except to the extent the laws of the State of Georgia apply to the Merger, this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of Laws.

       11.10 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

       11.11 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

       11.12 ENFORCEMENT OF AGREEMENT. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

       11.13 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

       IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                             METRO FINANCIAL CORPORATION


/s/ Richard W. Stephens             By: /s/ Rayburn J. Fisher Jr.
------------------------------          -------------------------------------
Richard W. Stephens                     Rayburn J. Fisher, Jr.
Secretary                               President and Chief Executive Officer



[CORPORATE SEAL]

ATTEST:                                      REGIONS FINANCIAL CORPORATION


/s/ Samuel E. Upchurch. Jr.                  By: /s/ William E. Jordan
------------------------------                   ------------------------------
Samuel E. Upchurch, Jr.                          William E. Jordan
General Counsel and Corporate Secretary          Regional President



[CORPORATE SEAL]

                                                                      APPENDIX B


LETTER TO BE PRINTED ON STERNE, AGEE & LEACH, INC. LETTERHEAD



Members of the Board of Directors
Metro Financial Corporation
6637 Roswell Road
Atlanta, Georgia 30328


Sirs:

     We understand that Metro Financial Corporation (the "Company"), and
Regions Financial Corporation, a Delaware corporation ("Regions"), have entered into an Agreement and Plan of Reorganization, dated as of August 23, 1995 (the "Agreement"), pursuant to which a wholly-owned subsidiary of Regions will be merged with the Company and each outstanding share of the Company's common stock (excluding treasury shares and shares held by stockholders who perfect their dissenters' rights) will cease to be outstanding and will be converted into and exchanged for the right to receive 0.431 shares of Regions common stock subject to adjustments under certain circumstances (the "Consideration"), as described in the Agreement.

     You have asked for our opinion as to whether the Consideration to be received by the stockholders of the Company's common stock pursuant to the Agreement is fair to the stockholders of the Company (other than Regions or any of its subsidiaries) from a financial point of view, as of the date hereof.

     In rendering its opinion, Sterne, Agee, has, among other things: (i) reviewed certain publicly available financial and other data with respect to the Company and Regions, including the consolidated financial statements for recent years and interim periods to date; certain Regions Current Reports on Form 8-K presenting certain financial statements on a pro forma basis incorporating the effects of then pending and expected-to be-completed acquisitions by Regions; drafts of the Registration Statement; and certain other relevant financial and operating data relating to the Company and Regions made available to Sterne, Agee from published sources and from the internal records of the Company and Regions; (ii) reviewed the Merger Agreement; (iii) reviewed certain historical market prices and trading volumes of the Company and Regions common stock in the over-the-counter market as reported by the NASDAQ National Market; (iv) compared the Company and Regions from a financial point of view with certain other companies in the financial services industry which Sterne, Agee deemed relevant; (v) considered the financial terms, to the extent publicly available, of selected recent acquisitions of financial institutions which Stern, Agee deemed to be comparable, in whole or in part, to the Merger; (vi) reviewed and discussed with representatives of the managements of the Company and Regions certain information of a business and financial nature regarding the Company and Regions, respectively, furnished to Sterne, Agee by the Company and Regions, respectively, (vii) made inquiries regarding and discussed the Merger
Agreement and other matters related thereto with the Company's counsel; and
(viii) performed such other analyses and examinations as we have deemed appropriate.

     In connection with our review, we have not independently verified any of the foregoing information with respect to the Company or Regions, have relied on all such information, and have assumed that all such information is complete and accurate in all material respects. With respect to the financial forecasts for the Company and Regions provided to us by their respective managements, we have assumed for purposes of our opinion that they have been reasonably prepared on bases reflecting the best available estimates and judgments of their respective managements at the time of preparation as to the future financial performance of the Company and Regions and that they provide a reasonable basis upon which we could form our opinion. We have also assumed that there have been no material changes in the Company's or Regions' assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have relied on advice of counsel to the Company as to all legal matters with respect to the Company, Regions and the Agreement. In addition, we have not examined any of the loan files of the Company or Regions or otherwise evaluated the allowance for loan losses of the Company or Regions and have not made an independent evaluation, appraisal or physical inspection of the assets or individual properties of the Company or Regions, nor have we been furnished with any such appraisals. Further, our opinion is based on economic, monetary and market conditions existing as of the date hereof.

     In the ordinary course of our business, we actively trade the equity securities of the Company and Regions for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Sterne, Agee, and its officers, employees, consultants, and agents may have long, short, or option positions in the securities of the Company and Regions. Sterne, Agee has regularly followed and provided investment research concerning Regions to its clients.

     Based upon the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the stockholders of the Company pursuant to the Agreement is fair to the stockholders of the Company (other than Regions or any of its subsidiaries) from a financial point of view.

     This opinion is furnished pursuant to our engagement letter, dated August 15, 1995, and is for the benefit of the Board of Directors of the Company.


                                            Very truly yours,

                                            STERNE, AGEE & LEACH, INC.



                                            By: _____________________________
                                                Kathryn H. Bissette
                                                Senior Vice President

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article Tenth of the Certificate of Incorporation of the Registrant provides:

         "(a) The corporation shall indemnify its officers, directors, employees, and agents to the full extent permitted by the General Corporation Law of Delaware. (b) No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages, for breach of fiduciary duty as a director, except for liability
    (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
    Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit."

     Section 145 of the Delaware General Corporation law empowers the Company to indemnify its officers and directors under certain circumstances. The pertinent provisions of that statute read as follows:

         "(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         "(b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         "(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         "(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
    (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

         "(e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

         "(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

         "(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

         "(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

         "(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

         "(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         "(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

    The Company has purchased a directors' and officers' liability insurance contract which provides, within stated limits, reimbursement either to a director or officer whose actions in his capacity result in liability, or to the Registrant, in the event it has indemnified the director or officer. Major exclusions from coverage include libel, slander, personal profit based on inside information, illegal payments, dishonesty, accounting of securities profits in violation of Section 16(b) of the Securities Exchange Act of 1934 and acts within the scope of the Pension Reform Act of 1974.



ITEM 21.  EXHIBITS.



EXHIBIT
NUMBER                                    DESCRIPTION
------       -------------------------------------------------------------------
  2.1   --   Agreement and Plan of Merger, as of August 23, 1995 by and between
             Metro Financial Corporation and Regions Financial Corporation  --
             included as Appendix A to the Proxy Statement/Prospectus.
  4.1   --   Certificate of Incorporation of Regions Financial Corporation --
             incorporated by reference from S-4 Registration Statement of
             Regions Financial Corporation, file no. 33-54231.
  4.2   --   By-laws of Regions Financial Corporation -- incorporated by reference from S-4 Registration Statement of Regions Financial
             Corporation, file no. 33-54231.
  5.    --   Form of Opinion re: legality.
  8.    --   Form of Opinion re: tax matters.
 23.1   --   Consent of Ernst & Young LLP.
 23.2   --   Consent of KPMG Peat Marwick LLP Relating to Report on Financial
             Statements of Metro Financial Corporation.
 23.3   --   Consent of KPMG Peat Marwick LLP relating to Report on Financial
             Statements of First National Bancorp.
 23.4   --   Consent of Hacker, Johnson, Cohen & Grieb
 23.5   --   Consent of Lange, Simpson, Robinson & Somerville -- to be included in Exhibit 5.
 23.6   --   Consent of Alston & Bird -- to be included in Exhibit 8.
 23.7   --   Consent of Sterne, Agee & Leach, Inc.
 24.    --   Power of Attorney -- the manually signed power of attorney is set forth in the signature page of the registration statement.



ITEM 22.  UNDERTAKINGS.

    A. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controllingprecedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    C.(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    D. The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    E. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on this the 11th day of December, 1995.


                                          REGISTRANT:

                                          REGIONS FINANCIAL CORPORATION

                                               /s/ Richard D. Horsley
                                          BY: --------------------------------
                                                   Richard D. Horsley
                                               Vice Chairman of the Board and
                                                Executive Financial Officer


    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard D. Horsley and Samuel E. Upchurch, Jr. and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.



      SIGNATURE                       TITLE                      DATE
-------------------------- ------------------------------  ------------------
/s/ J. Stanley Mackin
--------------------------  Chairman of the Board and          December 11, 1995
J. Stanley Mackin           Chief Executive Officer and
                                   Director
/s/ Richard D. Horsley
--------------------------  Vice Chairman of the Board and     December 11, 1995
Richard D. Horsley          Executive Financial Officer
                                   and Director
/s/ Robert P. Houston
--------------------------  Executive Vice President and       December 11, 1995
Robert P. Houston           Comptroller

/s/ Sheila S. Blair
--------------------------         Director                    December 11, 1995
Sheila S. Blair

/s/ William B. Boles, Sr.
--------------------------         Director                    December 11, 1995
William B. Boles, Sr.

/s/ James B. Boone, Jr.
--------------------------         Director                    December 11, 1995
James B. Boone, Jr.

/s/ Albert P. Brewer
--------------------------         Director                    December 11, 1995
Albert P. Brewer

/s/ James S.M. French
--------------------------         Director            December 11, 1995
James S.M. French

/s/ Catesby ap C. Jones
--------------------------         Director            December 11, 1995
Catesby ap C. Jones


--------------------------         Director            December 11, 1995
Olin B. King

/s/ Henry E. Simpson
--------------------------         Director            December 11, 1995
Henry E. Simpson

/s/ Robert E. Steiner, III
--------------------------         Director            December 11, 1995
Robert E. Steiner, III

/s/ Lee J. Styslinger, Jr.
--------------------------         Director            December 11, 1995
Lee J. Styslinger, Jr.

                               INDEX TO EXHIBITS



                                                                   SEQUENTIALLY
EXHIBIT                                                              NUMBERED
NUMBER                           DESCRIPTION                           PAGE
-------      ----------------------------------------------------  ------------
  2.1   --   Agreement and Plan of Merger, dated as August 23,
             1995 by and between Metro Financial Corporation and
             Regions Financial Corporation  -- included as
             Appendix A to the Proxy Statement/Prospectus.
  4.1   --   Certificate of Incorporation of Regions Financial
             Corporation -- incorporated by reference from S-4
             Registration Statement of Regions Financial
             Corporation, file no. 33-54231.
  4.2   --   By-laws of Regions Financial Corporation --
             incorporated by reference from S-4 Registration
             Statement of Regions Financial Corporation, file
             no. 33-54231.
  5.    --   Form of Opinion re: legality.
  8.    --   Form of Opinion re: tax matters.
 23.1   --   Consent of Ernst & Young LLP.
 23.2   --   Consent of KPMG Peat Marwick LLP Relating to Report
             on Financial Statements of Metro Financial Corporation.
 23.3   --   Consent of KPMG Peat Marwick LLP relating to report
             on Financial Statements of First National Bancorp.
 23.4   --   Consent of Hacker, Johnson, Cohen & Grieb
 23.5   --   Consent of Lange, Simpson, Robinson & Somerville
             -- to be included in Exhibit 5.
 23.6   --   Consent of Alston & Bird -- to be included in
             Exhibit 8.
 23.7   --   Consent of Sterne, Agee & Leach, Inc.
 24.    --   Power of Attorney -- the manually signed power of
             attorney is set forth in the signature page of the registration statement.